
11005363


SEC MAIL
RECEIVED
PROCESSING
MAR 2 1 2011
WASH, D.C.
211
SECTION

Servis 1st

Our Name is Our Mission

2010 ANNUAL REPORT


Servis 1st

Dear Shareholders,

I am pleased to report that 2010 was a great year for our Company. Some of what I consider the highlights are outlined below:

- The Company reported net income of $17.4 million, a 196% increase over 2009. Basic net income per share was $3.15.
- ServisFirst Bank was the most profitable bank in Alabama in 2010, with net income of $18.9 million.
- All regions were profitable in 2010. Total deposits in the bank grew 23% in 2010.
- Our asset quality continues to be much better than our peer group.
- Four outstanding private bankers joined us in Birmingham from BBVA Compass. We continue to talk to talented bankers in many markets and I am optimistic we can continue to grow the Company.
- We are in the process of assembling an outstanding group of bankers in Pensacola, Florida, and have applied for approval to open our main office in Spring 2011. We believe that this group is widely recognized as being the best bankers in that region, and I am very optimistic about our future in the Pensacola region.

The biggest concern I have today is the cost and impact of new banking regulations pursuant to the Dodd-Frank Act. Compliance costs will continue to grow, especially on the consumer banking side of the business. Some in our industry complain about regulators, but they are simply enforcing the laws passed by the U.S. Congress.

I am pleased, but never satisfied, with our performance. The recession has not materially altered our business plan, although we are more humble than we were before the recession. I am thankful for our strong shareholder base that has enabled us to prosper during difficult times in our industry. We will continue to follow our simple business model that has proven successful for the past six years.

As always, we would appreciate any referrals of new customers, and hope we can make you proud to be an owner of ServisFirst Bancshares.

Sincerely,



Thomas A. Broughton III
Director, President and
Chief Executive Officer

	As of and for the years ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands except for share data)				
Selected Balance Sheet Data:					
Total assets	$ 1,935,166	$ 1,573,497	$1,162,272	$ 838,250	$ 528,545
Total loans	1,394,818	1,207,084	968,233	675,281	440,489
Loans, net	1,376,741	1,192,173	957,631	667,549	435,071
Securities available for sale	276,959	255,453	102,339	87,233	28,119
Securities held to maturity	5,234	645	—	—	—
Cash and due from banks	27,454	26,982	22,844	15,756	15,706
Interest-bearing balances with banks	204,278	48,544	30,774	34,068	22
Fed funds sold	246	680	19,300	16,598	37,607
Mortgage loans held for sale	7,875	6,202	3,320	2,463	2,902
Restricted equity securities	3,510	3,241	2,659	1,202	805
Premises and equipment, net	4,450	5,088	3,884	4,176	2,605
Deposits	1,758,716	1,432,355	1,037,319	762,683	473,348
Other borrowings	24,937	24,922	20,000	73	—
Trust preferred securities	30,420	15,228	15,087	—	—
Other liabilities	3,993	3,370	3,082	2,465	2,353
Stockholders' equity	117,100	97,622	86,784	72,247	52,288
Selected Income Statement Data:					
Interest income	$ 78,146	$ 62,197	$ 55,450	$ 51,417	$ 30,610
Interest expense	15,260	18,337	20,474	25,872	13,335
Net interest income	62,886	43,860	34,976	25,545	17,275
Provision for loan losses	10,350	10,685	6,274	3,541	3,252
Net interest income after provision for loan losses	52,536	33,175	28,702	22,004	14,023
Noninterest income	5,169	4,413	2,704	1,441	911
Noninterest expense	30,969	28,930	20,576	14,796	8,674
Income before income taxes	26,736	8,658	10,830	8,649	6,260
Income taxes expenses	9,358	2,780	3,825	3,152	2,189
Net income	17,378	5,878	7,005	5,497	4,071
Per Common Share Data:					
Net income, basic	$ 3.15	$ 1.07	$ 1.37	$ 1.19	$ 1.06
Net income, diluted	2.84	1.02	1.31	1.16	1.06
Book value	21.19	17.71	16.15	14.13	11.71
Weighted average shares outstanding:					
Basic	5,519,151	5,485,972	5,114,194	4,631,047	3,831,881
Diluted	6,294,604	5,787,643	5,338,883	4,721,864	3,846,111
Actual shares outstanding	5,527,482	5,513,482	5,374,022	5,113,482	4,463,607

	As of and for the years ended December 31,				
	2010	2009	2008	2007	2006
Selected Performance Ratios:					
Return on average assets	1.04%	0.43%	0.71%	0.78%	1.02%
Return on average stockholders' equity	15.86%	6.33%	9.28%	9.40%	9.96%
Net interest margin(1)	3.94%	3.31%	3.70%	3.78%	4.60%
Efficiency ratio(2)	45.51%	59.57%	54.61%	54.83%	50.67%
Asset Quality Ratios:					
Net charge-offs to average loans outstanding	0.55%	0.60%	0.41%	0.23%	0.28%
Non-performing loans to total loans	1.03%	1.01%	1.02%	0.66%	0.00%
Non-performing assets to total assets	1.10%	1.57%	1.74%	0.73%	0.11%
Allowance for loan losses to total gross loans	1.30%	1.24%	1.09%	1.15%	1.23%
Allowance for loan losses to total non-performing loans	126.00%	122.34%	108.17%	173.94%	5,418.00%
Liquidity Ratios:					
Net loans to total deposits	78.28%	83.23%	92.32%	87.53%	91.91%
Net average loans to average earning assets	78.04%	80.06%	85.84%	77.19%	89.34%
Noninterest-bearing deposits to total deposits	14.24%	14.75%	11.71%	11.15%	15.05%
Capital Adequacy Ratios:					
Stockholders' equity to total assets	6.05%	6.20%	7.47%	8.62%	9.89%
Total risked-based capital(3)	11.82%	10.48%	11.25%	11.22%	11.58%
Tier I capital(4)	10.22%	8.89%	10.18%	10.12%	10.49%
Leverage ratio(5)	7.77%	6.97%	9.01%	8.40%	10.32%
Growth Ratios:					
Percentage change in net income	195.64%	-16.1%	27.43%	35.00%	373.93%
Percentage change in diluted net income per share	178.43%	-22.5%	12.93%	13.21%	352.38%
Percentage change in assets	22.99%	35.38%	38.65%	58.59%	90.15%
Percentage change in net loans	15.46%	24.49%	45.45%	53.43%	76.76%
Percentage change in deposits	22.78%	38.08%	36.00%	61.13%	93.96%
Percentage change in equity	19.95%	12.49%	20.12%	38.18%	56.23%

(1) Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets and interest rate paid on interest-bearing liabilities, divided by average earning assets.

(2) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(3) Total stockholders' equity excluding unrealized gains/(losses) on securities available for sale, net of taxes, and intangible assets plus allowance for loan losses (limited to 1.25% of risk-weighted assets) divided by total risk-weighted assets. The FDIC required minimum to be well-capitalized is 10%.

(4) Total stockholders' equity excluding unrealized gains/(losses) on securities available for sale, net of taxes, and intangible assets divided by total risk-weighted assets. The FDIC required minimum to be well-capitalized is 6%.

(5) Total stockholders' equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets divided by average assets less intangible assets. The FDIC required minimum to be well-capitalized is 5%; however, the Alabama Banking Department has required that the Bank maintain a Tier 1 capital leverage ratio of 7%.

OFFICERS AND DIRECTORS

PRINCIPAL OFFICERS: SERVISFIRST BANCSHARES, INC.

Thomas A. Broughton III
Chief Executive Officer and President

William M. Foshee
Executive Vice President, Chief Financial Officer
Treasurer and Secretary

Clarence C. Pouncey III
Executive Vice President and Chief Operating Officer

PRINCIPAL OFFICERS: SERVISFIRST BANK

Thomas A. Broughton III
Chief Executive Officer and President

William M. Foshee
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary

Clarence C. Pouncey III
Executive Vice President and Chief Operating Officer

G. Carlton Barker
Executive Vice President, Montgomery President
and Chief Executive Officer

Andrew N. Kattos
Executive Vice President, Huntsville President
and Chief Executive Officer

Ronald A. DeVane
Executive Vice President and Dothan
Chief Executive Officer

Rex D. McKinney
Executive Vice President, Pensacola President
and Chief Executive Officer

BOARD OF DIRECTORS: SERVISFIRST BANCSHARES, INC.

Stanley M. Brock, Chairman of the Board
Birmingham, Alabama

Thomas A. Broughton III
Birmingham, Alabama

Michael D. Fuller
Birmingham, Alabama

James J. Filler
Birmingham, Alabama

J. Richard Cashio
Birmingham, Alabama

Hatton C. V. Smith
Birmingham, Alabama

SERVISFIRST BANK REGIONAL DIRECTORS

E. Wayne Bonner
Huntsville, Alabama

Tres Childs
Huntsville, Alabama

Don Davidson
Huntsville, Alabama

David Slyman
Huntsville, Alabama

Irma Tuder
Huntsville, Alabama

Danny Windham
Huntsville, Alabama

Sidney White
Huntsville, Alabama

William B. Watson, Jr.
Huntsville, Alabama

Tom Young
Huntsville, Alabama

Ray Petty
Montgomery, Alabama

Todd Strange
Montgomery, Alabama

Pete Taylor
Montgomery, Alabama

Ken Upchurch
Montgomery, Alabama

Alan E. Weil, Jr.
Montgomery, Alabama

Charles H. Chapman
Dothan, Alabama

John Downs
Dothan, Alabama

Charles Owens
Dothan, Alabama

William C. Thompson
Dothan, Alabama

SERVISFIRST BANCSHARES, INC. COMMITTEES

NOMINATING AND CORPORATE GOVERNANCE
Stanley M. Brock
Michael D. Fuller
J. Richard Cashio

AUDIT
Stanley M. Brock
Michael D. Fuller
J. Richard Cashio

COMPENSATION
James J. Filler
Joseph R. Cashio
Hatton C.V. Smith

OFFICES AND LOCATIONS

MAIN OFFICE BANKING CENTER
850 SHADES CREEK PARKWAY
SUITE 100
BIRMINGHAM, ALABAMA 35209
205.949.0302

DOWNTOWN BANKING CENTER
324 RICHARD ARRINGTON JR. BOULEVARD N.
BIRMINGHAM, ALABAMA 35203
205.949.2200

GREYSTONE BANKING CENTER
5403 HIGHWAY 280
SUITE 401
BIRMINGHAM, ALABAMA 35242
205.949.0870

DOTHAN BANKING CENTER
4801 WEST MAIN STREET
DOTHAN, ALABAMA 36305
334.340.4300

DOTHAN COTTONWOOD CORNERS BANKING CENTER
1620 ROSS CLARK CIRCLE
SUITE 307
DOTHAN, ALABAMA 36301
334.340.4400

HUNTSVILLE DOWNTOWN BANKING CENTER
401 MERIDIAN STREET
SUITE 100
HUNTSVILLE, ALABAMA 35801
256.722.7800

RESEARCH PARK BANKING CENTER
1267-A ENTERPRISE WAY
HUNTSVILLE, ALABAMA 35806
256.722.7880

MONTGOMERY DOWNTOWN BANKING CENTER
ONE COMMERCE STREET
SUITE 100
MONTGOMERY, ALABAMA 36104
334.223.5800

MONTGOMERY EAST BANKING CENTER
8117 VAUGHN ROAD
UNIT 20
MONTGOMERY, ALABAMA 36116
334.223.5600

STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders of ServisFirst Bancshares, Inc. will be held at The Club, 1 Robert S. Smith Drive, AL 35209 on Wednesday, April 20th at 5:00 p.m., Central Daylight Time.

FORM 10-K

Form 10-K is ServisFirst Bancshares, Inc.'s Annual Report filed with the Securities and Exchange Commission (SEC). A copy of ServisFirst Bancshares, Inc.'s 10-K is included as part of this Annual Report, and additional copies may be obtained free of charge by writing to 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209, Attn.: Investor Relations.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

AVAILABLE INFORMATION

Our corporate website is www.servisfirstbank.com. We have direct links on this website to our Code of Ethics and the charters for our Audit, Compensation and Nominating and Corporate Governance Committees by clicking on the "Investor Relations" tab. We also have direct links to our filings with the Securities and Exchange Commission (SEC), including, but not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and any amendments to these reports. You may also obtain a copy of any such report free of charge by requesting such copy in writing to 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209 Attn.: Investor Relations. This Annual Report, accompanying exhibits and all other reports and filings that we file with the SEC will be available for the public to view and copy (at prescribed rates) at the SEC's Public Reference Room at 100 F Street, Washington, D.C. 20549. You may also obtain copies of such information at the prescribed rates from the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains such reports, proxy and information statements, and other information as we file electronically with the SEC by clicking on http://www.sec.gov.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mauldin & Jenkins, LLC
2000 Southbridge Parkway
Birmingham, Alabama 35209
205.445.2880

LEGAL COUNSEL

Haskell Slaughter Young & Rediker, LLC
2001 Park Place
Suite 1400
Birmingham, Alabama 35203
205. 251.1000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**
For the transition period from ___________ to ___________

Commission File Number 0-53149


Servis 1st

SERVISFIRST BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	**26-0734029** *(I.R.S. Employer Identification No.)*
850 Shades Creek Parkway, Suite 200 **Birmingham, Alabama** *(Address of Principal Executive Offices)*	**35209** *(Zip Code)*

(205) 949-0302
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001 per share
(Titles of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "larger accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑

Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company Yes ☐ No ☑

As of June 30, 2010, the aggregate market value of the voting common stock held by non-affiliates of the registrant, based on a price of $25.00 per share of Common Stock, was $122,542,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date: the number of shares outstanding as of February 28, 2011, of the registrant's only issued and outstanding class of common stock, its $.001 per share par value common stock, was 5,527,482.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with its 2010 Annual Meeting of Stockholders are incorporated by reference in Part III of this annual report on Form 10-K.

SERVISFIRST BANCSHARES, INC.

TABLE OF CONTENTS

FORM 10-K

DECEMBER 31, 2010

[This page intentionally left blank.]

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this Form 10-K, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 41, are "forward-looking statements" that are based upon our current expectations and projections about future events. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "predict," "estimate," "could," "should," "would," "will," and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared and may not be realized due to a variety of factors, including, but not limited to, the following:

- the effects of the current economic recession and the possible continued deterioration of the United States economy, particularly deterioration of the economy in Alabama and the communities in which we operate;
- the effects of continued deleveraging of United States citizens and businesses;
- the current financial and banking crisis resulting in the massive devaluation of the assets and shareholders' equity of many of the United States' financial and banking institutions;
- the effects of continued compression of the residential housing industry, the continued recession and recovery and rising unemployment;
- credit risks, including credit risks resulting from the devaluation of collateralized debt obligations (CDOs) and/or structured investment vehicles to which we currently have no direct exposure;
- the effects of the Emergency Economic Stabilization Act of 2008, including its Troubled Asset Relief Program (TARP), the American Recovery and Reinvestment Act of 2009, and other governmental monetary and fiscal policies and legislative and regulatory changes;
- the effect of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;
- the effects of terrorism and efforts to combat it;
- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;
- the effect of any merger, acquisition or other transaction to which we or our subsidiary may from time to time be a party, including our ability to successfully integrate any business that we acquire; and
- failure of our assumptions underlying the establishment of our loan loss reserves.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For certain other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the "Risk Factors" in Item 1A beginning on page 26.

PART I

ITEM 1. BUSINESS

Overview

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956 headquartered in Birmingham, Alabama. Through our wholly-owned subsidiary bank, we operate nine full service banking offices located in Jefferson, Shelby, Madison, Montgomery and Houston Counties in the metropolitan statistical areas ("MSAs") of Birmingham-Hoover, Huntsville, Montgomery and Dothan, Alabama, and are in the process of establishing a new banking office in the Pensacola-Ferry Pass-Brent, Florida MSA (Escambia and Santa Rosa Counties). As of December 31, 2010, we had total assets of approximately $1.94 billion, total loans of approximately $1.39 billion, total deposits of approximately $1.76 billion and total stockholders' equity of approximately $117.1 million.

We were originally incorporated as a Delaware corporation in August 2007 for the purpose of acquiring all of the common stock of ServisFirst Bank, an Alabama banking corporation (separately referred to herein as the "Bank"), which was formed on April 28, 2005 and commenced operations on May 2, 2005. On November 29, 2007, we became the sole shareholder of the Bank by virtue of a plan of reorganization and agreement of merger pursuant to which (i) a wholly-owned subsidiary formed for the purpose of the reorganization was merged with and into the Bank, with the Bank surviving, and (ii) each shareholder of the Bank exchanged their shares of the Bank's common stock for an equal number of shares of our common stock.

We were organized to facilitate the Bank's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions, the provision of additional banking-related services which the traditional commercial bank may not provide under current law, and additional financing alternatives such as the issuance of trust preferred securities. We have no current plans to acquire any operating subsidiaries in addition to the Bank, but we may make acquisitions in the future if we deem them to be in the best interest of our stockholders. Any such acquisitions would be subject to applicable regulatory approvals and requirements.

Our principal business is to accept deposits from the public and to make loans and other investments. Our principal sources of funds for loans and investments are demand, time, savings and other deposits (including negotiable orders of withdrawal, or NOW accounts) and the amortization and prepayment of loans and borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments, and service charges. Our principal expenses are interest paid on savings and other deposits (including NOW accounts), interest paid on our other borrowings, employee compensation, office expenses and other overhead expenses.

We are headquartered at 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209 (Jefferson County). In addition to the Jefferson County headquarters, the Bank currently operates through three offices in the Birmingham-Hoover, Alabama MSA (two offices in Jefferson County and one office in North Shelby County), two offices in the Huntsville, Alabama MSA (Madison County), two offices in the Montgomery, Alabama MSA (Montgomery County) and two offices in the Dothan, Alabama MSA (Houston County) and are in the process of establishing an office in the Pensacola-Ferry Pass-Brent, Florida MSA (Escambia County). These MSAs constitute our primary service areas, and we also serve certain areas adjacent to our primary service areas.

Markets

Service Areas

Birmingham is located in central Alabama approximately 90 miles northwest of Montgomery, Alabama, 146 miles west of Atlanta, Georgia, and 148 miles southwest of Chattanooga, Tennessee. Birmingham is intersected by U.S. Interstates 20, 59 and 65. Jefferson County includes the major business area of downtown Birmingham. North Shelby County also encompasses a growing business community and affluent residential areas. With two offices in Jefferson County and one in north Shelby

County, we believe we are well positioned to access the most affluent areas of the Birmingham-Hoover MSA.

We also operate in the Huntsville, Alabama MSA, the Montgomery, Alabama MSA and the Dothan, Alabama MSA. We believe the Huntsville market offers substantial growth as one of the strongest technology economies in the nation, with over 300 companies performing sophisticated government, commercial and university research. Huntsville has one of the highest concentrations of engineers in the United States, as well as one of the highest concentrations of Ph.D.s. Huntsville is located in North Alabama off U.S. Interstate 65 between Birmingham and Nashville, Tennessee. Montgomery is the capital and one of the largest cities in Alabama and home to the Hyundai Motor Manufacturing plant, which began production in May 2005. Montgomery is located in central Alabama between Birmingham and Mobile, Alabama and is intersected by U.S. Interstates 65 (connecting Birmingham and Mobile, Alabama) and 85 (connecting Montgomery to Atlanta, Georgia). Dothan is located in the southeastern corner of the State of Alabama near the Georgia and Florida state lines and is 35 miles from U.S. Interstate 10 which runs through the panhandle of Florida and connections Mobile, Alabama to Tallahassee, Florida. Dothan is also intersected by U.S. Highways 231, 431 and 84, which are common trucking lanes, and has access to railroad and the Chattahoochee River. With two offices in each of Madison, Montgomery and Houston Counties, we believe that we have a base of banking resources to serve such counties.

We are in the process of opening our first office outside the State of Alabama in Pensacola, Florida. We have recruited an experienced team of veteran Pensacola bankers to help us establish this office. Pensacola is located in the Florida panhandle approximately 50 miles east of Mobile, Alabama, and 40 miles west of Fort Walton, Florida, with easy access to U.S. Interstate 10 just minutes away. Pensacola is a regional hub for healthcare and retail, with an important manufacturing sector, a strong tourism presence and a broadly diversified economy.

We conduct a general consumer and commercial banking business, emphasizing personal banking services to commercial firms, professionals and affluent consumers located in our service areas. We believe the current market for financial services, as well as the prospects for the future, present opportunity for a locally owned and operated financial institution. Specifically, we believe that our primary service areas will be in need of local institutions to respond to customer and deposit attrition resulting from the acquisitions during the last few years of Alabama-headquartered banks, including the acquisitions of SouthTrust Corporation by Wachovia Corporation (which has now been acquired by Wells Fargo & Company), AmSouth Bancorporation by Regions Financial Corporation, Compass Bancshares, Inc. by Banco Bilbao Vizcaya Argentaria and Alabama National Bancorporation (operating as First American Bank) by RBC Centura Banks. We believe that a community-based bank such as the Bank can better identify and serve local relationship banking needs than can an office or subsidiary of such larger banking institutions.

Local Economy of Service Areas

Birmingham. We believe that Jefferson and Shelby Counties offer us a growing and diverse economic base in which to operate. Jefferson and Shelby Counties are the primary counties for the seven-county Birmingham Metropolitan Area. With a 2010 population of 671,861, Jefferson County includes Birmingham, Alabama's largest city, and is Alabama's most populated county. Shelby County has a population of 193,570 and is among the fastest growing counties in the U.S. Between 2000 and 2010, Shelby County's population increased more than 35%.

Jefferson and Shelby Counties have the highest population density in Metropolitan Birmingham and account for more than 75% of the population in the entire seven-county region. In 2010, the combined population of Jefferson and Shelby Counties was 865,431 with 340,561 households. Between 2000 and 2010, the counties grew by more than 60,000 residents or 7.5%. The projected growth rate for the two counties between 2010 and 2015 is 4% or an additional 33,620 residents, which will bring the total population of the two counties to almost 900,000.

Serving as the core of Metropolitan Birmingham, Jefferson and Shelby Counties have an employment base of 459,938 – more than 88% of Metropolitan Birmingham's total employment. The counties combined 2010 average household income is $72,517, an almost 40% increase since 2000. The counties' 2000 to 2010 average household income growth rate is considerably higher than the U.S. average household income growth rate of 28%.

The economic composition of Metropolitan Birmingham is a diverse mixture of traditional and emerging employment sectors. Metals manufacturing is an important historical sector; finance and insurance, healthcare services and distribution are currently the region's core economic sectors and biological and medical technology; entertainment and diverse manufacturing have been identified as the region's emerging economic sectors.

Finance and insurance is among the most specialized economic sectors in Metropolitan Birmingham. Several banks and insurance companies have corporate or regional headquarters in the region, including: Regions Financial Corporation, BBVA Compass, Protective Life, Infinity Insurance and State Farm.

Healthcare services is also a core economic sector of Metropolitan Birmingham. The University of Alabama at Birmingham (UAB) is Alabama's largest employer, with more than 19,000 employees, and is among the elite healthcare centers in the U.S. UAB's annual economic impact is estimated at more than $4.6 billion; in 2009, UAB received $489 million in outside research funding. Additionally, Birmingham is home to the largest nonprofit independent research laboratory in the Southeast – Southern Research Institute. These two institutions form the foundation of the region's growing biotechnology sector.

Diverse manufacturing is an emerging economic sector and is spearheaded by the presence of two major automotive manufacturing facilities, Mercedes Benz U.S. International and Honda Manufacturing of Alabama. These automotive manufacturing facilities together employ more than 7,000 and serve as the basis for the region's growth in transportation equipment manufacturing.

Other major corporations headquartered or with a major presence in Metropolitan Birmingham include: HealthSouth Corporation, Vulcan Materials and AT&T. Moreover, Birmingham serves as the headquarters to six of the country's top-performing private companies on the elite Forbes 500 list, including O'Neal Steel and Drummond Company.

Unless otherwise stated, the foregoing and other pertinent data can be found on the websites of the Birmingham Regional Chamber of Commerce and the Federal Deposit Insurance Corporation (the "FDIC").

Huntsville. Huntsville, Madison County, is the life-center for North Alabama and has seen steady growth since the 1960's. Today there are nearly one million people within a 50-mile radius of Huntsville. The metropolitan population is diverse and rich in culture, with many residents moving into the area as a technology destination from all 50 states and numerous countries, including Japan, Switzerland, Korea, Germany and the U.K. In 2009, the Huntsville, Alabama MSA (which includes Madison and Limestone Counties) had a population of 397,000 people, up 16.0% from the 2000 U.S. Census, and Madison County's population was 321,000, up 16.1% from the 2000 Census. The Huntsville metro population grew at over twice the rate of the rest of Alabama and nearly twice the rate of the U.S. as a whole. According to a 2008 estimate, the average household income was $71,267 for the Huntsville, Alabama MSA, $73,430 for Madison County and $65,159 for the City of Huntsville. The City of Madison reported an average household income of $72,432 according to the 2000 U.S. Census.

We believe that Huntsville offers substantial growth as one of the strongest technology economies in the nation with one of the highest concentrations of engineers and Ph.D.s in the United States. Huntsville has a number of major government programs, including NASA programs such as the Space Station and Space Shuttle Propulsion and U.S. Army programs such as the National Space and Missile Defense Command, Army Aviation and Foreign Military Sales. Cummings Research Park in Huntsville is now the second largest research park in the United States and the fourth largest research park in the world. Huntsville was ranked number one in the state for announced new and expanding jobs from 2004 to 2008, according to the Alabama Development Office. Huntsville was named as *Forbes* magazine's "Best Place to Live to Weather the Economy" in November 2008. Further, *Forbes* named Huntsville one of its "Leading Cities for Business" six years in a row, including 2008, as well as one of the "10 Smartest Cities in the World" in 2009. *Fortune Small Business Magazine* named Huntsville as the country's "Top Mid-sized City to Launch and Grow a Business" and *Kiplinger Magazine* named Huntsville as the nation's "Best City" in 2009. Huntsville is home to the highest concentration of *Inc.* 500 Companies in the United States and also a number of offices of Fortune 500 companies. Major employers in Huntsville include the U.S. Army/Redstone Arsenal, the Boeing Company, NASA/Marshall Space Flight Center, Intergraph Corporation, Benchmark Electronics, ADTRAN, Inc., Northrop Grumman, Cinram, SAIC, DirecTV, LG Electronics, Inc., Lockheed Martin, and Toyota Motor Manufacturing of Alabama. Job growth in the Huntsville metro area has been strong, with over 29,000 new workers added since 2000, accounting for 46% of the state's net job growth during that same period of time. The Huntsville metro area's employment growth rate of 15.8% is almost four times the U.S. average. Professional and business service employment in the Huntsville metro area grew by 41.7% from 2000-2008, adding a total of 13,900 workers primarily in professional, scientific and technical fields.

In September 2005, the Base Realignment and Closure Commission, or BRAC, approved the relocation of the majority of the United States Missile Defense Agency's development and management work, along with the headquarters of the U.S. Army Space & Missile Defense Command, the U.S. Army Materiel Command and the U.S. Army Security Assistance Command, to Huntsville. The relocation of jobs to Huntsville began in 2007 and will bring up to 5,000 jobs. All moves are scheduled to be completed by 2011. In addition to these jobs, the move is expected to bring another 5,000 support jobs.

The Hudson-Alpha Institute for Biotechnology opened its 260,000-square foot facility in November 2007, housing 17 biotechnology companies representing the for-profit side of development focused on using the code generated by the Human Genome Project to produce drugs and treatment. The institute has provided the Huntsville community with over 900 new jobs, and the new 22,000-square foot Jackson Conference Center was constructed there in 2008. Verizon Wireless has built a 152,000-square foot Alabama headquarters and customer service center in Thornton Research Park, in which it has invested $44 million and created nearly 1,300 new jobs. Expanding the plant at Toyota Manufacturing led to the creation of 240 jobs as well as total capital investment of $147 million. Other notable expansions include Raytheon, DHS Systems, Aegis Technologies, System Studies and Simulation and Lockheed Martin. In total, new and expanding industry in Huntsville/Madison County in 2009 amounted to 32 projects, 2,027 jobs, and over $219 million in capital investment. Additionally, plans are underway to construct a $1 billion office park just outside of the gates at Redstone Arsenal, which will ultimately contain hotels, restaurants and 4 million square feet of office space.

The foregoing and other pertinent data are available on the Huntsville/Madison County Chamber of Commerce's and the FDIC's websites.

Montgomery. Montgomery is Alabama's second largest city and is the capital of Alabama. We have identified Montgomery as a high-growth market for us, second in the state of Alabama only to Huntsville in the growth of new jobs from 2000-2007. A recent competitive assessment conducted by Market Street Services on behalf of the Montgomery Area Chamber of Commerce shows Montgomery outpacing the State of Alabama as a whole, as well as the benchmark cities of Richmond, Virginia, Little Rock, Arkansas, and Shreveport, Louisiana, with an 11.1% increase in net new jobs during the same period. It is also noteworthy that, according to Market Street, Montgomery had more jobs in March 2010 than it did in March 2000, unlike Richmond, the State of Alabama, and the United States.

The Montgomery metro area comprises 366,401 residents, and is the fourth most populous county in Alabama. Over the past 15 years 16,500 jobs have been created in the metro area, an increase of 11%. The area's wealth has more than doubled since 1990, with a total personal income of $13.2 billion for the Montgomery metro area in 2008. The average median family income grew 25% from 1990 to 2008, from $45,182 to $56,400. The area's per capita income grew from $18,500 in 1990 to $35,973 in 2009, an increase of 94%.

Recent developments in Montgomery include the more than $1 billion that has been spent on the revitalization of downtown Montgomery and the Riverfront District, including over $200 million on a downtown four-star hotel, performing arts theatre, and convention center complex. Downtown Montgomery also opened a new minor league baseball stadium in 2004, and the Montgomery Regional Airport completed a $40 million renovation and expansion project in 2006.

As its capital city, the State of Alabama employs approximately 9,500 persons in Montgomery, as well as numerous service providers. Montgomery is also home to Maxwell Gunter Air Force Base, which employs more than 12,000 persons, including Air University, the worldwide center for U.S. Air Force leadership and education, in addition to global information technology support systems. In 2010 a new Network Operations Squadron for Air Force Cyber Command and worldwide Air Force Enterprise

Call Center created 370 new high-paying civilian and military jobs while strengthening the overall mission of Maxwell/Gunter.

In May of 2005, Hyundai Motor Manufacturing Alabama (HMMA) opened its Montgomery manufacturing plant, which was built with a capital investment of over $1.4 billion. That plant, which now employs over 3,500 people and produces two Hyundai models, has been further expanded with the addition of a new engine plant. That engine plant will also serve the new Kia manufacturing facility in West Point, Georgia. The area has also benefited from the nearly 30 top-tier Hyundai suppliers who have invested over $550 million in new plant facilities, producing almost 8,000 additional jobs. In 2010, HMMA announced an additional $50 million capital investment in order to prepare for the addition of the 2011 Elantra production line.

In 2010, Montgomery led the state in announced new and expanding industries. Hyundai Power Transformers USA will create 1,000 new jobs and invest more than $125 million in Montgomery, the largest project in the State of Alabama for 2010 and the company's first American manufacturing facility. In addition, approximately 400 new jobs and more than $150 million in capital investment were announced in 2010 as a result of existing industry expansions. Two additional corporate headquarters announced their locations in Montgomery in 2010, Hausted Patient Handling Services and Community Newspaper Holdings Inc.

The foregoing and other pertinent data can be found on the Montgomery Area Chamber of Commerce's and the FDIC's websites and recent publications of the Montgomery Area Chamber of Commerce, particularly the *Montgomery Business Journal* (complete archived editions available at montgomerychamber.com).

Dothan. Dothan, in Houston County, is located in the southeastern corner of Alabama and is conveniently placed near the Florida panhandle and Georgia state line. We believe that this market has great potential due to its central hub, its accessibility to large distribution centers, its home to several major corporations, and its lack of personalized banking services currently being provided. According to the FDIC, Dothan's deposit base has grown 28% during the past five years. Furthermore, Dothan's two largest deposit holders are Regions Bank and Wells Fargo Bank (formerly SouthTrust Bank and more recently Wachovia Bank), each of which has undergone substantial changes in recent years, which we believe provides an opportunity for a new bank such as us. We believe the citizens of Dothan demand the personal service provided by the Bank, making it a more viable option for the current residents than local branches of larger regional competitors. The Bank's two offices are strategically located in the southeastern and western areas of Dothan, which are growing areas of business activity and development.

In 2009, the Dothan, Alabama MSA had a population of 142,000 people, a 9.8% increase from 2000. Houston County had a population of 99,000, a 11.5% increase from 2000, while the city of Dothan has experienced a 16.8% increase in population since 2000.

We believe Dothan to be a growing market with greater needs considering the wide array of industries being serviced. The Dothan area, while being known as the peanut capital, is also home to facilities of several major corporations, including Michelin, Pemco World Aviation, International Paper, Globe Motors, AAA Cooper-Headquarters, and many more. Also, the strong presence of trucking and its strategic positioning in the Southeast market attracts distribution-related projects to the Dothan MSA. For example, the development of the Houston County Distribution Park has allowed companies to take advantage of the 352-acre tract to serve consumers in the Southeast region of the United States. Being only minutes from the Florida state line, the large lots can serve distribution-related projects up to 1.2 million square feet in size.

Dothan is a hub of healthcare for southeast Alabama, southwest Georgia and north Florida areas, with two regional hospitals, Southeast Alabama Regional Medical Center employing over 2,000 medical professionals and support staff, and Flowers Hospital employing 1,400 medical professionals and support staff. The area also has a strong history in the expansion of aviation jobs in Alabama through Enterprise-Ozark Community College (avionics and aviation mechanic training) and Fort Rucker, the Army Aviation Center of the United States. The highly specialized Dothan Airport Industrial Park offers the land and infrastructure to house aviation related projects with runway access to facilities. The existence of these industries and the constant growth allows an opportunity for the Bank to increase its presence and penetration in this market.

The foregoing and other pertinent data can be found on the Dothan Chamber of Commerce's and the FDIC's websites.

Pensacola. The Pensacola-Ferry Pass-Brent MSA (Escambia and Santa Rosa Counties) has a population of more than 450,000, up from 412,000 in 2000. Population in the Pensacola city limits totals 53,752, down from 56,255 in 2000. Pensacola is served by the Pensacola Gulf Coast Regional Airport, which transports over 1.5 million passengers per year, representing more traffic than the airports in Mobile and Fort Walton combined.

The Pensacola and Northwest Florida economies are driven by tourism, military, health services, and medical technologies industries. Five major military bases are located in northwest Florida: Eglin Air Force Base, Hurlburt Field, Pensacola Whiting Field, Pensacola Naval Air Station and Corry Station. Pensacola, the cradle of naval aviation, is home to the U.S. Navy's precision flight team, the Blue Angels, and has trained naval aviators for decades. Defense spending by these bases totals nearly $5 billion annually. Other major employers in the area include Sacred Heart Health System, Baptist Healthcare, West Florida Regional Hospital, Gulf Power Company (Southern Company), the University of West Florida, International Paper, Ascend Performance Materials (Solutia), GE Wind Energy, Armstrong World Industries, and Wayne Dalton Corporation. The Pensacola Bay area is also home to the Andrews Institute for Orthopaedics and Sports Medicine, a leading surgical and research center in the world for human performance enhancement. A vibrant small business sector operates in all areas of the economy.

According to the FDIC, Pensacola MSA market deposits as of June 30, 2010 totaled approximately $5.4 billion (not including credit union deposits) among 22 banks. Top market share performers include Regions (19.5%), Synovus (17.74%), Wells Fargo (15.9%), Bank of America (7.18%) and Suntrust (5.27%). Currently, only large regional or national banks dominate Pensacola's market share. We believe this creates the opportunity for a service-oriented community bank such as ServisFirst to not only establish itself but to flourish.

Market deposit growth has been relatively flat over the last ten years, but we believe the opportunity presented by expansion into Pensacola is not necessarily from a growth market. The three largest community banks are under public consent orders, and the national/regional banks are distracted by continued credit issues, recent mergers, and employee layoffs, and we believe that they are no longer able to give customers the personalized and responsive attention they deserve and demand. The top regional banks have nonperforming asset ratios approaching 10%. Recent mergers in the market include AmSouth/Regions, Wachovia/Wells Fargo, and, most recently, Whitney/Hancock. Synovus recently announced a $100 million expense reduction plan which we believe will inevitably affect the local division, Coastal Bank and Trust. These factors have caused the "big" banks to lose focus on their customers and have essentially terminated any significant business development efforts. As a result, we believe that a need has been created for a financially sound, community-focused bank such as ServisFirst, with motivated, experienced, and energized team members empowered to make timely, local decisions. In addition to the higher level of service offered than mass-market retail banks offer, we also believe that ServisFirst offers more sophisticated products than community banks currently operating in the market.

The foregoing and other pertinent data can be found on the Pensacola Chamber of Commerce's and the FDIC's websites.

Deposit Growth in Our Markets

According to FDIC reports, total deposits in Jefferson and Shelby Counties grew from approximately $14.5 billion in June 2001 to approximately $25.1 billion in June 2010, representing a compound average annual growth rate of approximately 5.97% over the period. Deposits in Madison County grew from approximately $3.2 billion in June 2001 to approximately $6.5 billion in June 2010, representing a compound average annual growth rate of approximately 8.19% over the period. Deposits in Montgomery County grew from approximately $2.9 billion in June 2001 to approximately $4.6 billion in June 2010, representing a compound average annual growth rate of approximately 5.26% over the period. Deposits in Houston County grew from approximately $1.3 billion in June 2001 to approximately $2.1 billion in June 2010, representing a compound average annual growth rate of approximately 6.18% over the period. While our markets have been negatively affected by the current recession and credit crisis, we believe that each of our markets will continue to grow and believe that many local affluent professionals and small business customers will do their banking with local, autonomous institutions that offer a higher level of personalized service.

Competition

We are subject to intense competition from various financial institutions and other companies that offer financial services. The Bank competes for deposits with other commercial banks, savings and loan associations, credit unions and issuers of commercial paper and other securities, such as money-market and mutual funds. In making loans, the Bank competes with other commercial banks, savings and loan associations, consumer finance companies, credit unions, leasing companies and other lenders.

We currently conduct business principally through our nine banking offices (including our second office in the Dothan MSA, which opened in February 2011). Based upon the latest data available on the FDIC's website as of June 30, 2010, and our records, our total deposits in the Birmingham-Hoover MSA ranked 9th among 49 financial institutions and represented approximately 2.47% of the total deposits in the Birmingham-Hoover MSA. Our total deposits in the Huntsville MSA ranked us 8th among 25 financial institutions and represented approximately 4.59% of the total deposits in the Huntsville MSA. Our total deposits in the Montgomery MSA ranked us 7th among 22 financial institutions and represented approximately 5.14% of the total deposits in the Montgomery MSA. Our total deposits in the Dothan MSA, our newest service area other than Pensacola, ranked us 4th among 21 financial institutions and represented approximately 6.89% of the total deposits in the Dothan MSA. Together, deposits for all institutions in Jefferson, Shelby, Montgomery, Madison, and Houston Counties represented approximately 46.60% of all the deposits in the State of Alabama at June 30, 2010.

The following table illustrates our market share, by insured deposits, in our primary service areas at June 30, 2010, as reported by the FDIC:

Market	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage
		(Dollar amounts in millions)			
Alabama:					
Birmingham-Hoover MSA	3	$ 686.3	$ 27,841.4	9	2.47 %
Montgomery MSA	2	301.8	5,869.6	7	5.14 %
Huntsville MSA	2	330.1	7,207.8	8	4.59 %
Dothan MSA	1	195.9	2,845.0	4	6.89 %

Our retail and commercial divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete by using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Office locations, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel are also important competitive factors that we emphasize.

Many other commercial or savings institutions currently have offices in our primary service areas. These institutions include many of the largest banks operating in Alabama, including some of the largest banks in the country. Many of our competitors serve the same counties we serve. Virtually every type of competitor for business of the type we serve has offices in each of our primary markets. In our service areas, our five largest competitors are generally Regions Bank, Wells Fargo Bank, Compass Bank (now a subsidiary of Banco Bilbao Vizcaya Argentaria), BB&T and RBC Bank USA. These institutions, as well as other competitors of ours, have greater resources, serve broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services, and electronic technology than we can. To offset these competitive disadvantages, we depend on our reputation for greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Business Strategy

Management Philosophy

Our philosophy is to operate as an urban community bank emphasizing prompt, personalized customer service to the individuals and businesses located in our primary service areas. We believe this philosophy has attracted and will continue to attract customers and capture market share historically controlled by other financial institutions operating in our market. Our management and employees focus on recognizing customers' needs and delivering products and services to meet those targeted needs. We aggressively market to businesses, professionals and affluent consumers that may be underserved by the large regional banks that operate in their service areas. We believe that local ownership and control allows us to serve customers more efficiently and effectively and will aid in our growth and success.

Operating Strategy

In order to achieve the level of prompt, responsive service that we believe is necessary to attract customers and to develop our image as an urban bank with a community focus, we have employed the following operating strategies:

- *Quality Employees.* We strive to hire highly trained and seasoned staff. Staff are trained to answer questions about all of our products and services, so that the first employee the customer encounters can usually resolve most questions the customer may have.

- *Experienced Senior Management.* Our senior management has extensive experience in the banking industry, as well as substantial business and banking contacts in our markets.

- *Relationship Banking.* We focus on cross-selling financial products and services to our customers. Our customer-contact employees are highly trained to recognize customer needs and to meet those needs with a sophisticated array of products and services. We view cross-selling as a means to leverage relationships and help provide useful financial services to retain customers, attract new customers and remain competitive.

- *Community-Oriented Directors.* The boards of directors for the holding company and the Bank currently consist of residents of Birmingham, but we also have a non-voting advisory board of directors in each of the Huntsville, Montgomery and Dothan markets. These advisory directors represent a wide array of business experience and community involvement in the service areas where they live. As residents of our primary service areas, they are sensitive and responsive to the needs of our customers and potential customers. In addition, our directors and advisory directors bring substantial business and banking contacts to us.

- *Highly Visible Offices.* Our local headquarters buildings are highly visible in Birmingham's south Jefferson County, downtown Huntsville, downtown Montgomery and downtown Dothan. We believe that a highly visible headquarters building gives us a powerful presence in each local market.

- *Individual Customer Focus.* We focus on providing individual service and attention to our target customers, which include privately held businesses with $2 million to $250 million in sales, professionals, and affluent consumers. As our employees, officers and directors become familiar with our customers on an individual basis, they are able to respond to credit requests quickly.

- *Market Segmentation and Advertising.* We utilize traditional advertising media, such as local periodicals and local event sponsorships, to increase our public visibility. The majority of our marketing and advertising efforts, however, are focused on leveraging our management's, directors', advisory directors' and stockholders' existing relationship networks.

- *Telephone and Internet Banking Services.* We offer various banking services by telephone through a 24-hour voice response unit and through Internet banking arrangements.

Growth Strategy

Because we believe that growth and expansion of our operations are significant factors in our success, we have implemented the following growth strategies:

- *Capitalize on Community Orientation.* We seek to capitalize on the extensive relationships that our management, directors, advisory directors and stockholders have with businesses and professionals in our markets. We believe that these market sectors are not adequately served by the existing banks in such areas.

- *Emphasize Local Decision-Making.* We emphasize local decision-making by experienced bankers. We believe this helps us attract local businesses and service-minded customers.

- *Offer Fee-Generating Products and Services.* Our range of services, pricing strategies, interest rates paid and charged, and hours of operation are structured to attract our target customers and increase our market share. We strive to offer the businessperson, professional, entrepreneur and consumer the best loan services available while pricing these services competitively.

- *Office Location Strategy.* We have opened our offices in each of our local markets in areas that we believe provide visibility, convenience and access to our target customers.

Lending Services

Lending Policy

Our lending policies have been established to support the banking needs of our primary market areas. Consequently, we aggressively seek high-quality loans within a limited geographic area and in competition with other well-established financial institutions in our primary service areas that have greater resources and lending limits than we have.

Loan Approval and Review

Our loan approval policies provide for various levels of officer lending authority. When the total amount of loans to a single borrower exceeds an individual officer's lending authority, further approval must be obtained from the Regional CEO and/or our Chief Executive Officer, Chief Risk Officer or Chief Credit Officer, based on our loan policies.

Commercial Loans

Our commercial lending activity is directed principally toward businesses and professional service firms whose demand for funds falls within our legal lending limits. We also make loans to small- to medium-sized businesses in our primary service areas for purposes such as new or upgraded plant and equipment, inventory acquisition and various working capital purposes. Typically, targeted borrowers have annual sales between $2 million and $250 million. This category of loans includes loans made to individual, partnership or corporate borrowers, and such loans are obtained for a variety of business purposes. We offer a variety of commercial lending products to meet the needs of business and professional service firms in our service areas. These commercial lending products include seasonal loans, bridge loans and term loans for working capital, expansion of the business, or acquisition of property, plant and equipment. We also offer business lines of credit. The repayment terms of our commercial loans will vary according to the needs of each customer.

Our commercial loans will usually be collateralized. Generally, collateral consists of business assets, including any or all of general intangibles, accounts receivables, inventory, equipment, or real estate. Collateral is subject to the risk that we may have difficulty converting it to a liquid asset if necessary, as well as risks associated with degree of specialization, mobility and general collectibility in a default situation. To mitigate this risk, we underwrite collateral to strict standards, including valuations and general acceptability based on our ability to monitor its ongoing health and value.

We underwrite our commercial loans primarily on the basis of the borrower's cash flow, expected ability to service its debt from income and degree of management expertise. As a general practice, we take as collateral a security interest in any available real estate, equipment or other personal property, although in limited circumstances we may make some commercial loans on an unsecured basis. This type loan may be subject to many different types of risk, which will differ depending on the particular industry a borrower is engaged in, including fraud, bankruptcy, economic downturn, deteriorated or non-existent collateral, and changes in interest rates such as have occurred in the recent economic recession and credit market crisis. General risks to an industry, such as the recent economic recession and credit market crisis, or to a particular segment of an industry are monitored by senior management on an ongoing basis. When warranted, individual borrowers who may be at risk due to an industry condition may be more closely analyzed and reviewed at the credit review committee or board of directors level. On a regular basis, commercial and industrial borrowers are required to submit statements of financial condition relative to their business to us for review. We analyze these statements for trends and assign the loan a risk grade accordingly. Based on this risk grade, the loan may receive an increased degree of scrutiny by management, up to and including additional loss reserves being required.

Real Estate Loans

We make commercial real estate loans, construction and development loans and residential real estate loans.

Commercial Real Estate. Commercial real estate loans are generally limited to terms of five years or less, although payments are usually structured on the basis of a longer amortization. Interest rates may be fixed or adjustable, although rates generally will not be fixed for a period exceeding five years. In addition, we generally will require personal guarantees from the principal owners of the property supported by a review by our management of the principal owners' personal financial statements.

Commercial real estate offers some risks not found in traditional residential real estate lending. Repayment is dependent upon successful management and marketing of properties and on the level of expense necessary to maintain the property. Repayment of these loans may be adversely affected by conditions in the real estate market or the general economy. Also, commercial real estate loans typically involve relatively large loan balances to a single borrower. To mitigate these risks, we monitor our loan concentration. This type loan generally has a shorter maturity than other loan types, giving us an opportunity to reprice, restructure or decline to renew the credit. As with other loans, all commercial real estate loans are graded depending upon strength of credit and performance. A higher risk grade will bring increased scrutiny by our management and the board of directors.

Construction and Development Loans. We make construction and development loans both on a pre-sold and speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. Construction and development loans are generally made with a term of 12 to 24 months, and interest is paid monthly. The ratio of the loan principal to the value of the collateral as established by independent appraisal typically will not exceed 80% of residential construction loans. Speculative construction loans will be based on the borrower's financial strength and cash flow position. Development loans are generally limited to 75% of appraised value. Loan proceeds will be disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. During times of economic stress, this type loan has typically had a greater degree of risk than other loan types, as has been evident in the current credit crisis.

During the period 2008 – 2010, there were numerous construction loan defaults among many commercial bank loan portfolios, including a number of Alabama-based banks such as Regions Financial Corporation and Colonial Bancgroup, Inc. To mitigate that risk, our board of directors and management review the entire portfolio on a periodic basis and we internally track and monitor these loans closely. On a quarterly basis, the portfolio is segmented by market area to allow analysis of exposure and a comparison to current inventory levels in these areas. While total construction loans decreased $52.1 million in 2010, we increased our allocation slightly within our loan loss reserve for construction loans, from $6.3 million at the end of 2009 to $6.4 million at the end of 2010. Charge-offs for construction loans increased from $3.3 million for 2009 to $3.5 million for 2010.

Residential Real Estate Loans. Our residential real estate loans consist primarily of residential second mortgage loans, residential construction loans and traditional mortgage lending for one-to-four family residences. We will originate and maintain fixed rate mortgages with long-term maturity and balloon payments generally not exceeding five years. The majority of our fixed-rate loans are sold in the secondary mortgage market. All loans are made in accordance with our appraisal policy, with the ratio of the loan principal to the value of collateral as established by independent appraisal generally not exceeding 80%. Risks associated with these loans are generally less significant than those of other loans and involve fluctuations in the value of real estate, bankruptcies, economic downturn and customer financial problems. Real estate has recently experienced a period of declining prices which negatively affects real estate collateralized loans, but this negative effect has to date been more prevalent in regions of the United States other than our primary service areas; however, homes in our primary service areas may experience significant price declines in the future. We have not made and do not expect to make any Alt-A or subprime loans.

Consumer Loans

We offer a variety of loans to retail customers in the communities we serve. Consumer loans in general carry a moderate degree of risk compared to other loans. They are generally more risky than traditional residential real estate loans but less risky than commercial loans. Risk of default is usually determined by the well-being of the local economies. During times of economic stress, there is usually some level of job loss both nationally and locally, which directly affects the ability of the consumer to repay debt. Risk on consumer-type loans is generally managed though policy limitations on debt levels consumer borrowers may carry and limitations on loan terms and amounts depending upon collateral type.

Our consumer loans include home equity loans (open- and closed-end); vehicle financing; loans secured by deposits; and secured and unsecured personal loans. These various types of consumer loans all carry varying degrees of risk:

- Loans secured by deposits carry little or no risk.

- Home equity lines carry additional risk because of the increased difficulty of converting real estate to cash in the event of a default and have become particularly risky as housing prices decline, thereby reducing and in some cases eliminating a home owner's equity relative to their primary mortgage. To date, homes in our primary service areas have not experienced the severe price declines of homes in other regions of the United States; however, homes in our service areas have experienced some price declines in the past two years. Our current underwriting policy allows home equity lines in amounts less than 90% of current market value. Although this appears high, our historical losses for home equity lines have been less than losses on the loan portfolio as a whole (21 basis points for the year ended December 31, 2010). We also require the customer to carry adequate insurance coverage to pay all mortgage debt in full if the collateral is destroyed.

- Vehicle financing carries additional risks over loans secured by real estate in that the collateral is declining in value over the life of the loan and is mobile. We manage the risks inherent in vehicle financing by matching the loan term with the age and remaining useful life of the collateral to try to ensure the customer always has an equity position and is never "upside down." To protect the collateral, we require the customer to carry insurance showing us as loss payee. We also have a blanket policy that covers us in the event of a lapse in the borrower's coverage and also provides assistance in locating collateral when necessary.

- Secured personal loans carry additional risks over the other types identified above in that they are generally smaller and made to borrowers with somewhat limited financial resources and credit histories. These loans are secured by a variety of collateral with varying degrees of marketability in the event of default. Risk on these types of loans is managed primarily at the underwriting level with strict adherence to debt to income ratio limitations and conservative collateral valuations. Unsecured personal loans carry the greatest degree of risk in the consumer portfolio. Without collateral, we are completely dependent on the commitment of the borrower to repay and the stability of the borrower's income stream. Again, primary risk management occurs at the underwriting stage, with strict adherence to debt-to-income ratios, time in present job and in industry and policy guidelines relative to loan size as a percentage of net worth and liquid assets.

Commitments and Contingencies

As of December 31, 2010, we had commitments to extend credit beyond current fundings of approximately $538.7 million, had issued standby letters of credit in the amount of approximately $47.1 million, and had commitments for credit card arrangements of approximately $17.6 million.

Policy for Determining the Loan Loss Allowance

The allowance for loan losses represents our management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. In calculating the adequacy of the loan loss allowance, our management evaluates the following factors:

- the asset quality of individual loans;
- changes in the national and local economy and business conditions/development, including underwriting standards, collections, and charge-off and recovery practices;
- changes in the nature and volume of the loan portfolio;
- changes in the experience, ability and depth of our lending staff and management;
- changes in the trend of the volume and severity of past-due loans and classified loans, and trends in the volume of non-accrual loans, troubled debt restructurings and other modifications, as has occurred in the residential mortgage markets and particularly for residential construction and development loans;
- possible deterioration in collateral segments or other portfolio concentrations;
- historical loss experience (when available) used for pools of loans (i.e. collateral types, borrowers, purposes, etc.);
- changes in the quality of our loan review system and the degree of oversight by our board of directors; and
- the effect of external factors such as competition and the legal and regulatory requirement on the level of estimated credit losses in our current loan portfolio

These factors are evaluated monthly, and changes in the asset quality of individual loans are evaluated as needed.

We assign all of our loans individual risk grades when they are underwritten. We have established minimum general reserves based on the asset quality grade of the loan. We also apply general reserve factors based on historical losses, management's experience and common industry and regulatory guidelines.

After a loan is underwritten and booked, it is monitored or reviewed by the account officer, management, internal loan review, and external loan review personnel during the life of the loan. Payment performance is monitored monthly for the entire loan portfolio; account officers contact customers during the regular course of business and may be able to ascertain if weaknesses are developing with the borrower; independent loan consultants perform a review annually; and federal and state banking regulators perform annual reviews of the loan portfolio. If we detect weaknesses that have developed in an individual loan relationship, we downgrade the loan and assign higher reserves based upon management's assessment of the weaknesses in the loan that may affect full collection of the debt. We have established a policy to discontinue accrual of interest (non-accrual status) after the loan has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and is in actively process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower's financial condition is such that the collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. Interest income on non-accrual loans is recognized only as received. If a loan will not be collected in full, we increase the allowance for loan losses to reflect our management's estimate of any potential exposure or loss.

Our net loan losses to average total loans decreased to 0.55% for the year ended December 31, 2010 from 0.60% for the year ended December 31, 2009, up from 0.41% for the year ended December 31, 2008. Historical performance, however, is not an indicator of future performance, and our future results could differ materially, particularly in the current real estate environment and economic recession. As of December 31, 2010, we had $14.3 million of non-accrual loans, of which 81% are secured real estate loans. We have allocated approximately $6.4 million of our allowance for loan losses to real estate construction, acquisition and development, and lot loans and $5.2 million to commercial and industrial loans, and have a total loan loss reserve as of December 31, 2010 allocable to specific loan types of $13.2 million. We also currently maintain a general reserve, which is not tied to any particular type of loan, in the amount of approximately $4.9 million as of December 31, 2010, resulting in a total loan loss reserve of $18.1 million. Our management believes, based upon historical performance, known factors, overall judgment, and regulatory methodologies, that the current methodology used to determine the adequacy of the allowance for loan losses is reasonable, including after considering the effect of the current residential housing market defaults and business failures (particularly of real estate developers) plaguing financial institutions in general.

Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, our management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Investments

In addition to loans, we make investments in securities, primarily in mortgage-backed securities and state and municipal securities. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. Our board of directors reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to the policy as set by the board of directors. Our investment policy provides that no more than 50% of our total investment portfolio may be composed of municipal securities.

All securities held are traded in liquid markets, and we have no auction-rate securities. As of December 31, 2010, we owned certain restricted securities of the Federal Home Loan Bank with an aggregate book value of $3.3 million and certain restricted securities of First National Bankers Bank in which we invested $250,000. Neither of these securities had contractual maturities or quoted fair values, and no ready market exists for either of these securities. We had no investments in any one security, restricted or liquid, in excess of 10% of our stockholders' equity at December 31, 2010.

Deposit Services

We seek to establish solid core deposits, including checking accounts, money market accounts, savings accounts and a variety of certificates of deposit and IRA accounts. We currently have no brokered deposits. To attract deposits, the Company employs an aggressive marketing plan throughout its service areas that features a broad product line and competitive services. The primary sources of core deposits are residents of, and businesses and their employees located in, our market areas. We have obtained deposits primarily through personal solicitation by our officers and directors, through reinvestment in the community, and through our stockholders, who have been a substantial source of deposits and referrals. We make deposit services accessible to customers by offering direct deposit, wire transfer, night depository, banking by mail and remote capture for non-cash items. The Bank is a member of the FDIC, and thus our deposits are FDIC-insured. With regard to noninterest-bearing transaction accounts, the Bank opted into the Temporary Liquidity Guarantee Program by which the FDIC guaranteed noninterest-bearing deposit transaction accounts and NOW accounts with interest rates less than or equal to 0.50% through June 30, 2010 (which was later extended to December 31, 2010), with the exception of NOW accounts, which were only covered if interest rates paid were less than or equal to 0.25%. Under Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the FDIC is required to provide full deposit insurance coverage for noninterest-bearing transaction accounts for a two-year period beginning December 31, 2010. This section applies to all insured depository institutions and, unlike under the Temporary Liquidity Guarantee Program, no opt-outs are permitted and low-interest NOW accounts are not covered.

The scheduled maturities of time deposits at December 31, 2010 are as follows:

Maturity	$100,000 or more	Less than $100,000	Total
		(Dollars in Thousands)	
Three months or less	$ 46,891	$ 15,939	$ 62,830
Over three through six months	38,519	7,869	46,388
Over six months through one year	55,112	14,654	69,766
Over one year	82,384	17,121	99,505
Total	$ 222,906	$ 55,583	$ 278,489

Other Banking Services

Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour telephone banking, direct deposit, Internet banking, traveler's checks, safe deposit boxes, attorney trust accounts and automatic account transfers. We also participate in a shared network of automated teller machines and a debit card system that our customers are able to use throughout Alabama and in other states and, in certain accounts subject to certain conditions, we rebate to the customer the ATM fees automatically after each business day. Additionally, we offer Visa® credit card services through a correspondent bank as our agent.

Asset, Liability and Risk Management

We manage our assets and liabilities with the aim of providing an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management functions are conducted within the framework of written loan and investment policies. To monitor and manage the interest rate margin and related interest rate risk, we have established policies and procedures to monitor and report on interest rate risk, devise strategies to manage interest rate risk, monitor loan originations and deposit activity and approve all pricing strategies. We attempt to maintain a balanced position between rate-sensitive assets and rate-sensitive liabilities. Specifically, we chart assets and liabilities on a matrix by maturity, effective duration, and interest adjustment period, and endeavor to manage any gaps in maturity ranges.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Employees

We had 170 full-time equivalent employees as of December 31, 2010. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Supervision and Regulation

Both we and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These regulations require compliance with various consumer protection provisions applicable to lending, deposits, brokerage and fiduciary activities. These guidelines also impose capital adequacy requirements and restrict our ability to repurchase stock or receive dividends from the Bank. These laws generally are intended to protect depositors and not stockholders. The following discussion describes the material elements of the regulatory framework that applies to us.

Bank Holding Company Regulation

Since we own all of the capital stock of the Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the "BHC Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve").

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control more than 5% of the bank's voting shares;

- acquiring all or substantially all of the assets of any bank; or

- merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if such transaction would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the BHC Act, if adequately capitalized and adequately managed, we or any other bank holding company located in Alabama may purchase a bank located outside of Alabama. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Alabama may purchase a bank located inside Alabama. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits.

Change in Bank Control.

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person's or company's acquiring "control" of a bank holding company. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, any person or group of persons must obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquirer that is already a bank holding company) or more of the outstanding common stock of a bank holding company, or otherwise obtaining control or a "controlling influence" over the bank holding company.

Permitted Activities

Under the BHC Act, a bank holding company is generally permitted to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

- banking or managing or controlling banks; and

- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

- lending, trust and other banking activities;
- insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;
- providing financial, investment, or advisory services;
- issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;
- underwriting, dealing in or making a market in securities;
- other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;
- foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

- merchant banking through securities or insurance affiliates; and
- insurance company portfolio investments.

For us to qualify to become a financial holding company, the Bank and any other depository institution subsidiary of ours must be well-capitalized and well-managed and must have a Community Reinvestment Act rating of at least "satisfactory". Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days' written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions

Under Federal Reserve policy, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when we might not be inclined to provide it in the absence of this policy. In addition, any capital loans made by us to the Bank will be repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Bank Regulation and Supervision

The Bank is subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws are generally intended to protect depositors and not stockholders. The following discussion describes the material elements of the regulatory framework that applies to the Bank.

Since the Bank is a commercial bank chartered under the laws of the State of Alabama, it is primarily subject to the supervision, examination and reporting requirements of the FDIC and the Alabama Department of Banking (the "Alabama Banking Department"). The FDIC and the Alabama Banking Department regularly examine the Bank's operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the development or continuance of unsafe or unsound banking practices or other violations of law. Additionally, the Bank's deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching

Under current Alabama law, the Bank may open branch offices throughout Alabama with the prior approval of the Alabama Banking Department. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in Alabama. While prior law imposed various limits on the ability of banks to establish new branches in states other than their home state, the Dodd-Frank Wall Street Reform and Consumer Protection Act allows a bank to branch into a new state by acquiring a branch of an existing institution or by setting up a new branch, without merging with an existing institution in the target state, if, under the laws of the state in which the branch is to be located, a state bank chartered by that state would be permitted to establish the branch. This makes it much simpler for banks to open *de novo* branches in other states. We are in the process of seeking to obtain necessary regulatory approvals to open our planned Pensacola branch using this new mechanism.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of "prompt corrective action" to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each of the other categories. At December 31, 2010, the Bank qualified for the well-capitalized category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of (i) 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized and (ii) the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Currently, annual deposit insurance assessments range from \$.07 to \$.77 per \$100 of assessable deposits, depending on the institution's capital group and supervisory subgroup. This assessment rate is adjusted quarterly, and our rate has been set at \$.0347, or \$.1388 annually, per \$100 of deposits for the fourth quarter of 2010.

As part of the Deposit Insurance Fund Restoration Plan adopted by the FDIC in October 2008, the FDIC adopted the final rule modifying risk-based assessment system in February 2009. The final rule set initial base assessment rates between 12 and 45 basis points beginning April 1, 2009. The FDIC imposed an emergency special assessment on June 30, 2009, which was collected on September 30, 2009. In addition, in September 2009, the FDIC adopted a final rule requiring prepayment of 13 quarters of FDIC premiums on December 30, 2009. Our required prepayment aggregated \$8.1 million in December 2009.

The FDIC also imposes Financing Corporation ("FICO") assessments to help pay the \$780 million in annual interest payments on the \$8 billion of bonds issued in the late 1980s as part of the government rescue of the thrift industry. For the fourth quarter of 2010, the FICO assessment is equal to \$.0102 cents per \$100 in assessable deposits. These assessments will continue until the bonds mature in 2019.

The FDIC may terminate its insurance of deposits of a bank if it finds that the bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Under the Federal Deposit Insurance Act, an FDIC-insured depository institution can be held liable for any loss incurred by, or reasonably expected, to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damage is superior to claims of stockholders of the insured depository institution but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

In October 2008, the FDIC inaugurated the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program consists of two basic components: (1) a guarantee of newly issued senior unsecured debt of banks, thrifts, and certain holding companies; and (2) a full guarantee of non-interest bearing deposit transaction accounts. We opted into the transaction account guarantee portion of the TLG Program, which will insure all balances in non-interest bearing transaction accounts and NOW accounts with interest rates less than or equal to 0.50% through June 30, 2010 (which was later extended to December 31, 2010), with the exception of NOW accounts, which were only covered if interest rates paid were less than or equal to 0.25%. The FDIC premiums paid by the Bank increased by the amount of assessment charged on the balances in such accounts that are in excess of the maximum insured balances under normal FDIC coverage. We opted out of the senior unsecured debt guarantee portion of the TLG Program.

Community Reinvestment Act

The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve or the FDIC will evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open an office or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, we must publicly disclose the terms of various CRA-related agreements.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Credit Transactions

The Bank's loan operations are subject to federal laws applicable to credit transactions, including:

- the Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978, governing the use and provisions of information to credit reporting agencies;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
- the Service Members' Civil Relief Act, which amended the Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and
- Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Federal Laws Applicable to Deposit Transactions

The deposit operations of the Bank are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

We and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (in the case of the holding company) and the FDIC (in the case of the Bank). The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The Bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2010, our consolidated ratio of total capital to risk-weighted assets was 11.82%, and our ratio of Tier 1 Capital to risk-weighted assets was 10.22%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2010, our leverage ratio was 7.77%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

As of December 31, 2010, the Bank's most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Our management believes that the Bank is well-capitalized under the prompt corrective action provisions as of December 31, 2010.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2010:						
Total Capital to Risk-Weighted Assets:						
Consolidated	$ 166,850	11.82%	$ 112,927	8.00 %	N/A	N/A
ServisFirst Bank	166,721	11.81%	112,978	8.00 %	$ 141,222	10.00 %
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	144,263	10.22%	56,464	4.00 %	N/A	N/A
ServisFirst Bank	144,117	10.20%	56,489	4.00 %	84,733	6.00 %
Tier 1 Capital to Average Assets:						
Consolidated	144,263	7.77%	74,266	4.00 %	N/A	N/A
ServisFirst Bank	144,117	7.77%	74,236	4.00 %	92,795	5.00 %

Potential Changes in Capital Adequacy Requirements

On December 15, 2010, the Basel Committee on Banking Supervision, a group representing the central banking authorities of 27 nations that formulates recommendations on banking supervisory policy, released its final framework for strengthening international capital and liquidity regulation, known as "Basel III". Although the Basel III framework is not directly binding on the U.S. bank regulatory agencies, it has been predicted that the regulatory agencies will likely implement changes to the capital adequacy standards applicable to the insured depository institutions and their holding companies in light of Basel III. When fully phased in on January 1, 2019, Basel III will require banks to maintain the following new standards and introduces a new capital measure "Common Equity Tier 1", or "CET1". Basel III increases the CET1 to risk-weighted assets to 4.5%, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target CET1 to risk-weighted assets ratio to 7%. It requires banks to maintain a minimum ratio of Tier 1 capital to risk weighted assets of at least 6.0%, plus the capital conservation buffer effectively resulting in Tier 1 capital ratio of 8.5%. Basel III increases the minimum total capital ratio to 8.0% plus the capital conservation buffer, increasing the minimum total capital ratio to 10.5%. Basel III also introduces a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The Basel III capital and liquidity standards will be phased in over a multi-year period, but the implementation of the new framework will commence January 1, 2013. On that date, to the extent the Basel III standards are adopted by the applicable regulatory agencies, banks will be required to meet the following minimum capital ratios: 3.5% CET1 to risk-weighted assets, 4.5% Tier 1 capital to risk-weighted assets and 8.0% total capital to risk-weighted assets.

Payment of Dividends

We are a legal entity separate and distinct from the Bank. Our principal source of cash flow, including cash flow to pay dividends to our stockholders, is dividends the Bank pays to us as the Bank's sole stockholder. Statutory and regulatory limitations apply to the Bank's payment of dividends to us as well as to our payment of dividends to our stockholders. The policy of the Federal Reserve that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Delaware corporate law.

The Alabama Banking Department also regulates the Bank's dividend payments and must approve any dividends that would exceed 50% of the Bank's net income for the prior year. Under Alabama law, a state-chartered bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital. As of December 31, 2010, the Bank's surplus was equal to 54.0% of the Bank's capital. The Bank is also required by Alabama law to obtain the prior approval of the Superintendent of Banks (the "Superintendent") for its payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank's net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. Based on this, the Bank would be limited to paying $39.1 million in dividends as of

December 31, 2010. In addition, no dividends, withdrawals or transfers may be made from the Bank's surplus without the prior written approval of the Superintendent.

The Bank's payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIC Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. If, in the opinion of the federal banking regulators, the Bank were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulators could require, after notice and a hearing, that the Bank stop or refrain from engaging in the questioned practice.

We have never paid any dividends and we do not plan to pay dividends in the near future. We anticipate that our earnings, if any, will be held for purposes of enhancing our capital.

Restrictions on Transactions with Affiliates

We are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of:

- a bank's loans or extensions of credit to affiliates;
- a bank's investment in affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;
- loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates; and
- a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

We are also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. Alabama state banking laws also have similar provisions.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act, which amended the federal Fair Credit Reporting Act (the "FCRA"). These amendments to the FCRA (the "FCRA Amendments") became effective in 2004.

The FCRA Amendments include, among other things:

- requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud;

- for entities that furnish information to consumer reporting agencies (which would include the Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

- a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the "opt-out"), subject to certain exceptions. We do not share consumer information between us and the Bank for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because we do not share consumer information between us and the Bank, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "USA PATRIOT Act"), the Bank Secrecy Act, and rules and regulations of the Office of Foreign Assets Control (the "OFAC"). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating or doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

The Bank's earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict, and have no control over, the nature or impact of future changes in monetary and fiscal policies.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports, under the Securities Exchange Act of 1934. In particular, the act established (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

Recent Federal Legislation relating to Financial Institutions

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

The Dodd-Frank Act will eliminate the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. Noninterest-bearing transaction accounts and certain attorney's trust accounts have unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation and golden parachute payments. In addition, the Dodd-Frank Act authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials and directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

The Dodd-Frank Act creates a new Bureau of Consumer Financial Protection with broad powers to supervise and enforce consumer protection laws. The Bureau will have broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Bureau will have examination and enforcement authority over all banks with more than $10 billion in assets. Savings institutions with less than $10 billion in assets will continue to be examined for compliance with consumer laws by their primary bank regulator.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with this new law and its implementing regulations clearly will result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition and results of operations.

Recent government efforts to strengthen the U.S. financial system, including the implementation of the American Recovery and Reinvestment Act ("ARRA"), the Emergency Economic Stabilization Act ("EESA"), the Temporary Liquidity Guarantee Program ("TLGP") and special assessments imposed by the FDIC, subject us, to the extent applicable, to additional regulatory fees, corporate governance requirements, restrictions on executive compensation, restrictions on declaring or paying dividends, restrictions on stock repurchases, limits on tax deductions for executive compensation and prohibitions against golden parachute payments. These fees, requirements and restrictions, as well as any others that may be imposed in the future, may have a material and adverse effect on our business, financial condition, and results of operations.

Available Information

Our corporate website is www.servisfirstbank.com. We have direct links on this website to our Code of Ethics and the charters for our Audit, Compensation and Corporate Governance and Nominations Committees by clicking on the "Investor Relations" tab. We also have direct links to our filings with the Securities and Exchange Commission (SEC), including, but not limited to, our first annual report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and any amendments to these reports. You may also obtain a copy of any such report free of charge from us by requesting such copy in writing to 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209, Attention: Chief Financial Officer. This annual report and accompanying exhibits and all other reports and filings that we file with the SEC will be available for the public to view and copy (at prescribed rates) at the SEC's Public Reference Room at 100 F Street, Washington, D.C. 20549. You may also obtain copies of such information at the prescribed rates from the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains such reports, proxy and information statements, and other information as we file electronically with the SEC by clicking on http://www.sec.gov.

ITEM 1A. RISK FACTORS.

An investment in our common stock involves risks. Before deciding to invest in our common stock, you should carefully consider the risks described below, together with our consolidated financial statements and the related notes and the other information included in this annual report. The discussion below presents material risks associated with an investment in our common stock. Our business, financial condition and results of operation could be harmed by any of the following risks or by other risks identified in this annual report, as well as by other risks we may not have anticipated or viewed as material. In such a case, the value of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See also "Cautionary Note Regarding Forward-Looking Statements" on page 1.

Risks Related to Our Industry

Recently enacted financial reform legislation will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new regulations that are likely to increase our costs of operations.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

The Dodd-Frank Act will eliminate the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. Noninterest-bearing transaction accounts and certain attorney's trust accounts have unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation and golden parachute payments. In addition, the Dodd-Frank Act authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials and directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

The Dodd-Frank Act creates a new Bureau of Consumer Financial Protection with broad powers to supervise and enforce consumer protection laws. The Bureau will have broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Bureau will have examination and enforcement authority over all banks with more than $10 billion in assets. Savings institutions with less than $10 billion in assets will continue to be examined for compliance with consumer laws by their primary bank regulator.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with this new law and its implementing regulations clearly will result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition and results of operations.

Additional regulatory requirements especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect us.

Recent government efforts to strengthen the U.S. financial system, including the implementation of the American Recovery and Reinvestment Act ("ARRA"), the Emergency Economic Stabilization Act ("EESA"), the Temporary Liquidity Guarantee Program ("TLGP") and special assessments imposed by the FDIC, subject us, to the extent applicable, to additional regulatory fees, corporate governance requirements, restrictions on executive compensation, restrictions on declaring or paying dividends, restrictions on stock repurchases, limits on tax deductions for executive compensation and prohibitions against golden parachute payments. These fees, requirements and restrictions, as well as any others that may be imposed in the future, may have a material and adverse effect on our business, financial condition, and results of operations.

Current market conditions have adversely affected, and may continue to adversely affect, us, our customers and our industry.

Because our business is focused exclusively in the Southeastern United States, we are particularly exposed to downturns in the U.S. economy in general and in the Southeastern economy in particular. Dramatic declines in the housing market over the past three years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit has led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and businesses and lack of confidence in the financial markets may adversely affect our customers and thus our business, financial condition, and results of operations. A worsening of these conditions would likely exacerbate any adverse effects of these difficult market conditions on us and others in the financial institutions industry.

Current market volatility and industry developments may adversely affect our business and financial results.

The volatility in the capital and credit markets, along with the housing declines over the past three years, has resulted in significant pressure on the financial services industry. We have experienced a higher level of foreclosures and higher losses upon foreclosure than we have historically. If current volatility and market conditions continue or worsen, there can be no assurance that our industry, results of operations or our business will not be significantly adversely impacted. We may have further increases in loan losses, deterioration of capital or limitations on our access to funding or capital, if needed.

Further, if other, particularly larger, financial institutions continue to fail to be adequately capitalized or funded, it may negatively impact our business and financial results. We routinely interact with numerous financial institutions in the ordinary course of business and are therefore exposed to operational and credit risk to those institutions. Failures of such institutions may significantly adversely impact our operations.

Our profitability is vulnerable to interest rate fluctuations.

As a financial institution, our earnings can be significantly affected by changes in interest rates, particularly our net interest income, the rate of loan prepayments, the volume and type of loans originated or produced, the sales of loans on the secondary market and the value of our mortgage servicing rights. Our profitability is dependent to a large extent on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing liabilities. We are affected by changes in general interest rate levels and by other economic factors beyond our control.

Changes in interest rates also affect the average life of loans and mortgage-backed securities. The relatively lower interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities as borrowers have refinanced their mortgages to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are not able to reinvest such prepayments at rates which are comparable to the rates on the prepaid loans or securities.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could have a material adverse effect on our profitability.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies including the Federal Reserve, the FDIC and the Alabama Banking Department. Regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and interest rates paid on deposits. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the USA Patriot Act and other statutes relating to anti-money laundering compliance and customer privacy. The current recession has had major adverse effects on the banking and financial industry, many of which have lost well over 50% of their market capitalization during the past three years due to material and substantial losses in their loan portfolios and substantial write downs of their asset values. As described above, recent legislation has substantially changed, and increased, federal regulation of financial institutions, and there may be significant future legislation (and regulations under existing legislation) that could have a further material affect on banks and bank holding companies like us.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. As a relatively new public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), and the related rules and regulations promulgated by the Securities and Exchange Commission. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that we will be subject to as a public company. In addition, it is possible that the sudden application of these requirements to our business will result in some cultural adjustments and strain our management resources.

Changes in monetary policies may have a material adverse effect on our business.

Like all regulated financial institutions, we are affected by monetary policies implemented by the Federal Reserve and other federal instrumentalities. A primary instrument of monetary policy employed by the Federal Reserve is the restriction or expansion of the money supply through open market operations. This instrument of monetary policy frequently causes volatile fluctuations in interest rates, and it can have a direct, material adverse effect on the operating results of financial institutions including our business. Borrowings by the United States government to finance government debt may also cause fluctuations in interest rates and have similar effects on the operating results of such institutions.

Risks Related To Our Business

Our construction and land development loan portfolio and commercial and industrial loan portfolio are both subject to unique risks that could have a material adverse effect on our financial condition and results of operations.

The severity of the decline in the U.S. economy has adversely affected the performance and market value of many of our loans. Several years of decline and stagnation in the residential housing market have directly affected our construction and land development loans, while unemployment and general economic weakness have adversely affected parts of our commercial and industrial loan portfolio. Our construction and land development loan portfolio was $172.1 million at December 31, 2010, comprising 12.3% of our total loans. Our commercial and industrial loans were $536.6 million, or 38.5% of total loans at December 31, 2010. Construction loans are often riskier than home equity loans or residential mortgage loans to individuals. In the event of a general economic slowdown like the one we are currently experiencing, these loans sometimes represent higher risk due to slower sales and reduced cash flow that could negatively affect the borrowers' ability to repay on a timely basis. We, as well as our competitors, have experienced a significant increase in impaired and non-accrual construction and land development loans and commercial and industrial loans. We believe we have established adequate reserves with respect to such loans, although there can be no assurance that our actual loan losses will not be greater or less than we have anticipated in establishing such reserves. Primarily as a result of the continued weakness in residential construction and overall poor economic conditions in our market areas, our total impaired loans increased to $51.5 million at December 31, 2010 compared to $21.5 million at December, 2009. Of this $51.5 million of impaired loans, $28.7 million were real estate construction and $11.5 million were commercial and industrial loans. We had an allowance for loan losses of $18.1 million, of which $6.4 million, or 35.4%, was allocated to real estate construction loans, and $5.2 million, or 28.8%, was allocated to commercial and industrial loans.

In addition, although regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes, there has been recent regulatory focus on construction, development and other commercial real estate lending. Recent changes in the federal policies applicable to construction, development or other commercial real estate loans subject us to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain effective internal controls over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could have a material adverse effect on our financial condition and results of operations.

Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Effective internal controls over financial reporting are necessary for us to provide reliable reports and prevent fraud.

We believe that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. We cannot guarantee that we will identify significant deficiencies and/or material weaknesses in our internal controls in the future, and our failure to maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our financial condition and results of operations.

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our earnings are affected by our ability to make loans, and thus we could sustain significant loan losses and consequently significant net losses if we incorrectly assess either the creditworthiness of our borrowers resulting in loans to borrowers who fail to repay their loans in accordance with the loan terms or the value of the collateral securing the repayment of their loans, or we fail to detect or respond to a deterioration in our loan quality in a timely manner. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of our allowance for loan losses, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. Also, as we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors. Despite the effects of the ongoing economic decline, we believe our allowance for loan losses is adequate. Our allowance for loan losses as of December 31, 2010 was $18.1 million, or 1.30% of total gross loans as of year-end.

If our assumptions are inaccurate, we may incur loan losses in excess of our current allowance for loan losses and be required to make material additions to our allowance for loan losses which could consequently materially and adversely affect our business, financial condition, results of operations and future prospects.

However, even if our assumptions are accurate, federal and state regulators periodically review our allowance for loan losses and could require us to materially increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any material increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could consequently materially and adversely affect our business, financial condition, results of operations and future prospects.

Our business strategy includes the continuation of our growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing our growth strategy for our business through organic growth of our loan portfolio. Our prospects must be considered in light of the risks, expenses and difficulties that can be encountered by financial service companies in rapid growth stages, which include the risks associated with the following:

- maintaining loan quality;
- maintaining adequate management personnel and information systems to oversee such growth;
- maintaining adequate control and compliance functions; and
- securing capital and liquidity needed to support anticipated growth.

We may not be able to expand our presence in our existing markets or successfully enter new markets, and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth.

Our continued pace of growth will require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital or on terms acceptable to us could adversely affect our growth and/or our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. To support our recent and ongoing growth, we have completed a series of capital transactions during the past two years, including:

- the sale of $15,000,000 in 8.50% Trust Preferred Securities by our initial statutory trust, ServisFirst Capital Trust I, on September 2, 2008;
- the sale of an aggregate of 400,000 shares of our common stock at $25 per share, or $10,000,000, in a private placement completed in part on December 31, 2008 and in part on March 13, 2009;
- the sale of $5,000,000 aggregate principal amount of the Bank's 8.25% Subordinated Notes due June 1, 2016 in a private placement to an institutional investor in June 2009; and
- the sale of $15,000,000 in 6.0% Mandatory Convertible Trust Preferred Securities by our second statutory trust, ServisFirst Capital Trust II, on March 15, 2010.

After giving effect to these transactions, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. In either of such events, our financial condition and results of operations may be adversely affected.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our service areas.

Additionally, we face competition in our service areas from *de novo* community banks, including those with senior management who were previously affiliated with other local or regional banks or those controlled by investor groups with strong local business and community ties. These new, smaller competitors are likely to cater to the same small and medium-size business clientele and with similar relationship-based approaches as we do. Moreover, with their initial capital base to deploy, they could seek to rapidly gain market share by under-pricing the current market rates for loans and paying higher rates for deposits. These *de novo* community banks may offer higher deposit rates or lower cost loans in an effort to attract our customers, and may attempt to hire our management and employees.

We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service areas.

Unpredictable economic conditions or a natural disaster in the State of Alabama or the State of Florida, particularly the Birmingham-Hoover, Huntsville, Montgomery and Dothan, Alabama MSAs or the Pensacola-Ferry Pass-Brent, Florida MSA, may have a material adverse effect on our financial performance.

The majority of our current borrowers and depositors are individuals and businesses located and doing business in Jefferson and Shelby Counties of the Birmingham-Hoover, Alabama MSA. We also have added borrowers and depositors in Madison County in the Huntsville, Alabama MSA since opening offices in Huntsville in 2006; in Montgomery County in the Montgomery, Alabama MSA since opening offices in Montgomery in 2007, and in Houston County in the Dothan, Alabama MSA since opening our office in Dothan in 2008. We are now in the process of opening an office in Escambia County in the Pensacola-Ferry Pass-Brent, Florida MSA (which also includes Santa Rosa County). Therefore, our success will depend on the general economic conditions in the State of Alabama and the State of Florida, and more particularly in Jefferson, Shelby, Madison, Houston and Montgomery Counties in Alabama and Escambia and Santa Rosa Counties in Florida, which we cannot predict with certainty. Unlike many of our larger competitors, the majority of our borrowers are commercial firms, professionals and affluent consumers located and doing business in such local markets. As a result, our operations and profitability may be more adversely affected by a local economic downturn or natural disaster in Alabama or Florida, particularly in such markets, than those of larger, more geographically diverse competitors. For example, a downturn in the economy of any of our MSAs could make it more difficult for our borrowers in those markets to repay their loans and may lead to loan losses that we cannot offset through operations in other markets until we can expand our markets further. Similarly, our entry into the Pensacola market increases our potential exposure to losses associated with hurricanes and similar natural disasters that are more common on the Gulf Coast than in our historical markets.

We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers' needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures, which may increase our overall expenses and have a material adverse effect on our net income.

Lower lending limits than many of our competitors may limit our ability to attract borrowers.

During our early years of operation, and likely for many years thereafter, our legally mandated lending limits will be lower than those of many of our competitors because we will have less capital than such competitors. Our lower lending limits may discourage borrowers with lending needs that exceed those limits from doing business with us. While we may try to serve these borrowers by selling loan participations to other financial institutions, this strategy may not succeed.

We may not be able to successfully expand into new markets, including our planned expansion into the Pensacola, Florida market.

We have opened new offices and operations in three primary markets (Huntsville, Montgomery and Dothan, Alabama) in the past four years and now plan to open an office in the Pensacola, Florida market, our first market outside of Alabama, upon receipt of appropriate regulatory approvals. We may not be able to successfully manage this growth with sufficient human resources, training and operational, financial and technological resources. Any such failure could have a material adverse effect on our operating results and financial condition and our ability to expand into new markets.

Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical rate of growth and may not even be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several factors that were favorable until late 2008, such as a rising interest rate environment, a strong residential housing market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk.

We are dependent on the services of our management team and board of directors, and the unexpected loss of key officers or directors may adversely affect our operations.

If any of our or the Bank's executive officers, other key personnel, or directors leaves us or the Bank, our operations may be adversely affected. In particular, we believe that Thomas A. Broughton III is extremely important to our success and the Bank. Mr. Broughton has extensive executive-level banking experience and is the President and Chief Executive Officer of us and the Bank. If he leaves his position for any reason, our financial condition and results of operations may suffer. The Bank is the beneficiary of a key man life insurance policy on the life of Mr. Broughton in the amount of $5 million. Also, we have hired key officers to run our banking offices in each of the Huntsville, Montgomery and Dothan, Alabama markets and the Pensacola, Florida market, who are extremely important to our success in such markets. If any of them leaves for any reason, our results of operations could suffer in such markets. With the exception of the key officers in charge of our Huntsville, Montgomery and Dothan banking offices, we do not have employment agreements or non-competition agreements with any of our executive officers, including Mr. Broughton. In the absence of these types of agreements, our executive officers are free to resign their employment at any time and accept an offer of employment from another company, including a competitor. Additionally, our directors' and advisory board members' community involvement and diverse and extensive local business relationships are important to our success. If the composition of our board of directors changes materially, our business may also suffer. Similarly, if the composition of the respective advisory boards of the Bank change materially, our business may suffer in such markets.

Our directors and executive officers own a significant portion of our common stock and can exert influence over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 14.76% of our outstanding common stock as of December 31, 2010. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although management has policies and procedures to perform an environmental review before the loan is recorded and before initiating any foreclosure action on real property, these reviews may not be sufficient to detect environmental hazards.

Risks Related to Our Common Stock

We have no current plans to pay dividends on our common stock.

We have never declared or paid cash dividends on our common stock. We have no current intentions to pay dividends. In addition, our ability to pay dividends is subject to regulatory limitations.

Under Alabama law, a state bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital. As of December 31, 2010, the Bank's surplus was equal to 54.0% of the Bank's capital. The Bank is also required by Alabama law to obtain the prior approval of the Alabama Superintendent of Banks (the "Superintendent") for its payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank's net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends, withdrawals or transfers may be made from the Bank's surplus without the prior written approval of the Superintendent.

There are limitations on your ability to transfer your common stock.

There is no public trading market for the shares of our common stock, and we have no current plans to list our common stock on any exchange. However, a brokerage firm may create a market for our common stock on the OTC/Bulletin Board or Pink Sheets without our participation or approval upon the filing and approval by the FINRA OTC Compliance Unit of a Form 211. As a result, unless a Form 211 is filed and approved, stockholders who may wish or need to dispose of all or part of their investment in our common stock may not be able to do so effectively except by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

Alabama and Delaware law limit the ability of others to acquire the Bank, which may restrict your ability to fully realize the value of your common stock.

In many cases, stockholders receive a premium for their shares when one company purchases another. Alabama and Delaware law makes it difficult for anyone to purchase the Bank or us without approval of our board of directors. Thus, your ability to realize the potential benefits of any sale by us may be limited, even if such sale would represent a greater value for stockholders than our continued independent operation.

Our Certificate of Incorporation authorizes the issuance of preferred stock which could adversely affect holders of our common stock and discourage a takeover of us by a third party.

Our Certificate of Incorporation authorizes the board of directors to issue up to 1,000,000 shares of preferred stock without any further action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of the shareholders may impede a takeover of us and prevent a transaction favorable to our shareholders.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this Memorandum (including the documents incorporated herein by reference) and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of such investor's investment in our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We operate through the following banking offices. Our Shades Creek Parkway office also includes our corporate headquarters. We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our banking offices, all of which are leased.

State MSA Office Address	City	Zip Code	Owned or Leased	Date Opened
Alabama:				
Birmingham-Hoover MSA:				
850 Shades Creek Parkway, Suite 200 (1)	Birmingham	35209	Leased	03/02/2005
324 Richard Arrington Jr. Boulevard North	Birmingham	35203	Leased	12/19/2005
5403 Highway 280, Suite 401	Birmingham	35242	Leased	08/15/2006
Total:		3 Offices		
Huntsville MSA:				
401 Meridian Street, Suite 100	Huntsville	35801	Leased	11/21/2006
1267 Enterprise Way, Suite A (1)	Huntsville	35806	Leased	08/21/2006
Total:		2 Offices		
Montgomery MSA:				
1 Commerce Street, Suite 200	Montgomery	36104	Leased	06/04/2007
8117 Vaughn Road, Unit 20	Montgomery	36116	Leased	09/26/2007
Total:		2 Offices		
Dothan MSA:				
4801 West Main Street (1)	Dothan	36305	Leased	10/17/2008
1640 Ross Clark Circle	Dothan	36301	Leased	2/1/2011
Total:		2 Offices		
Total Offices in Alabama:		9 Offices		

(1) Office relocated to this address in 2009. Original office opened on date indicated.

Since mid-2009, our corporate headquarters has been located in 28,900 square feet of leased space in a 50,000-square foot building near the intersection of Cahaba Road and Shades Creek Parkway. This building was newly constructed by a joint venture between Protective Life Corp., whose home offices are adjacent to the land, and Birmingham-based construction company B.L. Harbert International and opened in 2009.

ITEM 3. LEGAL PROCEEDINGS.

Neither we nor the Bank is currently subject to any material legal proceedings. In the ordinary course of business, the Bank is involved in routine litigation, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Management does not believe that there are any threatened proceedings against us or the Bank which, if determined adversely, would have a material effect on our or the Bank's business, financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of security holders during the fourth quarter of 2010 through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

There is no public market for our common stock, and we have no current plans to list our common stock on any public market. Consequently, there have only been a very few secondary trades in our common stock. The most recent sale of our common stock was at $25 per share on January 25, 2011. We are in the process of offering shares of our common stock for sale in a private placement at an offering price of $30 per share. As of December 31, 2010, we had approximately 1,072 stockholders of record holding 5,527,482 outstanding shares of our common stock, and we had 826,000 shares of our common stock currently subject to outstanding options to purchase such shares under the 2005 Amended and Restated Stock Incentive Plan, 26,000 shares issued with restrictions under our 2009 Stock Incentive Plan, 55,000 shares of common stock subject to other outstanding options, 60,000 shares of common stock currently subject to outstanding warrants to purchase such shares, 75,000 shares of common stock reserved for issuance upon conversion of outstanding mandatory convertible trust preferred securities and 15,000 shares of common stock currently reserved for issuance upon conversion of an outstanding convertible subordinated note.

Dividends

We have never declared or paid dividends and we do not expect to pay dividends to stockholders in the near future. We anticipate that our earnings, if any, will be held for purposes of enhancing our capital. Our payment of cash dividends is subject to the discretion of our Board of Directors and the Bank's ability to pay dividends. The principal source of our cash flow, including cash flow to pay dividends, comes from dividends that the Bank pays to us as its sole shareholder. Statutory and regulatory limitations apply to the Bank's payment of dividends to us, as well as our payment of dividends to our stockholders. For a more complete discussion on the restrictions on dividends, see "Supervision and Regulation - Payment of Dividends" in Item 1.

Recent Sales of Unregistered Securities

We had no sales of unregistered securities in 2010 other than those previously reported in our reports filed with the Securities and Exchange Commission.

Purchases of Equity Securities by the Registrant and Affiliated Purchasers

We made no repurchases of our equity securities, and no "affiliated purchasers" (as defined in Rule 10b-18(a) (3) under the Securities Exchange Act of 1934) purchased any shares of our equity securities during the fourth quarter of the fiscal year ended December 31, 2010.

Equity Compensation Plan Information

The following table sets forth certain information as of December 31, 2010 relating to stock options granted under our 2005 Amended and Restated Stock Incentive Plan and our 2009 Stock Incentive Plan and other options or warrants issued outside of such plans.

Plan Category	Number of securities issued/to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation awards plans approved by security holders	856,000	$ 15.87	594,000
Equity compensation awards plans not approved by security holders	55,000	17.27	—
Total	911,000	$ 15.95	594,000

We grant stock options as incentive to employees, officers, directors, and consultants to attract or retain these individuals, to maintain and enhance our long-term performance and profitability, and to allow these individuals to acquire an ownership interest in our company. Our compensation committee administers this program, making all decisions regarding grants and amendments to these awards. All shares to be issued upon the exercise of these options must be authorized and unissued shares. If an option holder terminates employment, we may provide for varying time periods for exercise of options after such termination provided, that an incentive stock option may not be exercised later than 90 days after an option holder terminates his or her employment with us unless such termination is a consequence of such option holder's death or disability, in which case the option period may be extended for up to one year after termination of employment. All of our issued options will vest immediately upon a transaction in which we merge or consolidate with or into any other corporation (unless we are the surviving corporation), or sell or otherwise transfer our property, assets or business substantially in its entirety to a successor corporation. At that time, upon the exercise of an option, the option holder will receive the number of shares of stock or other securities or property, including cash, to which the holder of a like number of shares of common stock would have been entitled upon the merger, consolidation, sale or transfer if such option had been exercised in full immediately prior thereto. All of our issued options have a term of 10 years. This means the options must be exercised within 10 years from the date of the grant. At December 31, 2010, we had issued and outstanding options to purchase 881,000 shares of our common stock.

Upon the formation of the Bank in May 2005, we issued to each of our directors warrants to purchase up to 10,000 shares of our common stock, or 60,000 in the aggregate, for a purchase price of $10.00 per share, expiring in ten years. These warrants became fully vested in May 2008.

On September 2, 2008, we granted warrants to purchase up to 75,000 shares of our common stock for a purchase price of $25.00 per share in relation to the issuance of our Subordinated Deferrable Interest Debentures as more fully described in Note 10 to the Consolidated Financial Statements.

On June 23, 2009, we granted warrants to purchase up to 15,000 shares of our common stock for a purchase price of $25.00 per share in relation to the issuance of our Subordinated Note due June 1, 2016 as more fully described in Note 12 to the Consolidated Financial Statements.

We granted non-plan stock options to persons representing certain key business relationships to purchase up to an aggregate of 55,000 shares of our common stock at between $15.00 and $20.00 per share for 10 years. These stock options are non-qualified and are not part of our stock incentive plan. They vest 100% in a lump sum five years after their date of grant.

On October 26, 2009, we made a restricted stock award under the 2009 Stock Incentive Plan of 20,000 shares of common stock to Thomas A. Broughton III, President and Chief Executive Officer. These shares vest in five equal installments commencing on the first anniversary of the grant date, subject to earlier vesting in the event of a merger, consolidation, sale or transfer as described in the first paragraph under the table above.

On February 9, 2010, we made restricted stock awards under the 2009 Stock Incentive Plan of 2,000 shares of common stock to each of five employees, for a total of 10,000 shares. These shares vest five years from the date of grant, subject to earlier vesting in the event of a merger, consolidation, sale or transfer as described in the first paragraph under the table above.

Performance Graph

The information included under the caption "Performance Graph" in this Item 5 of this Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filings we make under the Securities Act of 1933 or the Securities Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

The following graph compares the change in cumulative total stockholder return on our common stock with the cumulative total return of the NASDAQ Banks Index and the S&P Stock Index from

December 31, 2005 through December 31, 2010. This comparison assumes $100 invested on December 31, 2005 in (a) our common stock, (b) the NASDAQ Banks Index, and (c) the NASDAQ Composite Stock Index. Our common stock is not traded on any exchange or national market system, and prices for our stock are determined based on actual prices at which our stock has been sold in arm's-length private placements completed prior to each point in time represented in the graph. Such prices are not necessarily indicative of the prices that would result from transactions conducted on an exchange.



Total Return Performance
ServisFirst Bancshares, Inc.
NASDAQ Composite
NASDAQ Bank
Index Value
300
250
200
150
100
50
0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

	Date					
Index:	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
ServisFirst Bancshares, Inc.	100.00	150.00	200.00	250.00	250.00	250.00
NASDAQ Composite	100.00	109.52	120.27	71.51	102.89	120.29
NASDAQ Bank	100.00	111.01	86.51	65.81	53.63	60.01

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included below. Except for the data under "Selected Performance Ratios", "Asset Quality Ratios", "Liquidity Ratios", "Capital Adequacy Ratios" and "Growth Ratios", the selected historical consolidated financial data as of December 31, 2010, 2009, 2008, 2007, and 2006 and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are derived from our audited consolidated financial statements and related notes.

	As of and for the years ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands except for share data)				
Selected Balance Sheet Data:					
Total assets	$ 1,935,166	$ 1,573,497	$1,162,272	$ 838,250	$ 528,545
Total loans	1,394,818	1,207,084	968,233	675,281	440,489
Loans, net	1,376,741	1,192,173	957,631	667,549	435,071
Securities available for sale	276,959	255,453	102,339	87,233	28,119
Securities held to maturity	5,234	645	—	—	—
Cash and due from banks	27,454	26,982	22,844	15,756	15,706
Interest-bearing balances with banks	204,278	48,544	30,774	34,068	22
Fed funds sold	246	680	19,300	16,598	37,607
Mortgage loans held for sale	7,875	6,202	3,320	2,463	2,902
Restricted equity securities	3,510	3,241	2,659	1,202	805
Premises and equipment, net	4,450	5,088	3,884	4,176	2,605
Deposits	1,758,716	1,432,355	1,037,319	762,683	473,348
Other borrowings	24,937	24,922	20,000	73	—
Trust preferred securities	30,420	15,228	15,087	—	—
Other liabilities	3,993	3,370	3,082	2,465	2,353
Stockholders' equity	117,100	97,622	86,784	72,247	52,288
Selected Income Statement Data:					
Interest income	$ 78,146	$ 62,197	$ 55,450	$ 51,417	$ 30,610
Interest expense	15,260	18,337	20,474	25,872	13,335
Net interest income	62,886	43,860	34,976	25,545	17,275
Provision for loan losses	10,350	10,685	6,274	3,541	3,252
Net interest income after provision for loan losses	52,536	33,175	28,702	22,004	14,023
Noninterest income	5,169	4,413	2,704	1,441	911
Noninterest expense	30,969	28,930	20,576	14,796	8,674
Income before income taxes	26,736	8,658	10,830	8,649	6,260
Income taxes expenses	9,358	2,780	3,825	3,152	2,189
Net income	17,378	5,878	7,005	5,497	4,071
Per Common Share Data:					
Net income, basic	$ 3.15	$ 1.07	$ 1.37	$ 1.19	$ 1.06
Net income, diluted	2.84	1.02	1.31	1.16	1.06
Book value	21.19	17.71	16.15	14.13	11.71
Weighted average shares outstanding:					
Basic	5,519,151	5,485,972	5,114,194	4,631,047	3,831,881
Diluted	6,294,604	5,787,643	5,338,883	4,721,864	3,846,111
Actual shares outstanding	5,527,482	5,513,482	5,374,022	5,113,482	4,463,607

	As of and for the years ended December 31,				
	2010	2009	2008	2007	2006
Selected Performance Ratios:					
Return on average assets	1.04%	0.43%	0.71%	0.78%	1.02%
Return on average stockholders' equity	15.86%	6.33%	9.28%	9.40%	9.96%
Net interest margin(1)	3.94%	3.31%	3.70%	3.78%	4.60%
Efficiency ratio(2)	45.51%	59.57%	54.61%	54.83%	50.67%
Asset Quality Ratios:					
Net charge-offs to average loans outstanding	0.55%	0.60%	0.41%	0.23%	0.28%
Non-performing loans to total loans	1.03%	1.01%	1.02%	0.66%	0.00%
Non-performing assets to total assets	1.10%	1.57%	1.74%	0.73%	0.11%
Allowance for loan losses to total gross loans	1.30%	1.24%	1.09%	1.15%	1.23%
Allowance for loan losses to total non-performing loans	126.00%	122.34%	108.17%	173.94%	5,418.00%
Liquidity Ratios:					
Net loans to total deposits	78.28%	83.23%	92.32%	87.53%	91.91%
Net average loans to average earning assets	78.04%	80.06%	85.84%	77.19%	89.34%
Noninterest-bearing deposits to total deposits	14.24%	14.75%	11.71%	11.15%	15.05%
Capital Adequacy Ratios:					
Stockholders' equity to total assets	6.05%	6.20%	7.47%	8.62%	9.89%
Total risked-based capital(3)	11.82%	10.48%	11.25%	11.22%	11.58%
Tier I capital(4)	10.22%	8.89%	10.18%	10.12%	10.49%
Leverage ratio(5)	7.77%	6.97%	9.01%	8.40%	10.32%
Growth Ratios:					
Percentage change in net income	195.64%	-16.1%	27.43%	35.00%	373.93%
Percentage change in diluted net income per share	178.43%	-22.5%	12.93%	13.21%	352.38%
Percentage change in assets	22.99%	35.38%	38.65%	58.59%	90.15%
Percentage change in net loans	15.46%	24.49%	45.45%	53.43%	76.76%
Percentage change in deposits	22.78%	38.08%	36.00%	61.13%	93.96%
Percentage change in equity	19.95%	12.49%	20.12%	38.18%	56.23%

(1) Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets and interest rate paid on interest-bearing liabilities, divided by average earning assets.

(2) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(3) Total stockholders' equity excluding unrealized gains/(losses) on securities available for sale, net of taxes, and intangible assets plus allowance for loan losses (limited to 1.25% of risk-weighted assets) divided by total risk-weighted assets. The FDIC required minimum to be well-capitalized is 10%.

(4) Total stockholders' equity excluding unrealized gains/(losses) on securities available for sale, net of taxes, and intangible assets divided by total risk-weighted assets. The FDIC required minimum to be well-capitalized is 6%.

(5) Total stockholders' equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets divided by average assets less intangible assets. The FDIC required minimum to be well-capitalized is 5%; however, the Alabama Banking Department has required that the Bank maintain a Tier 1 capital leverage ratio of 7%.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following is a narrative discussion and analysis of significant changes in our results of operations and financial condition. The purpose of this discussion is to focus on information about our financial condition and results of operations that is not otherwise apparent from the audited financial statements. Analysis of the results presented should be made with an understanding of our relatively short history. This discussion should be read in conjunction with the financial statements and selected financial data included elsewhere in this document.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and reports to stockholders. Statements made in this annual report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon our management's belief as well as assumptions made by, and information currently available to, our management. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans, and other factors. We caution that such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, us. See also "Cautionary Note Regarding Forward Looking Statements" on page 1.

Overview

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956 headquartered in Birmingham, Alabama. Through our wholly-owned subsidiary bank, we operate nine full service banking offices located in Jefferson, Shelby, Madison, Montgomery and Houston Counties in the Birmingham-Hoover, Huntsville, Montgomery and Dothan, Alabama MSAs, respectively, and are in the process of opening a tenth office in Escambia County, Florida, in the Pensacola-Ferry Pass-Brent MSA. Our principal business is to accept deposits from the public and to make loans and other investments. Our principal source of funds for loans and investments are demand, time, savings, and other deposits and the amortization and prepayment of loans and borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments and service charges. Our principal expenses are interest paid on savings and other deposits, interest paid on our other borrowings, employee compensation, office expenses and other overhead expenses.

Critical Accounting Policies

Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in the Notes to the Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

Allowance for Loan Losses

The allowance for loan losses, sometimes referred to as the "ALLL", is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans for any reason, including but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan losses is increased.

Impairment of Assets

Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the original terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price, or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral-dependent.

Investment Securities Impairment

Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on other-than-temporary basis. In any such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses).

Results of Operations

Net Income

Net income for the year ended December 31, 2010 was $17.4 million, compared to net income of $5.9 million for the year ended December 31, 2009. This increase in net income is primarily attributable to a significant increase in net interest income, which increased $19.0 million, or 43.4%, to $62.9 million in 2010 from $43.9 million in 2009. Noninterest income increased $756,000, or 17.1%, to $5.2 million in 2010 from $4.4 million in 2009. Noninterest expense increased by $2.1 million, or 7.1%, to $31.0 million in 2010 from $28.9 million in 2009. Basic and diluted net income per common share were $3.15 and $2.84, respectively, for the year ended December 31, 2010, compared to $1.07 and $1.02, respectively, for the year ended December 31, 2009. Return on average assets was 1.04% in 2010, compared to 0.43% in 2009, and return on average stockholders' equity was 15.86% in 2010, compared to 6.33% in 2009.

Net income for the year ended December 31, 2009 was $5.9 million, compared to net income of $7.0 million for the year ended December 31, 2008. This decrease in net income is primarily attributable to a significant increase in deposit insurance assessments by the FDIC, and an increase in provision for loan losses. The expense of FDIC insurance assessments increased $2.2 million, or 266.7%, to $2.7 million in 2009 from $568,000 in 2008. This increase was attributable to increases in both the assessment rates determined by the FDIC and our assessable deposits, as a result of the Company's growth in deposits. Also, during the fourth quarter of 2009, the Company expensed the first installment of the 13-quarter prepaid assessment adopted by the FDIC in November 2009. The provision for loan losses increased $4.6 million, or 73.1%, from $6.3 million in 2008 to $10.9 million in 2009. The increase in provision for loan losses was the result of funding the loan loss reserve to match growth in the loan portfolio and loan charge-offs. These negative effects were partially offset by higher net interest income, which was due to significant growth of our deposits and loan portfolio resulting from continued core growth in Birmingham, Huntsville and Montgomery and our expansion into Dothan in late 2008. Also positively impacting net income in 2009 was an increase of $1.7 million in noninterest income, up 63.2%, from

$2.7 million in 2008 to $4.4 million in 2009. Basic and diluted net income per common share were $1.07 and $1.02, respectively, for the year ended December 31, 2009, compared to $1.37 and $1.31, respectively, for the year ended December 31, 2008. Return on average assets was 0.43% in 2009, compared to 0.71% in 2008, and return on average stockholders' equity was 6.33% in 2009, compared to 9.28% in 2008.

	Year Ended December 31,		Change from the Prior Year
	2010	2009	
	(Dollars in Thousands)		
Interest income	$ 78,146	$ 62,197	25.64 %
Interest expense	15,260	18,337	(16.78) %
Net interest income	62,886	43,860	43.38 %
Provision for loan losses	10,350	10,685	(3.14) %
Net interest income after provision for loan losses	52,536	33,175	58.36 %
Noninterest income	5,169	4,413	17.13 %
Noninterest expense	30,969	28,930	7.05 %
Net income before taxes	26,736	8,658	208.80 %
Provisions for income taxes	9,358	2,780	236.62 %
Net income	$ 17,378	$ 5,878	195.64 %

	Year Ended December 31,		Change from the Prior Year
	2009	2008	
	(Dollars in Thousands)		
Interest income	$ 62,197	$ 55,450	12.17 %
Interest expense	18,337	20,474	(10.44) %
Net interest income	43,860	34,976	25.40 %
Provision for loan losses	10,685	6,274	70.31 %
Net interest income after provision for loan losses	33,175	28,702	15.58 %
Noninterest income	4,413	2,704	63.20 %
Noninterest expense	28,930	20,576	40.60 %
Net income before taxes	8,658	10,830	(20.06) %
Provisions for income taxes	2,780	3,825	(27.32) %
Net income	$ 5,878	$ 7,005	(16.09) %

Net Interest Income

Net interest income is the difference between the income earned on interest-earning assets and interest paid on interest-bearing liabilities used to support such assets. The major factors which affect net interest income are changes in volumes, the yield on interest-earning assets and the cost of interest-bearing liabilities. Our management's ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of our primary source of earnings.

Beginning in mid-2004, the Federal Reserve Open Market Committee, or FOMC, increased interest rates 400 basis points through mid-2006, where interest rates remained constant until September 2007. In September 2007, the FOMC started dropping market rates in an effort to stabilize a declining real estate market and to ease recessionary pressures. Over the next five quarters, the FOMC would drop rates a total of 500 basis points. Rates have remained extremely low since bottoming out in December 2008. During this time of falling market rates, our management maintained a moderately liability-sensitive balance sheet position, meaning that more liabilities are scheduled to reprice within the next year than assets, thereby taking advantage of the decreasing rates.

Net interest income increased $19.0 million, or 43.4%, to $62.9 million for the year ended December 31, 2010 from $43.9 million for the year ended December 31, 2009. This was due to an increase in total interest income of $15.9 million, or 25.6%, and a decrease in total interest expense of $3.1 million, or 16.8%. The increase in total interest income was primarily attributable to a 17.9% increase in average loans outstanding from 2009 to 2010, which was the result of growth in all four of our markets, but primarily market share expansion in our younger markets of Montgomery and Dothan.

Net interest income increased $8.9 million, or 25.4%, to $43.9 million for the year ended December 31, 2009 from $35.0 million for the year ended December 31, 2008. This was due to an increase in total interest income of $6.7 million, or 12.2%, and a decrease in total interest expense of $2.1 million, or

10.4%. The increase in total interest income was primarily attributable to loan growth as a result of significant continued core growth in Birmingham, Huntsville and Montgomery and the relocation of our Dothan office following our expansion into that market in 2008.

Investments

We view the investment portfolio as a source of income and liquidity. Our investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter term investments. Our investment policy provides that no more than 40% of our total investment portfolio should be composed of municipal securities.

The investment portfolio at December 31, 2010 was $282.2 million, compared to $256.1 million at December 31, 2009. The interest earned on investments rose to $8.8 million in 2010 from $6.0 million in 2009. That was a result of higher average portfolio balances due to our growth. The average taxable-equivalent yield on the investment portfolio decreased from 5.06% in 2009 to 4.08% in 2010, or 98 basis points.

The investment portfolio at December 31, 2009 was $256.1 million, compared to $102.3 million at December 31, 2008. The interest earned on investments rose to $6.0 million in 2009 from $4.8 million in 2008. That was a result of higher average portfolio balances due to our growth. The average taxable-equivalent yield on the investment portfolio decreased from 5.60% in 2008 to 5.06% in 2009, or 54 basis points.

Net Interest Margin Analysis

The net interest margin is impacted by the average volumes of interest-sensitive assets and interest-sensitive liabilities and by the difference between the yield on interest-sensitive assets and the cost of interest-sensitive liabilities (spread). Loan fees collected at origination represent an additional adjustment to the yield on loans. Our spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of effectiveness of our ability to manage the net interest margin by managing the overall yield on assets and cost of funding those assets.

The following table shows, for the twelve months ended December 31, 2010, 2009 and 2008, the average balances of each principal category of our assets, liabilities and stockholders' equity, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates. This table is presented on a taxable equivalent basis, if applicable.

Average Consolidated Balance Sheets and Net Interest Analysis
On a Fully Taxable-Equivalent Basis
For the Years Ended December 31
(Dollars in Thousands)

	2010			2009			2008		
	Average Balance	**Interest Earned/ Paid**	**Average Yield/ Rate**	**Average Balance**	**Interest Earned/ Paid**	**Average Yield/ Rate**	**Average Balance**	**Interest Earned /Paid**	**Average Yield/ Rate**
Assets									
Interest-earning assets:									
Loans, net of unearned income(1)	$1,283,204	$68,889	5.37%	$1,088,437	$55,625	5.11%	$826,957	$49,852	6.03%
Mortgage loans held for sale	6,275	226	3.60%	6,195	265	4.28%	2,469	145	5.87%
Investment securities:									
Taxable	180,045	6,482	3.60%	92,903	4,517	4.86%	68,683	3,840	5.59%
Tax-exempt(2)	59,812	3,314	5.72%	38,834	2,151	5.54%	23,384	1,318	5.64%
Total investment securities(3)	239,857	9,796	4.08%	131,737	6,668	5.06%	92,067	5,158	5.60%
Federal funds sold	47,581	104	0.22%	88,651	257	0.29%	29,474	548	1.86%
Restricted equity securities	3,448	56	1.62%	3,101	10	0.32%	2,454	90	3.67%
Interest -bearing balances with banks	42,675	115	0.27%	24,987	24	0.10%	3,141	58	1.85%
Total interest-earning assets	$1,623,040	$79,186	4.88%	$1,343,108	$62,849	4.68%	$956,562	$55,851	5.84%
Non-interest earning assets:									
Cash and due from banks	24,837			18,337			18,247		
Net fixed assets and equipment	4,914			4,503			3,998		
Allowance for loan losses, accrued interest and other assets	23,087			10,534			4,514		
Total assets	$1,675,878			$1,376,482			$983,321		
Liabilities and stockholders' equity									
Interest-bearing liabilities:									
Interest -bearing demand deposits	$264,591	$1,253	0.47%	$178,232	$1,599	0.90%	$92,717	$1,522	1.64%
Savings deposits	2,978	15	0.50%	972	5	0.51%	455	3	0.66%
Money market accounts	775,544	5,994	0.77%	704,112	8,859	1.26%	558,313	12,411	2.22%
Time deposits	255,326	4,679	1.83%	218,087	5,624	2.58%	135,128	5,439	4.03%
Fed funds purchased	4,901	31	0.63%	—	—	—	4,729	119	2.52%
Other borrowings	52,186	3,288	6.30%	37,705	2,250	5.96%	20,838	980	4.70%
Total interest-bearing liabilities	$1,355,526	$15,260	1.13%	$1,139,108	$ 18,337	1.61%	$812,180	$ 20,474	2.52 %

Average Consolidated Balance Sheets and Net Interest Analysis
On a Fully Taxable-Equivalent Basis
For the Years Ended December 31
(Dollars in Thousands)

	2010			2009			2008		
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned /Paid	Average Yield/ Rate
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	207,399			140,660			92,451		
Other liabilities	3,412			3,785			3,203		
Stockholders' equity	105,156			91,188			75,034		
Unrealized gains(loss) on securities and derivative	4,385			1,741			453		
Total liabilities and stockholders' equity	$1,675,878			$1,376,482			$983,321		
Net interest spread			3.75%			3.07%			3.32%
Net interest margin			3.94%			3.31%			3.70%

(1) Non-accrual loans are included in average loan balances in all periods. Net loan fees of $750,000, $730,000 and $920,000 are included in interest income in 2010, 2009 and 2008, respectively.

(2) Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 35% in 2010, and 34% in 2009 and 2008.

(3) Unrealized gains of $6,717,000, $1,197,000 and $376,000 are excluded from the yield calculation in 2010, 2009 and 2008, respectively.

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Change in Interest Income and Expenses on a Taxable-Equivalent Basis					
	2010 Compared to 2009 Increase (Decrease) in Interest Income and Expense Due to Changes in:			2009 Compared to 2008 Increase (Decrease) in Interest Income and Expense Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in Thousands)					
Interest-earning assets:						
Loans, net of unearned income	$ 10,346	$ 2,918	$ 13,264	$ 15,763	$ (9,990)	$ 5,773
Mortgages held for sale	4	(43)	(39)	219	(99)	120
Investment securities:						
Taxable	3,374	(1,409)	1,965	1,354	(677)	677
Tax-exempt	1,162	1	1,163	870	(37)	833
Federal funds	(100)	(53)	(153)	1,100	(1,391)	(291)
Restricted equity securities	1	45	46	24	(104)	(80)
Interest bearing balances with banks	26	65	91	403	(437)	(34)
Total earning assets	14,813	1,524	16,337	19,733	(12,735)	6,998
Interest-bearing liabilities:						
Interest-bearing demand deposits	590	(936)	(346)	1,404	(1,327)	77
Savings deposits	10	—	10	3	(1)	2
Money market accounts	827	(3,692)	(2,865)	3,241	(6,793)	(3,552)
Time deposits	857	(1,802)	(945)	3,339	(3,154)	185
Federal funds purchased	31	—	31	(119)	—	(119))
Other borrowings	906	132	1,038	794	476	1,270
Total interest-bearing liabilities	3,221	(6,298)	(3,077)	8,662	(10,799)	(2,137)
Increase in net interest income	$11,593	$ 7,822	$19,414	$ 11,071	$ (1,936)	$ 9,135

The two primary factors that make up the spread are the interest rates received on loans and the interest rates paid on deposits. We have been disciplined in raising interest rates on deposits only as the market demanded and thereby managing cost of funds. Also, we have not competed for new loans on interest rate alone, but rather we have relied on effective marketing to business customers.

Our net interest spread and net interest margin were 3.75% and 3.94%, respectively, for the year ended December 31, 2010, compared to 3.07% and 3.31%, respectively, for the year ended December 31, 2009. Our average interest-earning assets for the year ended December 31, 2010 increased $279.9 million, or 20.8%, to $1.623 billion from $1.343 billion for the year ended December 31, 2009. This increase in our average interest-earning assets was due to continued core growth in all of our markets, increased loan production and increased investment securities. Our average interest-bearing liabilities increased $216.4 million, or 19.0%, to $1.356 billion for the year ended December 31, 2010 from $1.139 billion for the year ended December 31, 2009. This increase in our average interest-bearing liabilities was primarily due to an increase in interest-bearing deposits in all our markets, but also reflects the issuance of $15 million in trust preferred securities in March 2010 and a $5 million subordinated note in June 2009. The ratio of our average interest-earning assets to average interest-bearing liabilities was 119.7% and 117.9% for the years ended December 31, 2010 and 2009, respectively.

Our average interest-earning assets produced a taxable equivalent yield of 4.88% for the year ended December 31, 2010, compared to 4.68% for the year ended December 31, 2009. The average rate paid on interest-bearing liabilities was 1.13% for the year ended December 31, 2010, compared to 1.61% for the year ended December 31, 2009.

Our net interest spread and net interest margin were 3.07% and 3.31%, respectively, for the year ended December 31, 2009, compared to 3.32% and 3.70%, respectively, for the year ended December 31, 2008. Our average interest-earning assets for the year ended December 31, 2009 increased $386.5 million, or 40.4%, to $1.3 billion from $956.6 million for the year ended December 31, 2008. This increase in our average interest-earning assets was due to continued core growth in all of our markets, increased loan production and increased investment securities. Our average interest-bearing liabilities increased $326.9 million, or 40.3%, to $1.1 billion for the year ended December 31, 2009 from $812.2 million for the year ended December 31, 2008. This increase in our average interest-bearing liabilities was primarily due to an increase in interest-bearing deposits in all our markets, but also reflects the issuance of $15 million in trust preferred securities in September 2008 and a $5 million subordinated note in June 2009. The ratio of our average interest-earning assets to average interest-bearing liabilities was 117.9% and 117.8% for the years ended December 31, 2009 and 2008, respectively.

Our average interest-earning assets produced a taxable equivalent yield of 4.68% for the year ended December 31, 2009, compared to 5.84% for the year ended December 31, 2008. The average rate paid on interest-bearing liabilities was 1.61% for the year ended December 31, 2009, compared to 2.52% for the year ended December 31, 2008.

Provision for Loan Losses

The provision for loan losses represents the amount determined by management to be necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. Our management reviews the adequacy of the allowance for loan losses on a quarterly basis. The allowance for loan losses calculation is segregated into various segments that include classified loans, loans with specific allocations and pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and in which management perceives there is a minimal risk of loss. Loans are rated using a nine-point risk grade scale with loan officers having the primary responsibility for assigning risk grades and for the timely reporting of changes in the risk grades. These processes, and the assigned risk grades, the criticized and classified loans in the portfolio are segregated into the following regulatory classifications: Special Mention, Substandard, Doubtful or Loss, with some general allocation of reserve based on these grades. At December 31, 2010, total loans rated Special Mention or worse were $98.3 million, or 7.05% of total loans, compared to $79.1 million, or 6.6% of total loans, at December 31, 2009. Impaired loans are reviewed specifically and separately under FASB ASC 310-30-35, Subsequent Measurement of Impaired Loans, to determine the appropriate reserve allocation. Our management compares the investment in an impaired loan with the present value of expected future cash flow discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral, if the loan is collateral-dependent, to determine the specific reserve allowance. Reserve percentages assigned to non-impaired loans are based on historical charge-off experience adjusted for other risk factors. To evaluate the overall adequacy of the allowance to absorb losses inherent in our loan portfolio, our management considers historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, economic conditions and other pertinent information. Based on future evaluations, additional provisions for loan losses may be necessary to maintain the allowance for loan losses at an appropriate level.

The provision expense for loan losses was $10.4 million for the year ended December 31, 2010, a decrease of $300,000 from $10.7 million in 2009. Also, nonperforming loans increased to $14.3 million, or 1.02%, of total loans at December 31, 2010 from $12.2 million, or 1.01%, of total loans at December 31, 2009. During 2010, we had net charged-off loans totaling $6.9 million, compared to net charged-off loans of $6.6 million for 2009. The ratio of net charged-off loans to average loans was 0.55% for 2010, compared to 0.60% for 2009. The allowance for loan losses totaled $18.1 million, or 1.30% of loans, net of unearned income, at December 31, 2010, compared to $14.9 million, or 1.24% of loans, net of unearned income, at December 31, 2009.

The provision expense for loan losses was $10.7 million for the year ended December 31, 2009, an increase of $4.4 million, in comparison to $6.3 million in 2008. Also, nonperforming loans increased to $12.2 million, or 1.01%, of total loans at December 31, 2009 from $9.7 million, or 1.02%, of total loans at December 31, 2008. During 2009, we had net charged-off loans totaling $6.6 million, compared to net charged-off loans of $3.4 million for 2008. The ratio of net charged-off loans to average loans was 0.60% for 2009, compared to 0.41% for 2008. The allowance for loan losses totaled $14.9 million, or 1.24% of loans, net of unearned income, at December 31, 2009, compared to $10.6 million, or 1.10% of loans, net of unearned income, at December 31, 2008.

Noninterest Income

Noninterest income increased $756,000, or 17.1%, to $5.2 million in 2010 from $4.4 million in 2009. Noninterest income increased $1.7 million, or 63.2%, to $4.4 million in 2009 from $2.7 million in 2008. Growth in deposits, with corresponding increases in deposit service charges and debit card transaction fees contributed to the increases in noninterest income in both the 2010-2009 and 2009-2008 comparative periods. Lending fees also contributed to the increase in 2009 compared to 2008.

Income from mortgage banking operations for the year ended December 31, 2010 was unchanged at $2.2 million from the year ended December 31, 2009 as we continue to experience strong demand for refinancing. Income from mortgage banking operations for the year ended December 31, 2009 increased $1.2 million, or 123.3%, to $2.2 million from $1.0 for the year ended December 31, 2008. This increase was the result of higher originations and refinancings, and the addition of a loan production officer in the Montgomery, Alabama market in May 2008. Income from customer service charges and fees for the year ended December 31, 2010 increased $685,000, or 42.0%, to $2.3 million from $1.6 million for the year ended December 31, 2009. Income from customer service charges and fees for the year ended December 31, 2009 increased $361,000, or 28.43%, to $1.6 million from $1.3 million for the year ended December 31, 2008. These increases are primarily due to a gain of transaction accounts over the past five years. Our management is currently pursuing new accounts and customers through direct marketing and other promotional efforts to increase this source of revenue.

Noninterest Expense

Noninterest expense increased $2.2 million, or 7.7%, to $31.0 million for the year ended December 31, 2010 from $28.8 million for the year ended December 31, 2009. This increase is largely attributable to increased salary and employee benefits expense, which is a result of staff additions related to our expansion. We had 170 full-time equivalent employees at December 31, 2010 compared to 156 at December 31, 2009. Noninterest expense increased $8.2 million, or 39.7%, to $28.8 million for the year ended December 31, 2009 from $20.6 million for the year ended December 31, 2008. This increase is primarily attributable to a significant increase in FDIC deposit insurance assessments and an increase in the provision for loan losses during 2009. FDIC insurance assessments increased $2.2 million, or 266.7%, to $2.7 million in 2009 from $568,000 in 2008. This increase was attributable to increases in both the assessment rates determined by the FDIC and the assessable deposits, as a result of the Company's growth in deposits. Also, during the fourth quarter of 2009, the Company expensed the first installment of the 13-quarter prepaid assessment adopted by the FDIC in November 2009. The provision for loan losses increased $4.4 million, or 69.8%, from $6.3 million in 2008 to $10.7 million in 2009. The increase in provision for loan losses was the result of funding the loan loss reserve to match growth in the loan portfolio and loan charge-offs.

Income Tax Expense

Income tax expense was $9.4 million in 2010, compared to $2.8 million in 2009 and $3.8 million in 2008. Our effective tax rates for 2010, 2009 and 2008 were 35.00%, 32.11% and 35.32%, respectively. Our primary permanent differences are related to incentive stock option expenses and tax-free income. Barring legislative tax changes, we anticipate our effective tax rate to remain consistent with preceding years.

Financial Condition

Assets

Total assets at December 31, 2010, were $1.94 billion, an increase of $361.7 million, or 23.0%, over total assets of $1.57 billion at December 31, 2009. Average assets for 2010 were $1.68 billion, an increase of $299.4 million, or 21.74%, over average assets of $1.38 billion in 2009. Loan growth was the primary reason for the increase. Year-end 2010 net loans were $1.38 billion, up $184.4 million, or 15.5%, over the year-end 2009 total net loans of $1.19 billion.

Total assets at December 31, 2009, were $1.57 billion, an increase of $411.0 million, or 35.3%, over total assets of $1.16 billion at December 31, 2008. Average assets for 2009 were $1.38 billion, an increase of $393.2 million, or 40.0%, over average assets of $983.3 million in 2008. Loan growth was the primary reason for the increase. Year-end 2009 net loans were $1.19 billion, up $234.5 million, or 24.5%, over the year-end 2008 total net loans of $957.6 million.

We believe that our business model results in a higher level of earning assets than peer banks. Earning assets are defined as assets which earn interest income. Earning assets include short-term investments, the investment portfolio and net loans. We maintain a higher level of earning assets because in our business model, fewer assets are allocated to facilities, ATMs, cash and due-from-bank accounts used for transaction processing than is the case with many of our peers. Earning assets at December 31, 2010 were $1.89 billion, or 97.4% of total assets of $1.94 billion. Earning assets at December 31, 2009 were $1.52 billion, or 96.8% of total assets of $1.57 billion. We believe this ratio is expected to generally continue at these levels, although it may be affected by economic factors beyond our control.

Investment Portfolio

We view the investment portfolio as a source of income and liquidity. Our investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter-term investments. Our investment policy provides that no more than 40% of our total investment portfolio should be composed of municipal securities. At December 31, 2010, mortgage-backed securities represented 37% of the investment portfolio, state and municipal securities represented 29% of the investment portfolio, U.S. Treasury and government agencies represented 33% of the investment portfolio, and corporate debt represented 1% of the investment portfolio. Our investment portfolio at December 31, 2010, 2009 and 2008 consisted of the following:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
		(Dollars in Thousands)		
As of December 31, 2010				
Securities available for sale:				
U.S. Treasury and government sponsored agencies	$ 90,631	$ 1,887	$ (224)	$ 92,294
Mortgage-backed securities	101,709	2,783	(268)	104,224
State and municipal securities	78,241	1,076	(1,051)	78,266
Corporate debt	2,013	162	—	2,175
Total	$ 272,594	$ 5,908	$ (1,543)	$ 276,959
Securities held to maturity::				
State and municipal securities	$ 5,234	$ —	$ (271)	$ 4,963
Total	$ 5,234	$ —	$ (271)	$ 4,963
As of December 31, 2009				
Securities available for sale:				
U.S. Treasury and government sponsored agencies	$ 92,368	$ 412	$ (453)	$ 92,327
Mortgage-backed securities	99,608	2,717	(625)	101,700
State and municipal securities	58,090	876	(567)	58,399
Corporate debt	3,004	36	(13)	3,027
Total	$ 253,070	$ 4,041	$ (1,658)	$ 255,453
Securities held to maturity:				
State and municipal securities	$ 645	$ 1	$ (3)	$ 643
Total	$ 645	$ 1	$ (3)	$ 643
As of December 31, 2008				
Securities available for sale:				
U.S. Treasury and government sponsored agencies	$ 5,093	$ 42	$ (18)	$ 5,117
Mortgage-backed securities	60,211	2,338	(5)	62,544
State and municipal securities	29,879	457	(857)	29,479
Corporate debt	5,971	—	(772)	5,199
Total	$ 101,154	$ 2,837	$ (1,652)	$ 102,339

All of our investments in mortgage-backed securities are pass-through mortgage-backed securities. We do not currently, and did not have at December 31, 2010, any structured investment vehicles or any private-label mortgage-backed securities. The amortized cost of securities in our portfolio totaled $277.8 million at December 31, 2010, compared to $253.7 million at December 31, 2009. The following table provides the amortized cost of our securities as of December 31, 2010 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the taxable equivalent yields for each maturity range. All such securities held are traded in liquid markets.

Maturity of Investment Securities — Amortized Cost

	Less than one year	More than One year to five years	More than five years to ten years	More than ten years	Total
		(Dollars in Thousands)			
Securities Available for Sale:					
U.S. Treasury and government agencies	$ —	$ 58,729	$ 25,519	$ 6,382	$ 90,630
Mortgage-backed securities	—	1,169	20,257	80,283	101,709
State and municipal securities	165	9,031	57,044	12,001	78,241
Corporate debt	—	—	2,013	—	2,013
Total	$ 165	$ 68,929	$ 104,833	$ 98,666	$ 272,593
Taxable-equivalent yield					
U.S. Treasury and government agencies	—	2.04 %	3.94%	4.40%	2.74%
Mortgage-backed securities	—	5.00 %	4.38%	4.00%	4.09%
State and municipal securities	6.96 %	4.78 %	5.24%	5.95%	5.30%
Corporate debt	—	—	6.44%	—	6.44%
Weighted-average yield	6.96 %	2.45 %	4.78%	4.26%	4.01%
Securities Held to Maturity:					
State and municipal securities	$ —	$ —	$ —	$ 5,234	$ 5,234
Total	$ —	$ —	$ —	$ 5,234	$ 4.01%
Taxable-equivalent yield					
State and municipal securities	—	—	—	6.12%	6.12%
Weighted-average yield	—	—	—	6.12%	6.12%

At December 31, 2010, we had $246,000 in federal funds sold, compared with $680,000 at December 31, 2009.

The objective of our investment policy is to invest funds not otherwise needed to meet our loan demand to earn the maximum return, yet still maintain sufficient liquidity to meet fluctuations in our loan demand and deposit structure. In doing so, we balance the market and credit risks against the potential investment return, make investments compatible with the pledge requirements of any deposits of public funds, maintain compliance with regulatory investment requirements, and assist certain public entities with their financial needs. The asset liability and investment committee has full authority over the investment portfolio and makes decisions on purchases and sales of securities. The entire portfolio, along with all investment transactions occurring since the previous board of directors meeting, is reviewed by the board at each monthly meeting. The investment policy allows portfolio holdings to include short-term securities purchased to provide us with needed liquidity and longer term securities purchased to generate level income for us over periods of interest rate fluctuations.

Loan Portfolio

We had total loans of approximately $1.39 billion at December 31, 2010. Approximately 51% of our loan portfolio is concentrated in the Birmingham-Hoover, Alabama, MSA, while approximately 23% is concentrated in the Huntsville, Alabama MSA. The Montgomery, Alabama MSA and the Dothan, Alabama MSA each represent approximately 13% of our loans. With our loan portfolio concentrated in only a few markets, there is a risk that our borrowers' ability to repay their loans from us could be affected by changes in local economic conditions.

The following table details our loans at December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(Dollars in Thousands)		
Commercial, financial and agricultural	$ 536,620	$ 461,088	$ 325,968
Real estate — construction	172,055	224,178	235,162
Real estate — mortgage:			
Owner occupied commercial	270,767	203,983	147,197
1-4 family mortgage	199,236	165,512	137,019
Other mortgage	178,793	119,749	93,412
Total real estate — mortgage	648,796	489,244	377,628
Consumer	37,347	32,574	29,475
Total loans	1,394,818	1,207,084	968,233
Less: allowance for loan losses	(18,077)	(14,737)	(10,602)
Net loans	$ 1,376,741	$ 1,192,347	$ 957,631

The following table details the percentage composition of our loan portfolio by type at December 31, 2010, 2009 and 2008:

	December 31,		
	2010	2009	2008
Commercial, financial and agricultural	38.47%	38.20%	33.67%
Real estate - construction	12.34%	18.57%	24.29%
Real estate – mortgage:			
Owner occupied commercial	19.41%	16.90%	15.20%
1-4 family mortgage	14.28%	13.71%	14.15%
Other mortgage	12.82%	9.92%	9.65%
Total real estate — mortgage	46.51%	40.53%	39.00%
Consumer	2.68%	2.70%	3.04%
Total loans	100.00%	100.00%	100.00%

The following table details maturities and sensitivity to interest rate changes for our commercial loans at December 31, 2010:

Type of Loan(1)	Due in 1 year or less	Due in 1 to 5 years	Due after 5 Years	Total
	(Dollars in Thousands)			
Commercial, financial and agricultural	$ 319,394	$ 198,665	$ 18,561	$ 536,620
Real estate – construction	146,600	25,455	—	172,055
Real estate – mortgage:				
Owner-occupied commercial	32,736	180,423	57,608	270,767
1-4 family mortgage	28,782	88,181	82,273	199,236
Other mortgage	54,365	112,866	11,562	178,793
Subtotal: Real estate-mortgage	115,883	381,470	151,443	648,796
Consumer	25,698	11,549	100	37,347
Total Loans	$ 607,575	$ 617,139	$ 170,104	$ 1,394,818
Less: allowance for loan losses				(18,077)
Net loans				$ 1,376,741
Interest rate sensitivity:				
Fixed interest rates	$ 101,095	$ 395,194	$ 69,414	$ 565,703
Floating or adjustable rates	506,480	221,945	100,690	829,115
Total	$ 607,575	$ 617,139	$ 170,104	$ 1,394,818

(1) Includes non-accrual loans.

Asset Quality

The following table presents a summary of changes in the allowances for loan losses over the past three fiscal years. Our net charge-offs as a percentage of average loans for 2010 was lower than 2009 at 0.55%, compared to 0.60%. The largest balance of our charge-offs is on real estate construction loans. Real estate construction loans represent 12.34% of our loan portfolio.

	For the Years Ended December 31,		
	2010	2009	2008
	(Dollars in Thousands)		
Allowance for loan losses:			
Beginning of year	$ 14,737	$ 10,602	$ 7,732
Charge-offs:			
Commercial, financial and agricultural	(1,667)	(2,616)	(545)
Real estate – construction	(3,488)	(3,322)	(2,264)
Real estate – mortgage:			
Owner occupied commercial	(548)	—	—
1-4 family mortgage	(1,227)	(522)	(480)
Other mortgages	—	(9)	(459)
Total real estate – mortgages	(1,775)	(531)	(939)
Consumer	(12)	(43)	(44)
Other	(266)	(164)	(74)
Total charge-offs	(7,208)	(6,676)	(3,866)
Recoveries:			
Commercial, financial and agricultural	97	—	264
Real estate – construction	53	108	—
Real estate – mortgage:			
Owner Occupied	12	—	—
1-4 family mortgage	20	3	—
Other	—	—	—
Total real estate – mortgages	32	3	—
Consumer	16	15	198
Total recoveries	198	126	462
Net charge-offs	(7,010)	(6,550)	(3,404)
Provision for loan losses charged to expense	10,350	10,685	6,274
Allowance for loan losses at end of period	$ 18,077	$ 14,737	$ 10,602

	2010	2009	2008
As a percentage of year-to-date average total loans:			
Net charge-offs	0.55%	0.60%	0.41%
Provisions for loan losses	0.81%	1.00%	0.76%
Allowance for loan losses as a percentage of:			
Year-end loans	1.30%	1.24%	1.09%
Nonperforming assets	84.82%	60.34%	52.68%

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the loan portfolio as of the balance sheet date. In assessing the adequacy of the allowance for loan losses management considers its evaluation of the loan portfolio, past due loan experience, collateral values, current economic conditions and other factors considered necessary to maintain the allowance at an adequate level. Our management feels that the allowance was adequate at December 31, 2010.

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group is in compliance with all current regulatory guidelines.

Allocation of Allowance for Loan Losses

	For the Years Ended December 31,					
	2010		2009		2008	
	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans
	(Dollars in Thousands)					
Commercial, financial and agricultural	$ 5,214	38.47%	$ 3,058	38.20%	$ 1,489	33.67%
Real estate - construction	6,373	12.34%	6,295	18.57%	5,473	24.29%
Real estate – mortgage	1,067	46.51%	1,241	40.53%	40	39.00%
Consumer	554	2.68%	1	2.70%	5	3.04%
Other	4,869	0.00%	4,142	0.00%	3,595	0.00%
Total	$ 18,077	100.00%	$ 14,737	100.00%	$ 10,602	100.00%

We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur to a level where the loan loss reserve is not sufficient to cover actual loan losses, our earnings will decrease. Additionally, we use an independent consulting firm to review our loans annually for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their usual examination process.

As of December 31, 2010, we had impaired loans of $51.5 million inclusive of nonaccrual loans, an increase of $30.0 million from $21.5 million as of December 31, 2009. We allocated $4.4 million of our allowance for loan losses at December 31, 2010 to these impaired loans. We had previous write-downs against impaired loans of $3.2 million at December 31, 2010, compared to $1.2 million at December 31, 2009. The average balance of all impaired loans in 2010 was $48.8 million. Interest income foregone for impaired loans was $510,000 for the year ended December 31, 2010, and we recognized $2.2 million of income on impaired loans for the year ended December 31, 2010. A loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the original loan agreement. Impairment does not always indicate credit loss, but provides an indication of collateral exposure based on prevailing market conditions and third-party valuations. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral-dependant. The amount of impairment, if any, and subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Our credit risk management performs verification and testing to ensure appropriate identification of impaired loans and that proper reserves are held on these loans.

Of the $51.5 million of impaired loans reported as of December 31, 2010, $28.7 million were real estate – construction loans, $3.5 million were residential real estate loans, $11.5 million were commercial and industrial loans and $5.0 million were commercial real estate loans. Of the $28.7 million of impaired real estate – construction loans, $13.9 million (a total of 21 loans with 11 builders) were residential construction loans, and $7.0 million consisted of various residential lot loans to 10 builders.

The Bank has procedures and processes in place intended to ensure that losses do not exceed the potential amounts documented in the Bank's impairment analyses and reduce potential losses in the remaining performing loans within our real estate construction portfolio. These include the following:

- We closely monitor the past due and overdraft reports on a weekly basis to identify deterioration as early as possible and the placement of identified loans on the watchlist.
- We perform extensive monthly credit review for all watchlist/classified loans, including formulation of aggressive workout or action plans. When a workout is not achievable, we move to collection/foreclosure mode to obtain control of the underlying collateral as rapidly as possible to minimize the deterioration of collateral and/or the loss of its value.

- We require updated financial information, global inventory aging and interest carry analysis for existing builders to help identify potential future loan payment problems.

- We generally limit loans for new construction to established builders and developers that have an established record of turning their inventories, and we restrict our funding of undeveloped lots and land.

Nonperforming Assets

Nonaccrual loans totaled $14.3 million, $11.9 million and $7.7 million as of December 31, 2010, 2009 and 2008, respectively. The table below summarizes our nonperforming assets at December 31, 2010, 2009 and 2008:

Nonperforming Assets

	For the Years Ended December 31,					
	2010		2009		2008	
	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans
Non-accrual loans:						
Commercial, financial and agricultural	$ 2,164	8	$ 2,032	2	-	-
Real estate - construction	10,722	24	8,100	13	$ 5,035	22
Real estate - mortgage:						
Owner-occupied commercial	635	1	909	2	237	2
1-4 family mortgage	202	1	265	2	558	1
Other mortgage	-	-	615	1	1,883	1
Total real estate - mortgage	837	2	1,789	5	2,678	5
Consumer	624	1	-	-	-	-
Total non-accrual loans	14,347	35	11,921	20	7,713	26
90+ days past due and accruing:						
Commercial, financial and agricultural	-	-	14	1	1,939	1
Real estate - construction	-	-	-	-	-	-
Real estate - mortgage:						
Owner-occupied commercial	-	-	-	-	-	-
1-4 family mortgage	-	-	253	1	-	-
Other mortgage	-	-	-	-	-	-
Total real estate - mortgage	-	-	253	1	-	-
Consumer	-	-	-	-	-	-
Total 90+ days past due and accruing	-	-	267	2	1,939	1
Total nonperforming loans	14,347	35	12,188	22	9,652	27
Plus: Other real estate owned	6,966	39	12,525	51	10,473	25
Total nonperforming assets	21,313	74	24,713	73	20,125	52

	For the Years Ended December 31,					
	2010		2009		2008	
	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans
Restructured accruing loans:						
Commercial, financial and agricultural	2,398	9	-	-	-	-
Real estate - construction	-	-	-	-	-	-
Real estate - mortgage:						
Owner-occupied commercial	-	-	845	1	-	-
1-4 family mortgage	-	-	-	-	-	-
Other mortgage	-	-	-	-	-	-
Total real estate - mortgage	-	-	845	1	-	-
Consumer	-	-	-	-	-	-
Total restructured accruing loans	2,398	9	845	1	-	-
Total nonperforming assets and restructured accruing loans	$ 23,711	83	$ 25,558	74	$ 20,125	52
Gross interest income foregone on nonaccrual loans throughout year	$ 510		$ 647		$ 735	
Interest income recognized on nonaccrual loans throughout year	$ 418		$ 310		$ 287	
Ratios:						
Nonperforming loans to total loans	1.03%		1.01%		1.02%	
Nonperforming assets to total loans plus other real estate owned	1.52%		2.02%		2.07%	
Nonperforming loans plus restructured accruing loans to total loans plus other real estate owned	1.19%		1.06%		1.00%	

The balance of nonperforming assets can fluctuate due to changes in economic conditions. We have established a policy to discontinue accruing interest on a loan (i.e., place the loan on non-accrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well collateralized and is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower's financial condition is such that the collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. Interest income on non-accrual loans is recognized only as received. If we believe that a loan will not be collected in full, we will increase the allowance for loan losses to reflect management's estimate of any potential exposure or loss. Generally, payments received on non-accrual loans are applied directly to principal.

Deposits

We rely on increasing our deposit base to fund loan and other asset growth. Each of our markets is highly competitive. We compete for local deposits by offering attractive products with premium rates. We expect to have a higher average cost of funds for local deposits than competitor banks due to our lack of an extensive branch network. Our management's strategy is to offset the higher cost of funding with a lower level of operating expense and firm pricing discipline for loan products. We have promoted electronic banking services by providing them without charge and by offering in-bank customer training. The following table presents the average balance of and average rate paid on each of the following deposit categories at the Bank level for years ended 2010, 2009 and 2008:

Types of Deposits:	Average Deposits for Years Ended December 31,					
	2010		2009		2008	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
			(Dollars in Thousands)			
Noninterest-bearing demand deposits	$207,399	—	$ 140,660	—	$ 92,451	—
Interest-bearing demand deposits	264,591	0.47%	178,232	0.90%	92,717	1.64%
Money market accounts	775,544	0.77%	704,112	1.26%	558,313	2.22%
Savings accounts	2,978	0.50%	972	0.51%	455	0.64%
Time deposits	47,026	1.76%	35,804	2.63%	19,144	3.99%
Time deposits, $100,000 and over	208,300	1.85%	182,283	2.57%	115,984	4.04%
Total deposits	$1,505,838		$ 1,242,063		$ 879,064	

The scheduled maturities of time deposits at December 31, 2010 are as follows:

Maturity	$100,000 or more	Less than $100,000	Total
		(Dollars in Thousands)	
Three months or less	$ 46,891	$ 15,939	$ 62,830
Over three through six months	38,519	7,869	46,388
Over six months through one year	55,112	14,654	69,766
Over one year	82,384	17,121	99,505
Total	$ 222,906	$ 55,583	$ 278,489

Total average deposits in 2010 were $1.51 billion, an increase of $264 million, or 21.2%, over the total average deposits of $1.24 billion in 2009. Average noninterest-bearing deposits increased by $66.7 million, or 47.4%, from $140.7 million in 2009 to $207.4 million in 2010. Average interest-bearing deposits increased by $197.0 million, from $1.10 billion in 2009 to $1.3 billion in 2010.

Total average deposits in 2009 were $1.24 billion, an increase of $363.0 million, or 41.3%, over the total average deposits of $879.1 million in 2008. Average noninterest-bearing deposits increased by $48.2 million, or 52.1%, from $92.5 million in 2008 to $140.7 million in 2009. Average interest-bearing deposits increased by $314.8 million, from $786.6 million in 2008 to $1.10 billion in 2009.

We had no brokered deposits in 2010, 2009 or 2008.

Stockholders' Equity

Stockholders' equity increased $19.5 million during 2010, to $117.1 million at December 31, 2010 from $97.6 million at December 31, 2009. The increase in stockholders' equity resulted primarily from net income of $17.4 million.

We issued to each of our directors upon the formation of the Bank in May 2005 warrants to purchase up to 10,000 shares of our common stock, or 60,000 in the aggregate, for a purchased price of $10.00 per share, expiring in ten years. These warrants became fully vested in May 2008.

We issued warrants to purchase 75,000 shares of our common stock at a price of $25.00 per share in the third quarter of 2008. These warrants were issued in connection with the trust preferred securities that are discussed in detail in Note 10 to the Consolidated Financial Statements.

We issued warrants to purchase 15,000 shares of our common stock at a price of $25.00 per share in the second quarter of 2009. These warrants were issued in connection with the sale of a $5,000,000 subordinated note of the Bank, as discussed in detail in Note 12 to the Consolidated Financial Statements.

We granted non-plan stock options to persons representing certain key business relationships to purchase up to an aggregate of 55,000 shares of our common stock at between $15.00 and $20.00 per share for 10 years. These stock options are non-qualified and are not part of our stock incentive plans. They vest 100% in a lump sum five years after their date of grant.

On October 26, 2009, we made a restricted stock award under the 2009 Stock Incentive Plan of 20,000 shares of common stock to Thomas A. Broughton III, President and Chief Executive Officer. These shares vest in five equal installments commencing on the first anniversary of the grant date, subject to earlier vesting in the event of a merger, consolidation, sale or transfer of the Company or substantially all of its assets and business.

On February 9, 2010, we made restricted stock awards under the 2009 Stock Incentive Plan of 2,000 shares of common stock to each of five employees, for a total of 10,000 shares. These shares vest five years from the date of grant, subject to earlier vesting in the event of a merger, consolidation, sale or transfer as described in the first paragraph under the table above.

Borrowed Funds

We had available approximately $140.0 million in unused federal funds lines of credit with regional banks as of December 31, 2010, subject to certain restrictions and collateral requirements.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to financial credit arrangements with off-balance sheet risk to meet the financing needs of our customers. These financial credit arrangements include commitments to extend credit beyond current fundings, credit card arrangements, standby letters of credit and financial guarantees. Those credit arrangements involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in those particular financial credit arrangements. All such credit arrangements bear interest at variable rates and we have no such credit arrangements which bear interest at fixed rates.

Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, credit card arrangements and standby letters of credit is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

The following table sets forth our credit arrangements and financial instruments whose contract amounts represent credit risk as of December 31, 2010, 2009 and 2008:

	2010	2009	2008
		(Dollars in Thousands)	
Commitments to extend credit	$538,719	$409,760	$294,502
Credit card arrangements	17,601	19,059	11,323
Standby letters of credit and financial guarantees	47,103	39,205	32,655
Total	$603,423	$468,024	$338,480

Commitments to extend credit beyond current fundings are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by us upon extension of credit is based on our management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Derivatives

Prior to 2008, we entered into an interest rate floor with a notional amount of $50 million in order to fix the minimum interest rate on a corresponding amount of our floating-rate loans. The interest rate floor was sold in January 2008 and the related gain of $817,000 was deferred and amortized to income over the remaining term of the original agreement, which terminated on June 22, 2009. A gain of $272,000 was recognized in interest income for the year ended December 31, 2009.

During 2008 the Bank entered into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. Upon entering into these swaps, the Bank entered into offsetting positions with a regional correspondent bank in order to minimize the risk to the Bank. As of December 31, 2010, the Bank was party to two swaps with notional amounts totaling approximately $11.8 million with customers, and two swaps with notional amounts totaling approximately $11.8 million with a regional correspondent bank. These swaps qualify as derivatives, but are not designated as hedging instruments.

During 2010 the Company entered into an interest rate cap with a notional value of $100 million. The cap has a strike rate of 2.00% and is indexed to the three month London Interbank Offered Rate ("LIBOR"). The cap does not qualify for hedge accounting treatment, and is marked to market, with changes in market value reflected in interest expense. For the year ended December 31, 2010, the Company reconginzed $45,000 in expense related to marking the cap to market.

The Bank has entered into agreements with secondary market investors to deliver loans on a "best efforts delivery" basis. When a rate is committed to a borrower, it is based on the best price that day and locked with our investor for our customer for a 30-day period. In the event the loan is not delivered to the investor, the Bank has no risk or exposure with the investor. The interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. The fair values of our agreements with investors and rate lock commitments to customers as of December 31, 2010 and 2009 were not material.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

Our asset liability and investment committee of the Bank, which consists of four executive officers of the Bank, is charged with monitoring our liquidity and funds position. The committee regularly reviews the rate sensitivity position on a three-month, six-month and one-year time horizon; loans-to-deposits ratios; and average maturities for certain categories of liabilities. The asset liability committee uses a computer model to analyze the maturities of rate-sensitive assets and liabilities. The model measures the "gap" which is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. Gap is also expressed as the ratio of rate-sensitive assets divided by rate-sensitive liabilities. If the ratio is greater than "one," then the dollar value of assets exceeds the dollar value of liabilities and the balance sheet is "asset sensitive." Conversely, if the value of liabilities exceeds the dollar value of assets, then the ratio is less than one and the balance sheet is "liability sensitive." Our internal policy requires our management to maintain the gap such that net interest margins will not change more than 10% if interest rates change by 100 basis points or more than 15% if interest rates change by 200 basis points. As of December 31, 2010, our gap was within such ranges. See "—Quantitative and Qualitative Analysis of Market Risk" below in Item 7A for additional information.

Liquidity and Capital Adequacy

Liquidity

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

Liquidity is managed at two levels. The first is the liquidity of the Company. The second is the liquidity of the Bank. The management of liquidity at both levels is critical, because the Company and the Bank have different funding needs and sources, and each are subject to regulatory guidelines and requirements. We are subject to general FDIC guidelines which require a minimum level of liquidity. Management believes our liquidity ratios meet or exceed these guidelines. Our management is not currently aware of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At December 31, 2010, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $508.9 million. Additionally, at such date we had available to us approximately $140.0 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements, to meet short term funding needs. On March 19, 2008, we borrowed $20.0 million from the Federal Home Loan Bank against "qualified" loans of the Bank (as defined by the FHLB). We also have approximately $5.5 million in borrowing capacity from the FHLB under a blanket pledge of our qualifying residential mortgages, consumer home equity lines of credit and second mortgage loans, and our commercial real estate loans. We believe these sources of funding are adequate to meet immediate anticipated funding needs, but we will need additional capital to maintain our current growth. Our management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

To finance our continued growth and planned expansion activities, the Bank issued its 8.25% Subordinated Note due June 1, 2016 in the principal amount of $5.0 million in a private placement on June 23, 2009. Also, in connection with a private placement and pursuant to subscription agreements effective December 31, 2008, we issued and sold 139,460 shares of our common stock for $25.00 per share in January 2009 for an aggregate purchase price of $3,479,000. In addition, on March 15 2010, we completed a private placement of $15.0 million in 6.0% Mandatory Convertible Trust Preferred Securities. In February 2011, we commenced a private placement of up to 340,000 shares of our common stock at an offering price of $30 per share, which private placement is expected to be completed later in the spring of 2011. Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits.

The following table reflects the contractual maturities of our term liabilities as of December 31, 2010. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Payments Due by Period				
Contractual Obligations (1):	Total	Less Than 1 Year	1-3 Years	More than 3 to 5 Years	More than 5 Years
	(Dollars in Thousands)				
Deposits without a stated maturity	$ 1,480,227	$ —	$ —	$ —	$ —
Certificates of deposit(2)	278,489	178,983	76,732	22,774	—
FHLB borrowings	20,000	—	20,000	—	—
Subordinated debentures	30,420	—	—	—	30,420
Subordinated note payable	4,937	—	—	—	4,937
Operating lease commitments	17,588	1,992	3,962	3,919	7,715
Total	$ 1,831,661	$180,975	$100,694	$26,693	$43,072

(1) Excludes interest.

(2) Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

Capital Adequacy

As of December 31, 2010, our most recent notification from the FDIC categorized us as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, we must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Our management believes that we are well-capitalized under the prompt corrective action provisions as of December 31, 2010. In addition, the Alabama Banking Department has required that the Bank maintain a leverage ratio of 7.00%.

The following table sets forth (i) the capital ratios required by the FDIC and the Alabama Banking Department's leverage ratio requirement to be maintained by the Bank in order to maintain "well-capitalized" status and (ii) our actual ratios of capital to total regulatory or risk-weighted assets, as of December 31, 2010.

	Well-Capitalized	Actual at December 31, 2010
Total risk-based capital	10.00 %	11.81%
Tier 1 capital	6.00 %	10.20%
Leverage ratio	5.00 %	7.77%

For a description of capital ratios see Note 16 of "Notes to Consolidated Financial Statements" for the period ending December 31, 2010.

Impact of Inflation

Our consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions' cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and likely will reduce our volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Adoption of Recent Accounting Pronouncements

New accounting standards are discussed in Note 1 the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Like all financial institutions, we are subject to market risk from changes in interest rates. Interest rate risk is inherent in the balance sheet due to the mismatch between the maturities of rate-sensitive assets and rate-sensitive liabilities. If rates are rising, and the level of rate-sensitive liabilities exceeds the level of rate-sensitive assets, the net interest margin will be negatively impacted. Conversely, if rates are falling, and the level of rate-sensitive liabilities is greater than the level of rate-sensitive assets, the impact on the net interest margin will be favorable. Managing interest rate risk is further complicated by the fact that all rates do not change at the same pace, in other words, short term rates may be rising while longer term rates remain stable. In addition, different types of rate-sensitive assets and rate-sensitive liabilities react differently to changes in rates.

To manage interest rate risk, we must take a position on the expected future trend of interest rates. Rates may rise, fall, or remain the same. Our asset liability committee develops its view of future rate trends and strives to manage rate risk within a targeted range by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet. Our annual budget reflects the anticipated rate environment for the next twelve months. The asset liability committee conducts a quarterly analysis of the rate sensitivity position and reports its results to our board of directors.

The asset liability committee employs multiple modeling scenarios to analyze the maturities of rate-sensitive assets and liabilities. The model measures the "gap" which is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. The gap is also expressed as the ratio of rate-sensitive assets divided by rate-sensitive liabilities. If the ratio is greater than "one", the dollar value of assets exceeds the dollar value of liabilities; the balance sheet is "asset sensitive". Conversely, if the value of liabilities exceeds the value of assets, the ratio is less than one and the balance sheet is "liability sensitive". Our internal policy requires management to maintain the gap such that net interest margins will not change more than 10% if interest rates change 100 basis points or more than 15% if interest rates change 200 basis points. As of December 31, 2010, our gap was within such ranges.

The model measures scheduled maturities in periods of three months, four to twelve months, one to five years and over five years. The chart below illustrates our rate-sensitive position at December 31, 2010. Management uses the one year gap as the appropriate time period for setting strategy.

Rate Sensitivity Gap Analysis

	0-3 Months	4-12 Months	1-5 Years	Over 5 years	Total
	(Dollars in Thousands)				
Interest-earning assets:					
Loans	$ 895,434	$ 175,963	$ 287,936	$ 43,360	$ 1,402,693
Securities	11,027	12,221	116,356	146,099	285,703
Federal funds sold	246	—	—	—	246
Interest-bearing balances with banks	204,278	—	—	—	204,278
Total interest-earning assets	$1,110,985	$ 188,184	$ 404,292	$ 189,459	$ 1,892,920
Interest-bearing liabilities:					
Deposits:					
Interest checking	$ 381,169	$ —	$ —	$ —	$ 381,169
Money market and savings	848,568	—	—	—	848,568
Time deposits	62,830	116,154	99,505	—	278,489
Other borrowings	—	—	20,000	4,937	24,937
Trust preferred securities	—	—	15,050	15,370	30,420
Total interest-bearing liabilities	$1,292,567	$ 116,154	$ 134,555	20,307	$ 1,563,583
Interest sensitivity gap	$ (181,582)	$ 72,030	$ 269,737	$ 169,152	$ 329,337
Cumulative sensitivity gap	$ (181,582)	$ (109,552)	$ 160,185	$ 329,337	
Percent of cumulative sensitivity gap to total interest-earning assets	(16.3)%	(8.4)%	9.4%	17.4%	

The interest rate risk model that defines the gap position also performs a "rate shock" test of the balance sheet. The rate shock procedure measures the impact on the economic value of equity (EVE) which is a measure of long term interest rate risk. EVE is the difference between the market value of our assets and the liabilities and is our liquidation value. In this analysis, the model calculates the discounted cash flow or market value of each category on the balance sheet. The percent change in EVE is a measure of the volatility of risk. Regulatory guidelines specify a maximum change of 30% for a 200 basis points rate change. Short term rates dropped to historical low levels during 2009 and remained at those low levels through 2010. We could not assume further drops in interest rates in our model, and as a result feel the down rate shock scenarios are not meaningful. At December 31, 2010, the percent change at plus 200 basis points is within the regulatory guideline range at (7.4)%.

The chart below identifies the EVE impact of an upward shift in rates of 100 and 200 basis points.

Economic Value of Equity Under Rate Shock at December 31, 2010

Rate Change	0bps	+100bps	+200bps
Economic value of equity	$ 117,100	$ 112,533	$ 108,435
Actual dollar change		$(4,567)	$ (8,665)
Percent change		-3.90%	-7.40%

The one year gap ratio of (8.4)% indicates that we would show an increase in net interest income in a falling rate environment, and the EVE rate shock shows that the EVE would decline in a rising rate environment. The EVE simulation model is a static model which provides information only at a certain point in time. For example, in a rising rate environment, the model does not take into account actions which management might take to change the impact of rising rates on us. Given that limitation, it is still useful in assessing the impact of an unanticipated movement in interest rates.

The above analysis may not on its own be an entirely accurate indicator of how net interest income or EVE will be affected by changes in interest rates. Income associated with interest earning assets and costs associated with interest bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. Our asset liability committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet and conducts a quarterly analysis of the rate sensitivity position. The results of the analysis are reported to our board of directors.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements and supplementary data required by Regulations S-X and by Item 302 of Regulation S-K are set forth in the pages listed below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ServisFirst Bancshares, Inc.
Birmingham, Alabama

We have audited the accompanying consolidated balance sheets of ServisFirst Bancshares, Inc., as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ServisFirst Bancshares, Inc. as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended, December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ServisFirst Bancshares, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2011, expressed an unqualified opinion thereon.



Birmingham, Alabama
March 8, 2011

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of the Management of ServisFirst Bancshares, Inc. (the "Company"), are responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

All internal controls systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements in the Company's financial statements, including the possibility of circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control—Integrated Framework. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2010, based on these criteria.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on the following page.

SERVISFIRST BANCSHARES, INC.

by /s/ THOMAS A. BROUGHTON, III
THOMAS A. BROUGHTON, III
President and Chief Executive Officer

by /s/ WILLIAM M. FOSHEE
WILLIAM M. FOSHEE
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ServisFirst Bancshares, Inc.
Birmingham, Alabama

We have audited ServisFirst Bancshares, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ServisFirst Bancshares, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ServisFirst Bancshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ServisFirst Bancshares, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of ServisFirst Bancshares, Inc. and our report dated March 8, 2011, expressed an unqualified opinion.



Birmingham, Alabama
March 8, 2011

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2010 AND 2009
(In thousands, except share and per share amounts)

	2010	2009
ASSETS		
Cash and due from banks	$ 27,454	$ 26,982
Interest-bearing balances due from depository institutions	204,278	48,544
Federal funds sold	246	680
Cash and cash equivalents	231,978	76,206
Debt securities:		
Available for sale	276,959	255,453
Held to maturity	5,234	645
Restricted equity securities	3,510	3,241
Mortgage loans held for sale	7,875	6,202
Loans	1,394,818	1,207,084
Less allowance for loan losses	(18,077)	(14,737)
Loans, net	1,376,741	1,192,347
Premises and equipment, net	4,450	5,088
Accrued interest and dividends receivable	6,990	6,200
Deferred tax assets	6,366	4,872
Other real estate owned	6,966	12,525
Other assets	8,097	10,718
Total assets	$ 1,935,166	$ 1,573,497
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 250,490	$ 211,307
Interest-bearing	1,508,226	1,221,048
Total deposits	1,758,716	1,432,355
Other borrowings	24,937	24,922
Trust preferred securities	30,420	15,228
Accrued interest payable	898	1,026
Other liabilities	3,095	2,344
Total liabilities	1,818,066	1,475,875
Stockholders' equity:		
Common stock, par value $.001 per share; 15,000,000 shares authorized; 5,527,482 shares issued and outstanding at December 31, 2010 and 5,513,482 shares issued and outstanding at December 31, 2009	6	6
Preferred stock, par value $.001 per share; 1,000,000 shares authorized; no shares outstanding	-	-
Additional paid-in capital	75,914	75,078
Retained earnings	38,343	20,965
Accumulated other comprehensive income	2,837	1,573
Total stockholders' equity	117,100	97,622
Total liabilities and stockholders' equity	$ 1,935,166	$ 1,573,497

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share amounts)

	2010	2009	2008
Interest income:			
Interest and fees on loans	$ 69,115	$ 55,890	$ 49,997
Taxable securities	6,482	4,516	3,840
Nontaxable securities	2,274	1,500	917
Federal funds sold	104	257	548
Other interest and dividends	171	34	148
Total interest income	78,146	62,197	55,450
Interest expense:			
Deposits	11,941	16,087	19,375
Borrowed funds	3,319	2,250	1,099
Total interest expense	15,260	18,337	20,474
Net interest income	62,886	43,860	34,976
Provision for loan losses	10,350	10,685	6,274
Net interest income after provision for loan losses	52,536	33,175	28,702
Noninterest income:			
Service charges on deposit accounts	2,316	1,631	1,270
Securities gains	108	193	-
Other operating income	2,745	2,589	1,434
Total noninterest income	5,169	4,413	2,704
Noninterest expenses:			
Salaries and employee benefits	14,669	13,581	10,552
Equipment and occupancy expense	3,184	2,749	2,157
Professional services	925	848	986
Other operating expenses	12,191	11,752	6,881
Total noninterest expenses	30,969	28,930	20,576
Income before income taxes	26,736	8,658	10,830
Provision for income taxes	9,358	2,780	3,825
Net income	$ 17,378	$ 5,878	$ 7,005
Basic earnings per share	$ 3.15	$ 1.07	$ 1.37
Diluted earnings per share	$ 2.84	$ 1.02	$ 1.31

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands)

	2010	2009	2008
Net income	$ 17,378	$ 5,878	$ 7,005
Other comprehensive income (loss), net of tax (benefit):			
Unrealized holding gains arising during period from securities available for sale, net of tax of $755, $472 and $131 for 2010, 2009 and 2008, respectively	1,334	918	254
Reclassification adjustment for net gains on sale of securities in net income, net of tax of $39 and $65 for 2010 and 2009, respectively	(70)	(128)	-
Unrealized holding gains arising during period from derivative, net of tax of $23	-	-	67
Reclassification adjustment for net gains realized on derivatives in net income, net of tax benefit of $93 and $184 for 2009 and 2008, respectively	-	(179)	(360)
Other comprehensive income (loss), net of tax (benefit)	1,264	611	(39)
Comprehensive income	$ 18,642	$ 6,489	$ 6,966

See Notes to Consolidated Financial Statements

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands, except share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2007	$ 5	$ 63,159	$ 8,082	$ 1,001	$ 72,247
Sale of 260,540 shares	-	6,474	-	-	6,474
Other comprehensive loss	-	-	-	(39)	(39)
Stock based compensation expense	-	671	-	-	671
Issuance of warrants related to subordinated notes payable	-	425	-	-	425
Net income	-	-	7,005	-	7,005
Balance, December 31, 2008	5	70,729	15,087	962	86,783
Sale of 139,460 shares	1	3,478	-	-	3,479
Other comprehensive income	-	-	-	611	611
Stock based compensation expense	-	785	-	-	785
Issuance of warrants related to subordinated notes payable	-	86	-	-	86
Net income	-	-	5,878	-	5,878
Balance, December 31, 2009	6	75,078	20,965	1,573	97,622
Other comprehensive income	-	-	-	1,264	1,264
Exercise of stock options, including tax benefit	-	123	-	-	123
Stock-based compensation expense	-	713	-	-	713
Net income	-	-	17,378	-	17,378
Balance, December 31, 2010	$ 6	$ 75,914	$ 38,343	$ 2,837	$ 117,100

See Notes to Consolidated Financial Statements

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands)

	2010	2009	2008
OPERATING ACTIVITIES			
Net income	$ 17,378	$ 5,878	$ 7,005
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax benefit	(2,212)	(1,601)	(1,237)
Provision for loan losses	10,350	10,685	6,274
Depreciation and amortization	1,066	1,087	926
Net amortization (accretion) of investments	823	(318)	(320)
Amortized gain on derivative	-	(272)	(544)
Market value adjustment of interest rate cap	45	-	-
Increase in accrued interest and dividends receivable	(790)	(2,174)	(77)
Stock compensation expense	713	785	671
(Decrease) increase in accrued interest payable	(128)	(254)	498
Proceeds from sale of mortgage loans held for sale	172,586	196,400	79,751
Originations of mortgage loans held for sale	(175,046)	(201,143)	(81,025)
Gain on sale of securities available for sale	(108)	(193)	-
Net loss on sale of other real estate owned	203	441	180
Write down of other real estate owned	1,051	1,802	1,289
Decrease (increase) in special prepaid FDIC insurance assessments	2,538	(7,850)	-
Net change in other assets, liabilities, and other operating activities	1,106	(810)	(1,193)
Net cash provided by operating activities	29,575	2,463	12,198
INVESTMENT ACTIVITIES			
Purchase of securities available for sale	(84,425)	(200,558)	(23,825)
Proceeds from maturities, calls and paydowns of securities available for sale	31,889	16,585	9,434
Purchase of securities held to maturity	(4,589)	(645)	-
Increase in loans	(197,572)	(253,172)	(308,944)
Purchase of premises and equipment	(428)	(2,294)	(817)
Purchase of restricted equity securities	(269)	(582)	(1,457)
Purchase of interest rate cap	(160)	-	-
Proceeds from sale of securities available for sale	32,297	32,567	-
Proceeds from sale of interest rate floor	-	-	1,000
Proceeds from tenant reimbursement	-	-	183
Proceeds from sale of other real estate owned and repossessions	7,995	6,314	4,111
Additions to other real estate owned	(75)	(905)	(1,424)
Net cash used in investing activities	(215,337)	(402,690)	(321,739)

FINANCING ACTIVITIES			
Net increase in noninterest-bearing deposits	39,183	89,848	36,441
Net increase in interest-bearing deposits	287,178	305,188	238,195
Proceeds from issuance of trust preferred securities	15,050	-	15,000
Proceeds from other borrowings	-	5,000	20,317
Repayment of other borrowings	-	-	(390)
Proceeds from sale of stock, net	-	3,479	6,474
Proceeds from exercise of stock options	123	-	-
Net cash provided by financing activities	341,534	403,515	316,037
Net increase in cash and cash equivalents	155,772	3,288	6,496
Cash and cash equivalents at beginning of year	76,206	72,918	66,422
Cash and cash equivalents at end of year	$ 231,978	$ 76,206	$ 72,918
SUPPLEMENTAL DISCLOSURE			
Cash paid for:			
Interest	$ 15,388	$ 18,591	$ 19,976
Income taxes	6,958	4,317	4,169
NONCASH TRANSACTIONS			
Transfers of loans from held for sale to held for investment	$ 787	$ 1,861	$ -
Other real estate acquired in settlement of loans	5,372	10,198	13,650
Internally financed sales of other real estate owned	1,757	566	-

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ServisFirst Bancshares, Inc. (the "Company") was formed on August 16, 2007 and is a bank holding company whose business is conducted by its wholly-owned subsidiary ServisFirst Bank (the "Bank"). The Bank is headquartered in Birmingham, Alabama, and provides a full range of banking services to individual and corporate customers throughout the Birmingham market since opening for business in May 2005. In addition, the Bank entered the Huntsville, Alabama market in 2006, the Montgomery, Alabama market in 2007 and the Dothan, Alabama market in 2008.

Basis of Presentation and Accounting Estimates

To prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, valuation of foreclosed real estate, deferred taxes, and fair values of financial instruments are particularly subject to change. All numbers are in thousands except share and per share data.

Cash, Due from Banks, Interest-Bearing Balances due from Financial Institutions

Cash and due from banks includes cash on hand, cash items in process of collection, amounts due from banks and interest bearing balances due from financial institutions. For purposes of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans, mortgage loans held for sale, federal funds sold, and deposits are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. The total of those reserve balances was approximately $5,456,000 at December 31, 2010 and $8,009,000 at December 31, 2009.

Investment Securities

Securities are classified as available-for-sale when they might be sold before maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are reported at amortized cost. In determining the existence of other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investments in Restricted Equity Securities Carried at Cost

Investments in restricted equity securities without a readily determinable market value are carried at cost.

Loans

Loans are reported at unpaid principal balances, less unearned fees and the allowance for loan losses. Interest on all loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans. Interest income on nonaccrual loans is recognized on a cash basis or cost recovery basis until the loan is returned to accrual status. Loan fees, net of direct costs, are reflected as an adjustment to the yield of the related loan over the term of the loan. The Company does not have a concentration of loans to any one industry or geographic market.

Mortgage Loans Held for Sale

The Company classifies certain residential mortgage loans as held for sale. Typically mortgage loans held for sale are sold to a third party investor within a very short time period and are sold without recourse. Net fees earned from this banking service are recorded in noninterest income.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for losses on loans. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property's new basis. Any write downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in other operating expenses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets (3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the improvements.

Derivatives and Hedging Activities

As part of its overall interest rate risk management, the Company uses derivative instruments, which can include interest rate swaps, caps, and floors. FASB ASC 815-10, Derivatives and Hedging, requires all derivative instruments to be carried at fair value on the balance sheet. This accounting standard provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under this accounting standard.

The Company designates the derivative on the date the derivative contract is entered into as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a "fair-value" hedge) or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash-flow" hedge). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of the changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash-flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). The remaining gain or loss on the derivative, if any, in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in earnings.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives and Hedging Activities (Continued)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assessed, both at the hedge's inception and on an ongoing basis (if the hedges do not qualify for short-cut accounting), whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is re-designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively and the derivative will continue to be carried on the balance sheet at its fair value with all changes in fair value being recorded in earnings but with no offsetting being recorded on the hedged item or in other comprehensive income for cash flow hedges.

The Company uses derivatives to hedge interest rate exposures associated with mortgage loans held for sale and mortgage loans in process. The Company regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Company's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Company regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Company's forward contract and rate lock commitments to customers as of December 31, 2010 and 2009 were not material and have not been recorded.

During 2008 the Company entered into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. Upon entering into these swaps, the Company entered into offsetting positions with a regional correspondent bank in order to minimize the risk to the Company. As of December 31, 2010, the Company was party to two swaps with notional amounts totaling approximately $11.8 million with customers, and two swaps with notional amounts totaling approximately $11.8 million with a regional correspondent bank. These swaps qualify as derivatives, but are not designated as hedging instruments.

During 2010 the Company entered into an interest rate cap with a notional value of $100 million. The cap has a strike rate of 2.00% and is indexed to the three month London Interbank Offered Rate ("LIBOR"). The cap does not qualify for hedge accounting treatment, and is marked to market, with changes in market value reflected in interest expense.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock-Based Compensation

At December 31, 2010, the Company had two stock-based employee compensation plans for grants of options to key employees. These plans have been accounted for under the provisions of FASB ASC 718-10, Compensation – Stock Compensation. The stock-based employee compensation plans are more fully described in Note 14.

Earnings per Common Share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants.

Loan Commitments and Related Financial Instruments

Financial instruments, which include credit card arrangements, commitments to make loans, and standby letters of credit, are issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments such as stand-by letters of credit are considered financial guarantees in accordance with FASB ASC 460-10. The fair value of these financial guarantees is not material.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 23. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Accumulated comprehensive income (loss), which is recognized as a separate component of equity, includes unrealized gains and losses on securities available for sale as well as the interest rate floor contract that qualified for cash flow hedge accounting.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2010, 2009 and 2008 was $313,000, $276,000 and $318,000, respectively.

Adoption of Recent Accounting Pronouncements

During December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16 – *"Loans and Debt Securities Acquired with Deteriorated Credit Quality".* The ASU amends Accounting Standards Codification (ASC) Subtopic 310 to clarify that modifications of loans that are accounted for within a pool, as defined by Subtopic 310-30, do not result in the removal of these loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. The amendments do not include loans not accounted for within pools. Loans accounted for on an individual basis continue to be subject to the troubled debt restructuring accounting provisions with ASC 310-40 *Troubled Debt Restructurings by Creditors.* The Company adopted the provisions of this ASU during the third quarter 2010. This amendment did not have a material impact on the Company's consolidated financial statements.

During January 2010, the FASB issued ASU 2010-06 – *"Improving Disclosures About Fair Value Measurements",* which added disclosure requirements about transfers in and out of Levels 1 and 2, clarified existing fair value disclosure requirements about the appropriate level of disaggregation, and clarified that a description of valuation techniques and inputs used to measure fair value was required for recurring and nonrecurring Level 2 and 3 fair value measurements. The Company adopted these provisions of the ASU in preparing the Consolidated Financial Statements for the period ended September 30, 2010. The adoption of these provisions of this ASU, which was subsequently codified into Accounting Standards Codification Topic 820, "*Fair Value Measurements and Disclosures*," only affected the disclosure requirements for fair value measurements and as a result had no impact on the Company's consolidated financial statements. See Note 8 to the Consolidated Financial Statements for the disclosures required by this ASU.

This ASU also requires that Level 3 activity about purchases, sales, issuances, and settlements of assets measured at fair value on a recurring basis be presented on a gross basis rather than as a net number, as currently permitted. This provision of the ASU is effective for the Company's reporting period ending June 30, 2011. As this provision amends only the disclosure requirements for fair value measurements, the adoption will have no impact on the Company's consolidated financial statements.

During February 2010, the FASB updated ASU No. 2010-09, *Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements.* This guidance amends FASB ASC Topic 855, *Subsequent Events*, so that issuers filing periodic reports with the Securities and Exchange Commission ("SEC filers") no longer are required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. SEC filers must evaluate subsequent events through the date the financial statements are issued.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of Recent Accounting Pronouncements (Continued)

During July 2010, the FASB issued ASU No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* This guidance requires disclosures regarding loans and the allowance for loan losses that are disaggregated by portfolio segment and class of financing receivable. Required enhancements to current disclosures include a rollforward of the allowance for loans losses by portfolio segment, with the ending balance broken out by basis of impairment method, as well as the recorded investment in the respective loans. Nonaccrual and impaired loans by class must also be shown. Disclosure requirements also include: 1) credit quality indicators by class, 2) aging of past due loans by class, 3) troubled debt restructurings ("TDRs") by class and their effect on the allowance for loan losses, 4) defaults on TDRs by class and their effect on the allowance for loan losses, and 5) significant purchases and sales of loans disaggregated by portfolio segment. This guidance is effective for interim and annual reporting periods ending on or after December 15, 2010, for end of period disclosures. Activity related disclosures are required for interim and annual reporting periods beginning on or after December 15, 2010. While impacting its disclosures, this ASU will not have an impact on the Company's consolidated financial statements.

NOTE 2. INVESTMENT SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
		(In Thousands)		
December 31, 2010:				
Securities Available for Sale				
U.S. Treasury and government agencies	$ 90,631	$ 1,887	$ (224)	$ 92,294
Mortgage-backed securities	101,709	2,783	(268)	104,224
State and municipal securities	78,241	1,076	(1,051)	78,266
Corporate debt	2,013	162	-	2,175
Total	$ 272,594	$ 5,908	$ (1,543)	$ 276,959
Securities Held to Maturity				
State and municipal securities	$ 5,234	$ -	$ (271)	4,963
Total	$ 5,234	$ -	$ (271)	$ 4,963
December 31, 2009:				
Securities Available for Sale				
U.S. Treasury and government agencies	$ 92,368	$ 412	$ (453)	$ 92,327
Mortgage-backed securities	99,608	2,717	(625)	101,700
State and municipal securities	58,090	876	(567)	58,399
Corporate debt	3,004	36	(13)	3,027
Total	$ 253,070	$ 4,041	$ (1,658)	$ 255,453
Securities Held to Maturity				
State and municipal securities	$ 645	$ 1	$ (3)	$ 643
Total	$ 645	$ 1	$ (3)	$ 643

NOTE 2. INVESTMENT SECURITIES (Continued)

All mortgage-backed securities are with government sponsored enterprises (GSEs) such as Federal National Mortgage Association, Government National Mortgage Association, Federal Home Loan Bank, and Federal Home Loan Mortgage Corporation.

At year-end 2010 and 2009, there were no holdings of securities of any issuer, other than the U.S. Government and its agencies, in an amount greater that 10% of stockholders' equity.

The amortized cost and fair value of securities as of December 31, 2010 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Securities available for sale		
Due within one year	$ 165	$ 167
Due from one to five years	67,760	68,471
Due from five to ten years	84,577	85,712
Due after ten years	18,383	18,385
Mortgage-backed securities	101,709	104,224
	$ 272,594	$ 276,959
Securities held to maturity		
Due after ten years	$ 5,234	$ 4,963
	$ 5,234	$ 4,963

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2010 and 2009. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value on these securities is attributable to changes in market interest rates and not credit quality of the issuer.

NOTE 2. INVESTMENT SECURITIES (Continued)

	Less Than Twelve Months		Twelve Months or More	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2010:				
U.S. Treasury and government agencies	$ (224)	$ 24,217	$ -	$ -
Mortgage-backed securities	(268)	16,417	-	-
State and municipal securities	(1,034)	33,282	(288)	3,674
Corporate debt	-	-	-	-
	$ (1,526)	$ 73,916	$ (288)	$ 3,674
December 31, 2009:				
U.S. Treasury and government agencies	$ (437)	$ 42,836	$ -	$ -
Mortgage-backed securities	(625)	44,993	-	-
State and municipal securities	(569)	20,479	-	-
Corporate debt	(17)	2,074	(13)	986
	$ (1,648)	$ 110,382	$ (13)	$ 986

At December 31, 2010, 18 of the Company's 430 debt securities were in an unrealized loss position for more than 12 months. The Company does not believe this unrealized loss is "other than temporary" since it has the ability and intent to hold the investment for a period of time sufficient to allow for a recovery in market value, and it is not probable that the Company will be unable to collect all of the amounts contractually due. The Company has not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities.

During 2010, nine government agency bonds with an amortized cost of $31,189,000 and one corporate bond with an amortized cost of $1,000,000 were sold with total recognized gain on sale of $108,000. During 2009, two corporate bonds with an amortized cost of $2,040,000 and three government agency bonds with an amortized cost of $30,334,000 were sold with total recognized gain on sale of $193,000. There were no losses on the sale of securities during 2010, 2009 or 2008. There were no sales of securities during 2008.

The carrying value of investment securities pledged to secure public funds on deposits and for other purposes as required by law as of December 31, 2010 and 2009 was $111,347,000 and $117,377,000, respectively.

Restricted equity securities include (1) a restricted investment in Federal Home Loan Bank stock for membership requirement and to secure available lines of credit, and (2) an investment in First National Bankers Bank stock. The amount of investment in the Federal Home Loan Bank stock was $3,260,000 and $2,991,000 at December 31, 2010 and 2009, respectively. The amount of investment in the First National Bankers Bank stock was $250,000 at December 31, 2010 and 2009.

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Commercial, financial and agricultural	$ 536,152	$ 461,140
Real estate - construction	172,055	224,178
Real estate - mortgage	648,796	489,244
Consumer	37,347	32,574
	1,394,350	1,207,136
Allowance for loan losses	(18,077)	(14,737)
Net unamortized loan origination fees	468	(52)
Loans, net	$ 1,376,741	$ 1,192,347

Changes in the allowance for loan losses are as follows:

	Years Ended December 31, 2010	2009	2008
		(In Thousands)	
Balance, beginning of year	$ 14,737	$ 10,602	$ 7,732
Loans charged off	(7,208)	(6,676)	(3,866)
Recoveries	198	126	462
Provision for loan losses	10,350	10,685	6,274
Balance, end of year	$ 18,077	$ 14,737	$ 10,602

Loans by credit quality indicator as of December 31, 2010 are as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial and agricultural	$ 508,376	$ 14,209	$ 14,035	$ -	$ 536,620
Real estate - construction	126,200	17,145	28,710	-	172,055
Real estate - mortgage:					
Owner occupied commercial	256,638	6,251	7,878	-	270,767
1-4 family mortgage	193,365	1,072	4,799	-	199,236
other mortgage	175,815	562	2,416	-	178,793
Total real estate mortgage	625,818	7,885	15,093	-	648,796
Consumer	36,090	-	1,257	-	37,347
Total	$ 1,296,484	$ 39,239	$ 59,095	$ -	$ 1,394,818

NOTE 3. LOANS (Continued)

Loans by performance status as of December 31, 2010 are as follows:

	Performing	Nonperforming	Total
Commercial, financial and agricultural	$ 534,456	$ 2,164	$ 536,620
Real estate - construction	161,333	10,722	172,055
Real estate - mortgage:			
Owner occupied commercial	270,131	636	270,767
1-4 family mortgage	199,035	201	199,236
other mortgage	178,793	-	178,793
Total real estate mortgage	647,959	837	648,796
Consumer	36,723	624	37,347
Total	$ 1,380,471	$ 14,347	$ 1,394,818

Loans by past due status as of December 31, 2010 are as follows:

	Past Due Status (Accruing Loans)						
	30-59 Days	60-89 Days	90+ Days	Total Past Due	Non-Accrual	Current	Total Loans
Commercial, financial and agricultural	$ 205	$ 575	$ -	$ 780	$ 2,164	$ 533,676	$ 536,620
Real estate - construction	-	-	-	-	10,722	161,333	172,055
Real estate - mortgage:							
Owner-occupied commercial	134	-	-	134	636	269,997	270,767
1-4 family mortgage	125	-	-	125	201	198,910	199,236
Other mortgage	-	-	-	-	-	178,793	178,793
Total real estate - mortgage	259	-	-	259	837	647,700	648,796
Consumer	13	-	-	13	624	36,710	37,347
Total	$ 477	$ 575	$ -	$ 1,052	$ 14,347	$ 1,379,419	$ 1,394,818

NOTE 3. LOANS (Continued)

Impaired loans as of December 31, 2010 are as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized in Year
With no allowance recorded:					
Commercial, financial and agricultural	$ 2,345	$ 2,930	$ -	$ 2,909	$ 129
Real estate - construction	10,532	12,705	-	11,799	351
Real estate - mortgage:					
Owner-occupied commercial	1,614	1,801	-	1,668	123
1-4 family mortgage	511	511	-	462	16
Other mortgage	1,817	1,817	-	1,021	66
Total real estate - mortgage	3,942	4,129	-	3,151	205
Consumer	289	289	-	223	12
Total with no allowance recorded	17,108	20,053	-	18,082	697
With an allowance recorded:					
Commercial, financial and agricultural	9,190	9,190	1,602	8,881	449
Real estate - construction	18,178	18,428	1,855	18,136	643
Real estate - mortgage:					
Owner-occupied commercial	3,373	3,373	55	3,393	208
1-4 family mortgage	2,995	2,995	360	3,025	154
Other mortgage	-	-	-	-	-
Total real estate - mortgage	6,368	6,368	415	6,418	362
Consumer	704	704	554	625	37
Total with allowance recorded	34,440	34,690	4,426	34,060	1,491
Total I impaired loans					
Commercial, financial and agricultural	11,535	12,120	1,602	11,790	578
Real estate - construction	28,710	31,133	1,855	29,935	994
Real estate - mortgage:					
Owner-occupied commercial	4,987	5,174	55	5,061	332
1-4 family mortgage	3,506	3,506	360	3,487	170
Other mortgage	1,817	1,817	-	1,021	66
Total real estate - mortgage	10,311	10,497	415	9,569	567
Consumer	993	993	554	848	49
Total impaired loans	$ 51,549	$ 54,743	$ 4,426	$ 52,142	$ 2,188

The recorded investment in impaired loans was $21.4 million at December 31, 2009. The allowance allocated to impaired loans totaled $3.1 million at December 31, 2009. The average amount of impaired loans was $21.8 million during 2009 and $11.2 million during 2008. Interest income recognized on impaired loans was $584,000 and $404,000 for 2009 and 2008, respectively.

NOTE 3. LOANS (Continued)

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2010 and 2009 are as follows:

	Years Ended December 31,	
	2010	2009
	(In Thousands)	
Balance, beginning of year	$ 8,469	$ 15,934
Advances	9,471	5,174
Repayments	(11,115)	(12,639)
Balance, end of year	$ 6,825	$ 8,469

NOTE 4. FORECLOSED PROPERTIES

Other real estate and certain other assets acquired in foreclosure are carried at the lower of the recorded investment in the loan or fair value less estimated costs to sell the property.

An analysis of foreclosed properties for the years ended December 31, 2010, 2009 and 2008 follows:

	2010	2009	2008
Balance at beginning of year	$ 12,525	$ 10,473	$ 1,623
Transfers from loans and capitalized expenses	5,447	11,103	15,074
Foreclosed properties sold	(7,995)	(6,314)	(4,111)
Writedowns and partial liquidations	(3,011)	(2,737)	(2,113)
Balance at end of year	$ 6,966	$ 12,525	$ 10,473

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2010	2009
	(In Thousands)	
Furniture and equipment	$ 4,441	$ 4,079
Leasehold improvements	3,920	3,882
	8,361	7,961
Accumulated depreciation	(3,911)	(2,873)
	$ 4,450	$ 5,088

The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2010, 2009 and 2008 were $1,066,000, $1,087,000 and $926,000, respectively.

NOTE 5. PREMISES AND EQUIPMENT (Continued)

The Company leases land and building space under non-cancellable operating leases. Future minimum lease payments under non-cancellable operating leases are summarized as follows:

	(In Thousands)
2011	$ 1,992
2012	2,050
2013	1,912
2014	1,945
2015	1,974
Thereafter	7,715
	$ 17,588

For the years ended December 31, 2010, 2009 and 2008, annual rental expense on operating leases was $1,734,000, $1,447,000 and $1,009,000, respectively.

NOTE 6. VARIABLE INTEREST ENTITIES (VIEs)

The Company utilizes special purpose entities (SPEs) that constitute investments in limited partnerships that undertake certain development projects to achieve federal and state tax credits. These SPEs are typically structured as VIEs and are thus subject to consolidation by the reporting enterprise that absorbs the majority of the economic risks and rewards of the VIE. To determine whether it must consolidate a VIE, the Company analyzes the design of the VIE to identify the sources of variability within the VIE, including an assessment of the nature of risks created by the assets and other contractual obligations of the VIE, and determines whether it will absorb a majority of that variability.

The Company has invested in a limited partnership for which it determined is not the primary beneficiary, and which thus are not subject to consolidation by the company. The Company reports its investment in this partnership at its net realizable value, estimated to be the discounted value of the remaining amount of tax credits to be received. The amount recorded as investment in this partnership at December 31, 2010 was $699,000.

On December 31, 2009, the Company entered into a limited partnership as funding investor. The partnership is a single purpose entity that is lending money to a real estate investor for the purpose of acquiring and operating a multi-tenant office building. The investment qualifies for New Market Tax Credits under Internal Revenue Code Section 45D, as amended. The Company has determined that it is the primary beneficiary of the economic risks and rewards of the VIE, and thus has consolidated the partnership's assets and liabilities into its consolidated financial statements. The amount recorded as an investment in this partnership at December 31, 2010 was $3,578,000, of which $2,270,000 is included in loans of the Company.

NOTE 7. DEPOSITS

Deposits at December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Noninterest-bearing demand	$ 250,490	$ 211,307
Interest-bearing checking	1,224,244	965,661
Savings	5,493	1,453
Time	55,583	43,513
Time, $100,000 and over	222,906	210,421
	$ 1,758,716	$ 1,432,355

The scheduled maturities of time deposits at December 31, 2010 were as follows:

	(In Thousands)
2011	$ 178,984
2012	40,565
2013	36,167
2014	15,521
2015	7,252
	$ 278,489

At December 31, 2010 and 2009, overdraft deposits reclassified to loans were $1,111,000 and $471,000, respectively.

NOTE 8. FEDERAL FUNDS PURCHASED

At December 31, 2010, the Company had available lines of credit totaling approximately $130 million with various financial institutions for borrowing on a short-term basis, with no amount outstanding. These lines are subject to annual renewals with varying interest rates.

NOTE 9. OTHER BORROWINGS

At December 31, 2010 and 2009, the composition of other borrowings is as follows:

	2010		2009	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
FHLB Advances:				
Fixed rate, due 2012 and 2013	$ 20,000	3.13 %	$ 20,000	3.13 %
Subordinated notes payable	4,937	8.25	4,922	8.25
Total other borrowings	$ 24,937	4.14 %	$ 24,922	4.14 %

NOTE 9. OTHER BORROWINGS (Continued)

Other borrowings as of December 31, 2010 consist of two Federal Home Loan Bank advances in the amount of $10 million each. One has a maturity of March 19, 2012, and the other has a maturity of March 19, 2013.

The Company has pledged certain qualifying mortgage loans with an aggregate carrying value of $24.8 million as collateral under the borrowing agreement with the FHLB. The Company has borrowing capacity with the FHLB of Atlanta totaling $4.8 million at December 31, 2010.

NOTE 10. SUBORDINATED DEFERRABLE INTEREST DEBENTURES

On September 2, 2008, ServisFirst Capital Trust I, a subsidiary of the Company (the "Trust"), sold 15,000 shares of its 8.5% trust preferred securities to accredited investors for $15,000,000 or $1,000 per share and 463,918 shares of its common securities to the Company for $463,918 or $1.00 per share. The Trust invested the $15,463,918 of the proceeds from such sale in the Company's 8.5% junior subordinated deferrable interest debenture due September 1, 2038 in the principal amount of $15,463,918 (the "Debenture"). The Debenture bears a fixed rate of interest at 8.5% per annum and is subordinate and junior in right of payment to all of the Company's senior debt; provided, however, the Company may not incur any additional senior debt in excess of 0.5% of the Company's average assets for the fiscal year immediately preceding, unless such incurrence is approved by a majority of the holders of the outstanding trust preferred securities.

Holders of the trust preferred securities are entitled to receive distributions accruing from the original date of issuance. The distributions are payable quarterly in arrears on December 1, March 1, June 1 and September 1 of each year, commencing December 1, 2008. The distributions accrue at an annual fixed rate of 8.5%. Payments of distributions on the trust preferred securities will be deferred in the event interest payments on the Debenture is deferred, which may occur at any time and from time to time, for up to 20 consecutive quarterly periods. During any deferral period, the Company may not pay dividends or make certain other distributions or payments as provided for in the Indenture. If payments are deferred, holders accumulate additional distributions thereon at 8.5%, compounded quarterly, to the extent permitted by law.

In addition, the Company issued a total of 75,000 warrants, each with the right to purchase one share of the Company's common stock for a purchase price of $25.00. The warrants were issued in increments of 500 for each $100,000 of trust preferred securities purchased. Each warrant is exercisable for a period beginning upon its date of issuance and ending upon the later to occur of either (i) September 1, 2013 or (ii) 60 days following the date upon which the Company's common stock becomes listed for trading upon a "national securities exchange" as defined under the Securities Exchange Act of 1934. The Company estimated the fair value of each warrant using a Black-Scholes-Merton valuation model and determined the fair value per warrant to be $5.65. This total value of $423,000 was recorded as a discount and reduced the net book value of the debentures to $15,052,000 with an offsetting increase to the Company's additional paid-in capital. The discount will be amortized over a three-year period.

The trust preferred securities are subject to mandatory redemption upon repayment of the Debenture at its maturity, September 1, 2038, or its earlier redemption. The Debenture is redeemable by the Company (i) prior to September 1, 2011, in whole upon the occurrence of a Special Event, as defined in the Indenture, or (ii) in whole or in part on or after September 1, 2011 for any reason. In the event of the redemption of

NOTE 10. SUBORDINATED DEFERRABLE INTEREST DEBENTURES (Continued)

the trust preferred securities prior to September 1, 2011, the holders of the trust preferred securities will be entitled to $1,050 per share, plus accumulated and unpaiddistributions thereon (including accrued interest thereon), if any, to the date of payment. In the event of the redemption of the trust preferred securities on or after September 1, 2011, the holders of the trust preferred securities will be entitled to receive $1,000 per share plus accumulated and unpaid distributions thereon (including accrued interest thereon), if any, to the date of payment.

The Company has the right at any time to terminate the Trust and cause the Debenture to be distributed to the holders of the trust preferred securities in liquidation of the Trust. This right is optional and wholly within the Company's discretion as set forth in the Indenture.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the Trust (the "Preferred Securities Guarantee"). The Preferred Securities Guarantee, when taken together with the Company's other obligations under the debentures, constitutes a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

The Company is not considered the primary beneficiary of the Trust under accounting standards for variable interest entities; therefore the Trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the Trust in included in other assets in the Consolidated Balance Sheets.

The Company is required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. The Federal Reserve Board has determined that certain cumulative preferred securities having the characteristics of trust preferred securities qualify as minority interests, which is included in Tier 1 capital for bank and financial holding companies. In calculating the amount of Tier 1 qualifying capital, the trust preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital elements (including trust preferred securities). Such Tier 1 capital treatment provides the Company with a more cost-effective means of obtaining capital for bank regulatory purposes than if the Company were to issue preferred stock.

NOTE 11. JUNIOR SUBORDINATED MANDATORY CONVERTIBLE DEFERRABLE INTEREST DEBENTURES DUE MARCH 15, 2040

On February 9, 2010 the Company established a new Delaware statutory trust subsidiary, ServisFirst Capital Trust II (the "2010 Trust"), which issued 15,000 shares of its 6.0% Mandatory Convertible Trust Preferred Securities (the "Preferred Securities") for $15,000,000, or $1,000 per Preferred Security, on March 15, 2010. The 2010 Trust simultaneously issued 50,000 shares of its common securities to the Company for a purchase price of $50,000, or $1.00 per share, which together with the Preferred Securities constitute all of the issued and outstanding securities of the 2010 Trust (collectively, the "Trust Securities"). The 2010 Trust invested all of the proceeds from the sale of the Trust Securities in the Company's 6.0% Junior Subordinated Mandatory Convertible Deferrable Interest Debentures due March 15, 2040 in the principal amount of $15,050,000 (the "Subordinated Debentures"). The Preferred Securities were offered and sold to accredited investors in a private placement.

NOTE 11. JUNIOR SUBORDINATED MANDATORY CONVERTIBLE DEFERRABLE INTEREST DEBENTURES DUE MARCH 15, 2040 (Continued)

Holders of the Preferred Securities are entitled to receive distributions accruing from March 15, 2010, and payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2010 unless the

Company defers interest payments on the Subordinated Debentures. Distributions accrue at an annual rate equal to 6.0% of the liquidation amount of $1,000 per Preferred Security. The rate and the distribution dates for the Preferred Securities correspond to the interest rate and payment dates on the Subordinated Debentures, which constitute substantially all the assets of the 2010 Trust. As a result, if principal or interest is not paid on the Subordinated Debentures, no corresponding amounts will be paid on the Preferred Securities. The 2010 Trust also pays a distribution on the common securities at an annual rate of 6.0% of the purchase price of the common securities, but such payments are financially immaterial since they simply represent a return of funds to the Company.

The Subordinated Debentures are subordinate and junior in right of payment to all of the Company's senior debt, as defined in the Indenture governing the Subordinated Debentures; provided, however, that, while any of the Preferred Securities remain outstanding, the Company shall not incur any additional senior debt in excess of 0.5% of the Company's average assets for the fiscal year immediately preceding, unless approved by the holders of a majority of the outstanding Preferred Securities. The Company has the right to defer payments of interest on the Subordinated Debentures from time to time, for up to 20 consecutive quarterly periods for each deferral period. During any deferral period, the Company may not (i) pay dividends on or redeem any of its capital stock, (ii) pay principal of or interest on any debt securities ranking *pari passu* with or subordinate to the Subordinated Debentures or (iii) make any guaranty payments with respect to any guaranty of the debt securities of any of the Company's subsidiaries if such guaranty ranks *pari passu* with or junior in right of payment to the Subordinated Debentures.

If not previously redeemed or converted into common stock of the Company, the Preferred Securities will automatically and mandatorily convert into common stock of the Company on March 15, 2013 at a conversion price of $25 per share of common stock. In addition to such mandatory conversion, the Preferred Securities may be converted into common stock of the Company at the option of the holder at any time prior to the earliest to occur of maturity, redemption or mandatory conversion at the same conversion price.

The Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity (as defined in the Indenture), or upon earlier redemption of the Subordinated Debentures. The Subordinated Debentures are redeemable by the Company at any time in whole, but not in part, upon the occurrence of a special event, as defined in the Indenture.

The Company has the right at any time to terminate the 2010 Trust and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of the 2010 Trust. This right is optional and wholly within the Company's discretion.

NOTE 11. JUNIOR SUBORDINATED MANDATORY CONVERTIBLE DEFERRABLE INTEREST DEBENTURES DUE MARCH 15, 2040 (Continued)

The Company is required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. The Federal Reserve Board has determined that certain cumulative preferred securities having the characteristics of trust preferred securities qualify as minority interests, which is included in Tier 1 capital for bank and financial holding companies. In calculating the amount of Tier 1 qualifying capital, the trust preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital elements (including trust preferred securities). Such Tier 1 capital treatment provides the Company with a more cost-effective means of obtaining capital for bank regulatory purposes than if the Company were to issue preferred stock.

NOTE 12. SUBORDINATED NOTE DUE JUNE 1, 2016

On June 23, 2009, the Company issued its 8.25% Subordinated Note due June 1, 2016 in the aggregate principal amount of $5,000,000 to an accredited investor at 100% of par. The note is subordinate and junior in right of payment upon any liquidation of the Company as to principal, interest and premium to obligations to the Company's depositors and other obligations to its general and secured creditors. Interest payments are due and payable on each September 1, December 1, March 1 and June 1, commencing on September 1, 2009. Interest accrues at an annual rate of 8.25%. The proceeds from the note payable are included in Tier 2 capital of the Bank and the Company.

In addition, the Company issued to the investor a total of 15,000 warrants, each representing the right to purchase one share of the Company's common stock for a purchase price of $25.00. Each warrant is exercisable for a period beginning upon its date of issuance and ending on June 1, 2016. The Company estimated the fair value of each warrant using a Black-Scholes-Merton valuation model and determined the fair

value per warrant to be $5.41. This total value of $86,000 was recorded as a discount and reduced the net book value of the note to $4,914,000 with an offsetting increase to the Company's additional paid-in capital. The discount will be amortized over a five-year period.

NOTE 13. DERIVATIVES

Prior to 2008 the Company entered into an interest rate floor with a notional amount of $50 million in order to fix the minimum interest rate on a corresponding amount of its floating-rate loans. The interest rate floor was sold in January 2008 and the related gain of $817,000 was deferred and amortized to income over the remaining term of the original agreement which would have terminated on June 22, 2009. Gains of $272,000 and $544,000 were recognized for the years ended December 31, 2009 and 2008, respectively.

During 2010 the Company entered into an interest rate cap with a notional value of $100 million. The cap has a strike rate of 2.00% and is indexed to the three month London Interbank Offered Rate ("LIBOR"). The cap does not qualify for hedge accounting treatment, and is marked to market, with changes in market value reflected in interest expense.

NOTE 13. DERIVATIVES (Continued)

The Company uses derivatives to hedge interest rate exposures associated with mortgage loans held for sale and mortgage loans in process. The Company regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Company's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Company regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Company's forward contract and rate lock commitments to customers as of December 31, 2009 and 2008 were not material and have not been recorded.

NOTE 14. EMPLOYEE AND DIRECTOR BENEFITS

At December 31, 2010, the Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income for the plans was approximately $713,000, $785,000 and $671,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock Incentive Plans

The Company's 2005 Stock Incentive Plan (the "2005 Plan"), originally permitted the grant of stock options to its officers, employees, directors and organizers of the Company for up to 525,000 shares of common stock. However, upon shareholder approval during 2006, the 2005 Plan was amended in order to allow the Company to grant stock options for up to 1,025,000 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the 2005 Plan. Option awards are generally granted with an exercise price equal to the estimated fair market value of the Company's stock at the date of grant; those option awards vest in varying amounts from 2007 through 2015 and are based on continuous service during that vesting period and have a ten-year contractual term. Dividends are not paid on unexercised options and dividends are not subject to vesting. The Plan provides for accelerated vesting if there is a change in control (as defined in the Plan).

On March 23, 2009 the Company's board of directors adopted the 2009 Stock Incentive Plan (the "2009 Plan"), which was effective upon approval by the stockholders at the 2009 Annual Meeting of Stockholders. The 2009 Plan authorizes the grant of Stock Appreciation Rights, Restricted Stock, Options, Non-stock Share Equivalents, Performance Shares or Performance Units and other equity-based awards.

Both incentive stock options and non-qualified stock options may be granted under the 2009 Plan. Option awards are generally granted with an exercise price equal to the estimated fair market value of the Company's stock at the date of grant. Up to 425,000 shares of common stock of the Company are available for awards under the 2009 Plan.

As of December 31, 2010, there are a total of 594,000 shares available to be granted under both of these plans.

The Company granted non-plan options to certain persons representing key relationships to purchase up to an aggregate amount of 55,000 shares of our common stock at between $15.00 and $20.00 per share for 10 years. These options are non-qualified and not part of either the 2005 Amended and Restated Stock Incentive Plan or 2009 Stock Incentive Plan.

NOTE 14. EMPLOYEE AND DIRECTOR BENEFITS (Continued)

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an index of approximately 117 publicly traded banks in the southeast United States. The expected term of options granted is based on the short-cut method and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2010	2009	2008
Expected volatility	26.00%	20.00%	21.16%
Expected dividends	0.00%	0.50%	0.50%
Expected term (in years)	7	7	7
Risk-free rate	2.10%	1.70%	2.93%

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $7.91, $5.87 and $6.58, respectively.

The following tables summarize the status of stock options granted.

NOTE 14. EMPLOYEE AND DIRECTOR BENEFITS (Continued)

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (In Thousands)
Year Ended December 31, 2010:				
Outstanding at beginning of year	863,500	$ 15.17	6.8	$ 8,483
Granted	37,500	25.00	9.4	-
Exercised	(10,000)	10.00	-	150
Forfeited	(10,000)	15.00	-	-
Outstanding at end of year	881,000	15.65	6.9	$ 8,238
Exercisable at December 31, 2010	272,627	$ 11.96	5.1	$ 3,555
Year Ended December 31, 2009:				
Outstanding at beginning of year	826,000	$ 14.70	7.7	$ 8,513
Granted	40,000	25.00	9.4	-
Exercised	-	-	-	-
Forfeited	(2,500)	15.00	-	-
Outstanding at end of year	863,500	15.17	6.8	$ 8,483
Exercisable at December 31, 2009	143,530	$ 11.99	6.1	$ 1,867
Year Ended December 31, 2008:				
Outstanding at beginning of year	742,500	$ 13.40	8.4	$ 4,905
Granted	98,500	24.31	-	-
Exercised	-	-	-	-
Forfeited	(15,000)	13.50	-	-
Outstanding at end of year	826,000	14.70	7.7	$ 8,513
Exercisable at December 31, 2008	68,598	$ 12.08	7.0	$ 886

Exercisable options at December 31, 2010 were as follows:

Range of Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (In Thousands)
$ 10.00	125,500	$ 10.00	4.4	$ 1,883
11.00	69,000	11.00	5.3	966
15.00	63,130	15.00	5.9	631
20.00	14,997	20.00	6.6	75
	272,627	$ 11.96	5.1	$ 3,555

NOTE 14. EMPLOYEE AND DIRECTOR BENEFITS (Continued)

As of December 31, 2010, there was $1,337,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of shares vested during the year ended December 31, 2010 was $474,000.

The Company granted 20,000 restricted stock awards to a key executive in October 2009, and granted 2,000 restricted stock awards to each of five employees in February 2010, for a total of 30,000 shares. The value of these awards is determined to be the current value of the Company's stock, and this total value will be recognized as compensation expense over the vesting period, which is five years from the date of grant. 4,000 shares of restricted stock vested during 2010. As of December 31, 2010, there was $583,000 of total unrecognized compensation cost related to non-vested restricted stock. The cost is expected to be recognized evenly over the remaining 3.9 years of the restricted stock's vesting period.

Stock Warrants

In recognition of the efforts and financial risks undertaken by the Bank's organizers, it granted organizers an opportunity to purchase a total 60,000 shares of common stock at a price of $10, which was the fair market value of the Bank's common stock at the time. The warrants fully vested on May 2, 2008, the third anniversary of the Bank's incorporation, and will terminate on the tenth anniversary of the incorporation date. The total number of warrants outstanding at December 31, 2010 and 2009 was 60,000.

The Company issued warrants for 75,000 shares of common stock at a price of $25 per share in the third quarter of 2008. These warrants were issued in connection with the trust preferred securities that are discussed in detail in Note 10.

The Company issued warrants for 15,000 shares of common stock at a price of $25 per share in the second quarter of 2009. These warrants were issued in connection with the sale of the Company's 8.25% Subordinated Note that is discussed in detail in Note 11.

As of December 31, 2010, all warrants were fully vested.

The following tables summarize the status of stock warrants granted under the Company's stock-based compensation plans.

NOTE 14. EMPLOYEE AND DIRECTOR BENEFITS (Continued)

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (In Thousands)
Year Ended December 31, 2010:				
Outstanding at beginning of year	60,000	$ 10.00	5.3	$ 900
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	60,000	10.00	4.3	$ 900
Exercisable at December 31, 2010	60,000	$ 10.00	4.3	$ 900
Year Ended December 31, 2009:				
Outstanding at beginning of year	60,000	$ 10.00	6.3	$ 900
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	60,000	10.00	5.3	$ 900
Exercisable at December 31, 2009	60,000	$ 10.00	5.3	$ 900
Year Ended December 31, 2008:				
Outstanding at beginning of year	60,000	$ 10.00	7.3	$ 600
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at end of year	60,000	10.00	6.3	$ 900
Exercisable at December 31, 2008	60,000	$ 10.00	6.3	$ 900

The Company has a retirement savings 401(k) and profit-sharing plan in which all employees age 21 and older may participate after completion of one year of service. For employees in service with the Bank at June 15, 2005, the length of service and age requirements were waived. The Company matches employees' contributions based on a percentage of salary contributed by participants and may make additional discretionary profit sharing contributions. The Company's expense for the plan was $377,000, $341,000 and $303,000 for 2010, 2009 and 2008, respectively.

NOTE 15. COMMON STOCK

During 2008, the Company completed private placements of 260,540 shares of common stock. The shares were issued and sold at $25 per share to accredited investors of which approximately 75,800 shares were purchased by directors, officers and their families. This sale of stock resulted in net proceeds of $6,474,000. This includes stock offering expenses of $39,000.

NOTE 15. COMMON STOCK (Continued)

During 2009, the Company. completed private placements of 139,460 shares of common stock. The shares were issued and sold at $25 per share to accredited investors of which approximately 78,500 shares were purchased by directors, officers and their families. This sale of stock resulted in net proceeds of $3,479,000. This includes stock offering expenses of $8,000.

NOTE 16. REGULATORY MATTERS

The Bank is subject to dividend restrictions set forth by the Alabama State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the Alabama State Banking Department, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. Based on this, the Bank would be limited to paying $39.1 million in dividends as of December 31, 2010.

The Bank is subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank and the financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized ServisFirst Bank as well capitalized under the regulatory framework for prompt corrective. To remain categorized as well capitalized; the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Management believes that it is well capitalized under the prompt corrective action provisions as of December 31, 2010.

The Company's and Bank's actual capital amounts and ratios are presented in the following table:

NOTE 16. REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 166,850	11.82%	$ 112,927	8.00%	N/A	N/A
ServisFirst Bank	166,721	11.81%	112,978	8.00%	$141,222	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	144,263	10.22%	56,464	4.00%	N/A	N/A
ServisFirst Bank	144,117	10.20%	56,489	4.00%	84,733	6.00%
Tier I Capital to Average Assets:						
Consolidated	144,263	7.77%	74,266	4.00%	N/A	N/A
ServisFirst Bank	144,117	7.77%	74,236	4.00%	92,795	5.00%
As of December 31, 2009:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 130,882	10.48%	$ 99,903	8.00%	N/A	N/A
ServisFirst Bank	130,426	10.45%	99,851	8.00%	$124,814	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	111,049	8.89%	49,952	4.00%	N/A	N/A
ServisFirst Bank	110,593	8.86%	49,926	4.00%	74,888	6.00%
Tier I Capital to Average Assets:						
Consolidated	111,049	6.97%	63,737	4.00%	N/A	N/A
ServisFirst Bank	110,593	6.94%	63,737	4.00%	79,672	5.00%

NOTE 17. OTHER OPERATING INCOME AND EXPENSES

The major components of other operating income and expense included in noninterest income and noninterest expense are as follows:

	Years Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Other operating income			
Mortgage fee income	$ 2,174	$ 2,222	$ 995
Loss on sale of other real estate owned	(203)	(441)	(180)
Other	774	808	619
	$ 2,745	$ 2,589	$ 1,434
Other operating expenses			
Postage	$ 173	$ 142	$ 105
Telephone	358	318	206
Data processing	1,983	1,844	1,341
FDIC insurance	2,879	2,735	568
Expenses to carry other real estate owned	1,964	2,745	1,619
Recording fees	308	309	288
Supplies	263	319	274
Customer and public relations	477	462	409
Marketing	313	276	318
Sales and use tax	141	211	243
Donations and contributions	261	214	205
Directors fees	216	180	198
Other	2,855	1,822	1,107
	$ 12,191	$ 11,577	$ 6,881

NOTE 18. INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Current	$ 11,570	$ 4,381	$ 5,062
Deferred	(2,212)	(1,601)	(1,237)
Income tax expense	$ 9,358	$ 2,780	$ 3,825

The Company's total income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

NOTE 18. INCOME TAXES (Continued)

	Year Ended December 31, 2010	
	Amount	% of Pre-tax Earnings
	(In Thousands)	
Income tax at statutory federal rate	$ 9,355	35.00%
Effect on rate of:		
State income tax, net of federal tax effect	715	2.68%
Tax-exempt income, net of expenses	(773)	-2.89%
Incentive stock option expense	144	0.54%
Other	(83)	-0.32%
Effective income tax and rate	$ 9,358	35.01%

	Year Ended December 31, 2009	
	Amount	% of Pre-tax Earnings
	(In Thousands)	
Income tax at statutory federal rate	$ 2,944	34.00%
Effect on rate of:		
State income tax, net of federal tax effect	214	2.47%
Tax-exempt income, net of expenses	(477)	-5.51%
Incentive stock option expense	224	2.59%
Other	(125)	-1.44%
Effective income tax and rate	$ 2,780	32.11%

	Year Ended December 31, 2008	
	Amount	% of Pre-tax Earnings
	(In Thousands)	
Income tax at statutory federal rate	$ 3,683	34.00%
Effect on rate of:		
State income tax, net of federal tax effect	191	1.76%
Tax-exempt income, net of expenses	(278)	-2.57%
Incentive stock option expense	177	1.64%
Other	52	0.48%
Effective income tax and rate	$ 3,825	35.31%

NOTE 18. INCOME TAXES (Continued)

The components of net deferred tax asset are as follows:

	December 31, 2010	2009	2008
		(In Thousands)	
Other real estate	$ 646	$ 411	$ 309
Start-up costs	127	141	154
Net unrealized gains on securities available for sale and cash flow hedge	(1,528)	(810)	(496)
Depreciation	(206)	(304)	(195)
Deferred loan fees	(72)	106	131
Allowance for loan losses	6,974	5,419	3,649
Nonqualified equity awards	194	27	116
Other	231	(118)	(83)
Net deferred income tax assets	$ 6,366	$ 4,872	$ 3,585

The Company believes its net deferred tax asset is recoverable as of December 31, 2010 based on the expectation of future taxable income and other relevant considerations.

NOTE 19. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, credit card arrangements, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. A summary of the Company's commitments and contingent liabilities is approximately as follows:

	2010	2009	2008
		(In Thousands)	
Commitments to extend credit	$ 538,719	$ 409,760	$ 294,502
Credit card arrangements	17,601	19,059	11,323
Standby letters of credit	47,103	39,205	32,655
	$ 603,423	$ 468,024	$ 338,480

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company.

NOTE 20. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in the Company's market area. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in this area.

The Company's loan portfolio is primarily concentrated in loans secured by real estate, of which 59% is secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in that same market. Accordingly, the ultimate collectability of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's primary market area.

NOTE 21. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations are presented below.

	Years Ended December 31,		
	2010	2009	2008
	(Dollar Amounts In Thousands Except Per Share Amounts)		
Earnings Per Share			
Weighted average common shares outstanding	5,519,151	5,485,972	5,114,194
Net income	$ 17,378	$ 5,878	$ 7,005
Basic earnings per share	$ 3.15	$ 1.07	$ 1.37
Weighted average common shares outstanding	5,519,151	5,485,972	5,114,194
Dilutive effects of assumed conversions and exercise of stock options and warrants	775,453	301,671	224,689
Weighted average common and dilutive potential common shares outstanding	6,294,604	5,787,643	5,338,883
Net income	$ 17,378	$ 5,878	$ 7,005
Diluted earnings per share	$ 2.84	$ 1.02	$ 1.31

NOTE 22. RELATED PARTY TRANSACTIONS

Loans

As more fully described in Note 3, the Company had outstanding loan balances to related parties as of December 31, 2010 and 2009 in the amount of $6,825,000 and $8,469,000, respectively.

NOTE 23. FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Company adopted the methods of fair value as described in FASB ASC 820, Fair Value Measurements and Disclosures topic, to value its financial assets and financial liabilities measured at fair value. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.

Securities – where quoted prices are available in an active market, securities are classified within level 1 of the hierarchy. Level 1 securities include highly liquid government securities such as U.S. Treasuries and exchange-traded equity securities. For securities traded in secondary markets for which quoted market prices are not available, the Company generally relies on prices obtained from independent vendors. Securities measured with these techniques are classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow calculations using inputs observable in the market where available. Examples include U.S. government agency securities, mortgage-backed securities, obligations of states and political subdivisions, and certain corporate, asset-backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified in Level 3 of the hierarchy.

Interest Rate Swap Agreements – The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the hierarchy. These fair value estimations include primarily market observable inputs such as yield curves and option volatilities, and include the value associated with counterparty credit risk.

Interest Rate Cap – The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the hierarchy. These fair value estimations include primarily market observable inputs such as yield curves and option volatilities.

NOTE 23. FAIR VALUE MEASUREMENT (Continued)

Impaired Loans- Loans are considered impaired under FASB ASC 310-10-35, Subsequent Measurement of Impaired Loans, when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate or the fair value of the collateral if the loan is collateral-dependent. Impaired loans are subject to nonrecurring fair value adjustment. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. The amount recognized as an impairment charge related to impaired loans that are measured at fair value on a nonrecurring basis was $7,878,000 and $6,076,000 during the years ended December 31, 2010 and 2009, respectively. Impaired loans measured at fair value on a nonrecurring basis are classified within Level 3 of the hierarchy.

Other real estate owned – Other real estate assets ("OREO") acquired through, or in lieu of foreclosure are held for sale and are initially recorded at the lower of cost or fair value, less selling costs. Any write-downs to fair value at the time of transfer to OREO are charged to the allowance for loan losses subsequent to foreclosure. Values are derived from appraisals of underlying collateral and discounted cash flow analysis. The amount charged to earnings was $1,252,000 and $2,149,000 for 2010 and 2009, respectively. These charges were for write-downs in the value of OREO and losses on the disposal of OREO. OREO is classified within Level 3 of the hierarchy.

The following table presents the Company's financial assets and financial liabilities carried at fair value on a recurring basis as of December 31, 2010 and 2009:

NOTE 23. FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurements at December 31, 2010 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In Thousands)			
Assets Measured on a Recurring Basis:				
Available-for-sale securities	$ -	$ 276,959	$ -	$ 276,959
Interest rate swap agreements	-	803		803
Interest rate cap		115		115
Total assets at fair value	$ -	$ 277,877	$ -	$ 277,877
Liabilities Measured on a Recurring Basis:				
Interest rate swap agreements	$ -	$ 803	$ -	$ 803

	Fair Value Measurements at December 31, 2009 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In Thousands)			
Assets Measured on a Recurring Basis:				
Available-for-sale securities	$ -	$ 255,453	$ -	$ 255,453
Interest rate swap agreements	-	413		413
Total assets at fair value	$ -	$ 255,866	$ -	$ 255,866
Liabilities Measured on a Recurring Basis:				
Interest rate swap agreements	$ -	$ 413	$ -	$ 413

The following table presents the Company's financial assets and financial liabilities carried at fair value on a nonrecurring basis as of December 31, 2010 and 2009:

NOTE 23. FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurements at December 31, 2010 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Measured on a Nonrecurring Basis:		(In Thousands)		
Impaired loans	$ -	$ -	$ 35,183	$ 35,183
Other real estate owned	-	-	6,966	6,966
Total assets at fair value	$ -	$ -	$ 42,149	$ 42,149

		Fair Value Measurements at December 31, 2009 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Measured on a Nonrecurring Basis:		(In Thousands)		
Impaired loans	$ -	$ -	$ 8,003	$ 8,003
Other real estate owned	-	-	12,525	12,525
Total assets at fair value	$ -	$ -	$ 20,528	$ 20,528

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current U.S. GAAP excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is based on quoted market prices of comparable instruments.

Restricted equity securities: Fair values for other investments are considered to be their cost as they are redeemed at par value.

Loans: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair value is based on carrying amounts. The fair value of other loans

NOTE 23. FAIR VALUE MEASUREMENT (Continued)

(for example, fixed rate commercial real estate, mortgage loans, and industrial loans) is estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair value for impaired loans is estimated using discounted cash flow analysis, or underlying collateral values, where applicable.

Derivatives: The fair value of the derivative agreements are based on quoted prices from an outside third party.

Accrued interest and dividends receivable: The carrying amount of accrued interest and dividends receivable approximates its fair value.

Deposits: The fair value disclosed for demand deposits is, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other borrowings: The fair value of other borrowings are estimated using discounted cash flow analysis, based on interest rates currently being offered by the Federal Home Loan Bank for borrowings of similar terms as those being valued.

Trust preferred securities: The fair value of trust preferred securities are estimated using a discounted cash flow analysis, based on interest rates currently being offered on the best alternative debt available at the measurement date.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Loan commitments: The fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's other off-balance-sheet instruments consist of non-fee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

NOTE 23. FAIR VALUE MEASUREMENT (Continued)

	December 31,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial Assets:				
Cash and cash equivalents	$ 231,978	$ 231,978	$ 76,206	$ 76,206
Investment securities available for sale	276,959	276,959	255,453	255,453
Investment securities held to maturity	5,234	4,963	645	643
Restricted equity securities	3,510	3,510	3,241	3,241
Mortgage loans held for sale	7,875	7,875	6,202	6,202
Loans, net	1,376,741	1,388,154	1,192,347	1,193,550
Accrued interest and dividends receivable	6,990	6,990	6,200	6,200
Derivative	918	918	413	413
Financial Liabilities:				
Deposits	$ 1,758,716	$ 1,761,906	$ 1,432,355	$ 1,435,387
Borrowings	24,937	25,717	24,922	25,981
Trust preferred securities	30,420	27,989	15,228	12,681
Accrued interest payable	898	898	1,026	1,026
Derivative	803	803	413	413

NOTE 24. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheet of ServisFirst Bancshares, Inc. as of December 31, 2010 and 2009 and the condensed statements of income and cash flows for the years ended December 31, 2010, 2009 and 2008.

NOTE 24. PARENT COMPANY FINANCIAL INFORMATION (Continued)

BALANCE SHEET
(In Thousands)

	December 31	
	2010	2009
Assets		
Cash & due from banks	$ 51	$ 95
Investment in subsidiary	146,954	112,166
Other assets	660	649
Total assets	147,665	112,910
Liabilities		
Other borrowings	30,420	15,228
Other liabilities	145	60
	30,565	15,288
Stockholders' equity		
Common stock	6	6
Paid in capital	75,914	75,078
Retained earnings	38,343	20,965
Accumulated other comprehensive income	2,837	1,573
Total stockholders' equity	117,100	97,622
Total liabilites and stockholders' equity	$ 147,665	$ 112,910

STATEMENT OF INCOME
(In Thousands)

	2010	2009	2008
Income			
Dividends received from subsidiary	$ 1,230	$ 325	$ 850
Other income	42	40	30
Total income	1,272	365	880
Expense			
Interest on borrowings	2,236	1,401	488
Other operating expenses	295	304	391
Total expense	2,531	1,705	879
(Loss) income before income taxes & equity in undistributed earnings of subsidiary	(1,259)	(1,340)	1
Income tax benefit	(924)	(614)	(313)
(Loss) income before equity in undistributed earnings earnings of subsidiary	(335)	(726)	314
Equity in undistributed earnings of subsidiary	17,713	6,604	6,691
Net income	$ 17,378	$ 5,878	$ 7,005

NOTE 24. PARENT COMPANY FINANCIAL INFORMATION (Continued)

STATEMENT OF CASH FLOWS
(In Thousands)

	2010	2009	2008
Operating activities			
Net income	$ 17,378	$ 5,878	$ 7,005
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Other	241	260	(180)
Equity in undistributed earnings of subsidiary	(17,713)	(6,604)	(6,691)
Net cash (used in) provided by operating activities	(94)	(466)	134
Investing activities			
Investment in subsidiary	(15,000)	(3,479)	(20,975)
Net cash used in investing activities	(15,000)	(3,479)	(20,975)
Financing activities			
Proceeds from other borrowings	-	-	317
Repayment of borrowings	-	-	(390)
Proceeds from issuance of trust preferred securities	15,050	-	15,000
Proceeds from issuance of common stock	-	3,479	6,474
Net cash provided by financing activities	15,050	3,479	21,401
(Decrease) increase in cash & cash equivalents	$ (44)	$ (466)	$ 560
Cash & cash equivalents at beginning of year	95	561	1
Cash & cash equivalents at end of year	$ 51	$ 95	$ 561

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain unaudited quarterly financial data derived from our consolidated financial statements. Such data is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes continued in this annual report on Form 10-K.

	2010 Quarter Ended (Dollars in thousands, except per share data)			
	March 31	June 30	September 30	December 31
Interest income	$ 18,502	$ 18,996	$ 19,959	$ 20,689
Interest expense	3,596	3,688	3,972	4,004
Net interest income	14,906	15,308	15,987	16,685
Provision for loan loss	2,538	2,537	2,537	2,738
Net income	4,013	4,021	4,799	4,545
Income per share, basic	0.73	0.73	0.87	0.82
Income per share, diluted	0.69	0.65	0.77	0.73

	2009 Quarter Ended (Dollars in thousands, except per share data)			
	March 31	June 30	September 30	December 31
Interest income	$ 13,937	$ 14,979	$ 16,092	$ 17,189
Interest expense	4,891	4,478	4,648	4,320
Net interest income	9,046	10,501	11,444	12,869
Provision for loan loss	2,460	2,608	3,209	2,583
Net income	721	1,559	1,608	1,990
Income per share, basic	0.13	0.28	0.29	0.37
Income per share, diluted	0.13	0.27	0.28	0.34

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with accountants regarding accounting and financial disclosure matters during the year ended December 31, 2010.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon that evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Changes in Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer has concluded that there were no changes in our internal control over financial reporting identified in the evaluation of the effectiveness of our disclosure controls and procedures that occurred during the fiscal quarter ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2010, management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2010, based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by Mauldin & Jenkins, LLC an independent registered public accounting firm, as stated in their report herein — "Report of Independent Registered Public Accounting Firm."

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

We respond to this Item by incorporating by reference the material responsive to this Item in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2011 Annual Meeting of Shareholders.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics that applies to all of our employees, officers and directors. The Code of Ethics covers compliance with law; fair and honest dealings with us, with competitors and with others; fair and honest disclosure to the public; and procedures for compliance with the Code of Ethics. A copy of the Code of Ethics is included as Exhibit 14 to this Form 10-K.

Executive Officers of the Registrant

The business experience of our executive officers who are not also directors is set forth below.

William Foshee – Mr. Foshee has served as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary since 2007 and as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Bank since 2005. Mr. Foshee served as the Chief Financial Officer of Heritage Financial Holding Corporation from 2002 until it was acquired in 2005. Mr. Foshee is a Certified Public Accountant.

Clarence C. Pouncey, III – Mr. Pouncey has served as our Executive Vice President and Chief Operating Officer since 2007 and Executive Vice President and Chief Operating Officer of the Bank since November 2006 and also served as Chief Risk Officer of the Bank from March 2006 until November 2006. Prior to joining the Company, Mr. Pouncey was employed by SouthTrust Bank (now Wells Fargo Bank) in various capacities from 1978 to 2006, most recently as the Senior Vice President and Regional Manager of Real Estate Financial Services.

Andrew N. Kattos – Mr. Kattos has served as Executive Vice President and Huntsville President and Chief Executive Officer of the Bank since April 2006. Prior to joining the Company, Mr. Kattos was employed by First Commercial Bank for 14 years, most recently as an Executive Vice President and Senior Lender in the Commercial Lending Department. Mr. Kattos also serves on the advisory council of the University of Alabama in Huntsville School of Business.

G. Carlton Barker – Mr. Barker has served as Executive Vice President and Montgomery President and Chief Executive Officer of the Bank since February 1, 2007. Prior to joining the Company, Mr. Barker was employed by Regions Bank for 19 years in various capacities, most recently as the Regional

President for the Southeast Alabama Region. Mr. Barker serves on the Huntingdon College Board of Trustees and on the Alabama State Banking Board.

Ronald A. DeVane – Mr. DeVane has served as Executive Vice President and Dothan President and Chief Executive Officer of the Bank since August 2008. Prior to joining the Company, Mr. DeVane held various positions with Wachovia Bank and SouthTrust Bank until his retirement in 2006, including CEO for the Wachovia Midsouth Region, which encompassed Alabama, Tennessee, Mississippi and the Florida panhandle, from September 2004 until 2006, CEO of the Community Bank Division of SouthTrust from January 2004 until September 2004, and CEO for SouthTrust Bank of Atlanta and North Georgia from July 2002 until December 2003. Mr. DeVane is a Trustee at Samford University, a member of the Troy University Foundation Board, a Trustee of the Southeast Alabama Medical Center Foundation Board, and a Board Member of the National Peanut Festival Association.

ITEM 11. EXECUTIVE COMPENSATION.

We respond to this Item by incorporating by reference the material responsive to this Item in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2011 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

We respond to this Item by incorporating by reference the material responsive to this Item in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2011 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

We respond to this Item by incorporating by reference the material responsive to this Item in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2011 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

We respond to this Item by incorporating by reference the material responsive to this Item in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements are filed as a part of this registration statement:

(b) The following exhibits are furnished with this registration statement.

EXHIBIT NO.	NAME OF EXHIBIT
2.1	Plan of Reorganization and Agreement of Merger dated August 29, 2007 (1)
3.1	Certificate of Incorporation (1)
3.2	Certificate of Amendment to Certificate of Incorporation (1)
3.3	Bylaws (1)
4.1	Form of Common Stock Certificate (1)
4.2	Certain provisions from the Certificate of Incorporation (1)
4.3	Revised Form of Common Stock Certificate (2)
4.4	Amended and Restated Trust Agreement of ServisFirst Capital Trust I dated September 2, 2008 (3)
4.5	Indenture dated September 2, 2008 (3)
4.6	Guarantee Agreement dated September 2, 2008 (3)
4.7	Form of Common Stock Purchase Warrant dated September 2, 2008 (3)
4.8	ServisFirst Bank 8.5% Subordinated Note due June 1, 2016 (6)

4.9	Warrant to Purchase Shares of Common Stock dated June 23, 2009 (6)
4.10	Amended and Restated Trust Agreement of ServisFirst Capital Trust II, dated March 15, 2010 (7)
4.11	Indenture, dated March 15, 2010, by and between ServisFirst Bancshares, Inc. and Wilmington Trust Company (7)
4.12	Preferred Securities Guaranty Agreement, dated March 15, 2010, by and between ServisFirst Bancshares, Inc. and Wilmington Trust Company (7)
10.1	2005 Amended and Restated Stock Incentive Plan (1)*
10.2	Change in Control Agreement with William M. Foshee dated May 20, 2005 (1)*
10.3	Change in Control Agreement with Clarence C. Pouncey III dated June 6, 2006 (1)*
10.4	Employment Agreement of Andrew N. Kattos dated April 27, 2006 (1)*
10.5	Employment Agreement of G. Carlton Barker dated February 1, 2007 (1)*
10.6	2009 Stock Incentive Plan (4)*
11	Statement Regarding Computation of Earnings Per Share is included herein at Note 21 to the Financial Statements in Item 8.
14	Code of Ethics for Principal Financial Officers (5)
21	List of Subsidiaries
24	Power of Attorney
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 906 Certification of Chief Executive Officer
32.2	Section 906 Certification of Chief Financial Officer

(1) Previously filed as an exhibit to ServisFirst Bancshares, Inc.'s Registration Statement on Form 10, as filed with the Securities and Exchange Commission on March 28, 2008, and incorporated herein by reference.

(2) Previously filed as an exhibit to ServisFirst Bancshares, Inc.'s Current Report on Form 8-K dated September 15, 2008, and incorporated herein by reference.

(3) Previously filed as an exhibit to ServisFirst Bancshares, Inc.'s Current Report on Form 8-K dated September 2, 2008, and incorporated herein by reference.

(4) Previously filed as Appendix A to ServisFirst Bancshares, Inc.'s definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders and incorporated herein by reference.

(5) Previously filed as an exhibit to ServisFirst Bancshares, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.

(6) Previously filed as an exhibit to ServisFirst Bancshares, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(7) Previously filed as an exhibit to ServisFirst Bancshares, Inc.'s Current Report on Form 8-K dated March 15, 2010, and incorporated herein by reference.

* Management contract or compensatory plan arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERVISFIRST BANCSHARES, INC.

By: /s/Thomas A. Broughton, III
Thomas A. Broughton, III
President and Chief Executive Officer

Dated: March 8, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/Thomas A. Broughton, III Thomas A. Broughton, III	President, Chief Executive Officer and Director (Principal Executive Officer)	March 8, 2011
/s/ William M. Foshee William M. Foshee	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 8, 2011
* Stanley M. Brock	Chairman of the Board	March 8, 2011
* Michael D. Fuller	Director	March 8, 2011
James J. Filler	Director	March 8, 2011
* Joseph R. Cashio	Director	March 8, 2011
* Hatton C. V. Smith	Director	March 8, 2011

*The undersigned, acting pursuant to a Power of Attorney, have signed this Annual Report on Form 10-K for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stated, in the capacities indicated above ad on the date indicated below.

/s/ William M. Foshee
William M. Foshee
Attorney-in-Fact

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Servis 1st

ServisFirst Bancshares, Inc.
850 Shades Creek Parkway
Suite 200
Birmingham, AL 35209
Toll Free: 866.317.0810
www.servisfirstbank.com

Our Name is *Our Mission*